Exhibit 99.1

The Annual and Special Meeting of Shareholders
will be held at 11:00 a.m. MDT
on Tuesday, April 29, 2014,
in Calgary, Alberta.
This Document Contains:
• Notice of Meeting
• Proxy Circular

TransAlta Corporation
Management Proxy Circular

This document contains important information for shareholders. Your participation is very important. Please take a minute to submit your proxy today or vote by phone or through the internet in accordance with the instructions set forth in the proxy.

TransAlta™

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Table of Contents

INVITATION TO SHAREHOLDERS		1
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS		2
MANAGEMENT PROXY CIRCULAR		3
GENERAL INFORMATION		3
VOTING AND SOLICITATION OF PROXIES		3
A.	BUSINESS OF THE MEETING	9
WHAT THE MEETING WILL COVER		9
1.	ELECTION OF DIRECTORS	9
2.	FINANCIAL STATEMENTS	24
3.	APPOINTMENT OF AUDITORS	24
4.	CONFIRMING AMENDMENTS AND RESTATEMENT OF BY-LAW NO. 1 OF THE COMPANY	25
5.	CONFIRMING THE ADOPTION OF ADVANCE NOTICE BY-LAW NO. 2 OF THE COMPANY	26
6.	ADVISORY VOTE ON EXECUTIVE COMPENSATION	27
B.	GOVERNANCE	28
OUR GOVERNANCE PRACTICES		28
BOARD CHARACTERISTICS		31
REPORT OF THE AUDIT AND RISK COMMITTEE AND COMMITTEE RESPONSIBILITIES		36
REPORT OF THE GOVERNANCE AND ENVIRONMENT COMMITTEE AND COMMITTEE RESPONSIBILITIES		38
REPORT OF THE HUMAN RESOURCES COMMITTEE AND COMMITTEE RESPONSIBILITIES		40
C.	COMPENSATION	42
REPORT ON DIRECTOR COMPENSATION		42
REPORT ON EXECUTIVE COMPENSATION		47
LETTER TO SHAREHOLDERS		47
2013 PERFORMANCE		48
2013 CEO PERFORMANCE AND COMPENSATION		49
COMPENSATION DISCUSSION AND ANALYSIS		51
COMPENSATION STRATEGY - FIXED AND VARIABLE COMPENSATION		54
SHAREHOLDER ALIGNMENT		59
ANNUAL COMPENSATION RISK REVIEW PROCESS		64
PERFORMANCE ANALYSIS		65
2013 PAY DECISIONS OF THE HRC AND THE BOARD		67
NAMED EXECUTIVE OFFICERS’ REALIZED PAY		69
SUMMARY COMPENSATION TABLE		80
OTHER REQUIRED DISCLOSURE		81
DIRECTORS AND OFFICERS INSURANCE		88
DIRECTOR APPROVAL		88
APPENDIX “A”		A-1
APPENDIX “B”		B-1
APPENDIX “C”		C-1
CHECKLIST OF CORPORATE GOVERNANCE DISCLOSURE – FORM 58-101F1		C-1
NEW YORK STOCK EXCHANGE – SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES		C-2
APPENDIX “D”GENERAL GOVERNANCE GUIDELINES FOR THE BOARD		D-1

TransAlta Corporation 2014 Management Proxy Circular

A NOTE ABOUT FORWARD LOOKING STATEMENTS

From time to time, we make written or oral forward looking statements within the meaning of certain securities laws, including in this Management Proxy Circular, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications.  All forward looking statements are based on our beliefs as well as assumptions based on information available at the time the assumption was made and on management’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors deemed appropriate in the circumstances.  Forward looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as “may”, “will”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “potential”, “enable”, “continue”, or other comparable terminology.  These statements include, but are not limited to, statements made in the “Compensation Discussion and Analysis” section of this Management Proxy Circular and other statements about our operations, financial condition, risk management priorities, targets, ongoing objectives, strategies and outlook for 2014 and subsequent periods.   By their nature, these statements are not guarantees of our future performance and are subject to risks, uncertainties and other important factors that could cause our actual performance to be materially different from that projected.  Factors that may adversely impact our forward looking statements include risks relating to: fluctuations in market prices, availability of fuel supplies required to generate electricity; our ability to contract our generation for prices that will provide expected returns, the regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; changes in general economic conditions including interest rates; operational risks involving our facilities, including unplanned outages at such facilities; disruptions in the transmission and distribution of electricity; effects of weather; disruptions in the source of fuels, water or wind required to operate our facilities; natural disasters; the threat of domestic terrorism and cyber-attacks; equipment failure; energy trading risks; industry risk and competition; fluctuations in the value of foreign currencies and foreign political risks; need for additional financing; structural subordination of securities; counterparty credit risk; insurance coverage; our provision for income taxes; legal proceedings involving the Company; reliance on key personnel; labour relations matters; and development projects and acquisitions.  Readers are urged to consider these factors carefully in evaluating the forward looking statements and are cautioned not to place undue reliance on forward looking statements.  The forward looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward looking statements to reflect new information, future events or otherwise, except as required by applicable laws.  In light of these risks, uncertainties and assumptions, the forward looking events might occur to a different extent or at a different time than we have described or might not occur.

INVITATION TO SHAREHOLDERS

March 10, 2014

Dear Shareholder,

You are cordially invited to attend our 2014 Annual and Special Meeting of Shareholders of TransAlta Corporation (the “Meeting”), which will take place on Tuesday, April 29, 2014 at 11:00 a.m. (local time) in the Grand Lecture Theatre at The Metropolitan Conference Centre, located at 333 Fourth Avenue SW, in Calgary, Alberta.  At the Meeting, you will have the opportunity to hear about our performance in 2013 and management’s plans going forward.  You will also be able to meet and ask questions of the Board of Directors and management.

Attached are the Notice of Annual and Special Meeting of Shareholders and the Management Proxy Circular, which contain details of the business to be conducted at the Meeting and provide information with respect to executive compensation and our governance practices and principles.  We hope you will take the time to review this circular and provide your vote on the business items of the meeting.  Your vote and participation are very important.

If you are unable to attend the Meeting in person, you can vote by telephone, via the Internet or by completing and returning the enclosed proxy.  Please refer to the Registered Shareholder Voting section of the Management Proxy Circular for more information.

The Meeting will also be webcast at www.transalta.com.  We encourage you to visit our website at any time before the meeting as it provides information about our company.

We look forward to seeing you at the meeting.

Sincerely,

Gordon D. Giffin Chair of the Board	Dawn L. Farrell President and Chief Executive Officer

NOTICE

In March 2013, we asked all registered shareholders to advise us in writing if they did not wish to receive the 2013 Annual Report and asked all beneficial shareholders to advise us in writing if they did wish to receive the 2013 Annual Report, when it became available in March 2014.  If you are a registered shareholder who replied that you did not wish to receive the Annual Report, or if you are a beneficial shareholder who did not reply to the inquiry, you will not receive the Annual Report.  As well, if you purchased TransAlta common shares through a broker after March 5, 2014 you may not receive the 2013 Annual Report.

The 2013 Annual Report is available on our website at www.transalta.com and on SEDAR at www.sedar.com.  Anyone wishing to receive a paper copy of the 2013 Annual Report may obtain one free of charge by contacting TransAlta’s transfer agent, CST Trust Company, or by contacting our Investor Relations Department at 403.267.2520 or toll free at 1.800.387.3598.

CST Trust Company P.O. Box 700 Station “B” Montreal, Quebec H3B 3K3 Telephone: 1.800.387.0825 Online: www.canstockta.com

1	TransAlta Corporation 2014 Management Proxy Circular

TransAlta Corporation 110 – 12th Avenue SW Box 1900, Station “M” Calgary, Alberta T2P 2M1 (403) 267-7110 www.transalta.com

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of shareholders of TransAlta Corporation (the “Meeting”) will be held on Tuesday, April 29, 2014 at 11:00 a.m. (local time) in the Grand Lecture Theatre at The Metropolitan Conference Centre, located at 333 Fourth Avenue SW, in Calgary, Alberta for the following purposes:

1.	to elect the directors for the coming year;

2.	to receive the audited financial statements of the Company for the year ended December 31, 2013 and the auditor’s report on the statements;

3.	to appoint the auditors and authorize the directors to fix their remuneration;

4.

to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, the full text of which is reproduced on page 25 of the Management Proxy Circular, confirming the amendments and restatement of By-law Number 1 of the Company (“By-Law No. 1”);

5.

to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, the full text of which is reproduced on page 26 of the Management Proxy Circular, confirming a new by-law of the Company (By-Law Number 2), adopting advance notice requirements for nominations of directors by shareholders (“Advance Notice By-Law No. 2”);

6.	to consider an advisory resolution on the Company’s approach to executive compensation, the full text of which is reproduced on page 27 of the Management Proxy Circular; and

7.	to consider such other matters as may properly come before the Meeting.

The Proxy Circular and the Proxy form accompany this Notice.

By order of the Board of Directors

Calgary, Alberta March 10, 2014	Maryse C. St.-Laurent Vice-President and Corporate Secretary

Only shareholders of record at the close of business on March 5, 2014 are entitled to receive notice and to vote at the Meeting or any adjournment.  Proxies must be returned to TransAlta’s Transfer Agent and Registrar, CST Trust Company, Attention:  Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for holding the Meeting, or any adjournment.  Registered shareholders who cannot attend the Meeting in person may use one of the voting options described in this Proxy Circular and the accompanying Proxy.  Non-registered shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting.

TransAlta Corporation 2014 Management Proxy Circular	2

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular (“Proxy Circular”) is furnished to shareholders in connection with the solicitation of proxies by and on behalf of the management of TransAlta Corporation (“TransAlta”, “Company”, “we” and “our”) and the Board of Directors (the “Board”) for use at the Annual and Special Meeting of Shareholders of the Company (the “Meeting”) to be held on Tuesday, April 29, 2014 at 11:00 a.m. (local time) in the Grand Lecture Theatre at The Metropolitan Conference Centre, located at 333 Fourth Avenue SW, in Calgary, Alberta, or any adjournment thereof, for the purposes set out in the Notice of Annual and Special Meeting of Shareholders (the “Notice of Meeting”).

GENERAL INFORMATION

This Proxy Circular was provided to you because at the close of business on March 5, 2014, the record date set for the Meeting, you owned TransAlta common shares.  As a shareholder, you have the right to attend the Meeting and vote your TransAlta shares.  You may vote in person or by proxy, using the enclosed form.

VOTING AND SOLICITATION OF PROXIES

We believe it is important for all shareholders to vote.  To encourage your vote, you may be contacted by TransAlta employees by telephone, email, and facsimile or in person, or by our proxy solicitation agent, Kingsdale Shareholder Services Inc.  Solicitation will be made primarily by mail and the cost will be borne by the Company.  The cost of these services is estimated at approximately $60,000.

We also reimburse brokerage houses and other agents, custodians, nominees and fiduciaries for the expense of forwarding this Proxy Circular to the beneficial owners of our shares.

For those shareholders who cannot attend the Meeting in person, we have made arrangements to provide a live webcast of the Meeting.  Details on how you may listen to and follow the proceedings on the webcast can be found on our website at www.transalta.com/powering-investors/events-and-presentations.

WHO CAN VOTE

If you held common shares at the close of business on March 5, 2014, you are entitled to attend the meeting or any adjournment and vote your common shares.  Each TransAlta common share represents one vote.

PRINCIPAL OWNERS OF TRANSALTA SHARES

At the close of business on March 5, 2014, there were 270,363,062 common shares outstanding.  Our common shares trade under the symbol “TA” on the Toronto Stock Exchange (“TSX”) and under the symbol “TAC” on the New York Stock Exchange (“NYSE”).

To the knowledge of our directors and officers, no person beneficially owns (directly or indirectly), controls or directs more than 10 percent of our common shares.

We also have 12,000,000 Series A preferred shares, 11,000,000 Series C preferred shares and 9,000,000 Series E preferred shares issued and outstanding.  Our preferred shares trade under the symbols TA.PR.D, TA.PR.F, TA.PR.H, respectively, on the TSX.

QUORUM FOR THE MEETING

To transact business at the Meeting, we must have at least two persons holding or representing by proxy not less than 25 percent of the outstanding shares entitled to be voted at the Meeting.

TRANSFER AGENT

CST Trust Company succeeded CIBC Mellon Trust Company as our transfer agent.  On November 1, 2010, CIBC Mellon Trust Company sold its issuer services business to Canadian Stock Transfer Company Inc. which operated the business on their behalf until August 30, 2013, at which time CST Trust Company, an affiliate of Canadian Stock Transfer Company Inc., received federal approval to commence business.

3	TransAlta Corporation 2014 Management Proxy Circular

DATE OF INFORMATION

Except as otherwise stated, information in this Proxy Circular is as of March 10, 2014.

MAILING OF PROXY CIRCULAR AND ANNUAL REPORT

Our 2014 Management Proxy Circular is being mailed (either physically or electronically) to all shareholders.  Our Annual Report is being mailed to:

·                  registered shareholders, except those who asked not to receive it; and

·                  beneficial shareholders who requested a copy.

AVAILABILITY OF DOCUMENTS

If you are a registered shareholder, you received our 2013 Annual Report in this package, unless you asked not to.

If you are a beneficial shareholder and returned last year’s form requesting a copy of our annual or interim reports, you received copies of one or all of the documents as requested.  You will be asked again this year whether or not you wish to receive these documents for 2014.  If you do, please fill out and return the Beneficial Shareholder Form included in this package.

If you, as a registered shareholder, i) do not want our Annual Report next year; or, ii) wish to receive interim reports, please fill out and return the Registered Shareholder Form in this package.

You will find additional information regarding our business in our Annual Information Form as well as our audited consolidated financial statements and accompanying Management’s Discussion and Analysis for the year ended December 31, 2013.  Copies of these documents and other important documents are on our website at www.transalta.com.

Please note that you can access all of our public documents at www.transalta.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

If you prefer to receive a paper copy of our documents, you may request them from:

Investor Relations

TransAlta Corporation

110 – 12th Avenue SW

Box 1900, Station “M”

Calgary, Alberta  T2P 2M1

1.800.387.3598 (toll-free) North America

403.267.2520 Calgary / outside North America:

investor_relations@transalta.com

CST Trust Company P.O. Box 700 Station “B” Montreal, Quebec H3B 3K3 1.800.387.0825 (toll-free) North America 416.682.3860 Toronto / outside North America inquiries@canstockta.com

COMMUNICATING WITH THE BOARD

Our Board values open dialogue and welcomes advice from our shareholders.  Our Board also encourages shareholder participation at its annual meetings.  Shareholders may communicate directly with the Board or any Board member(s) by directing their correspondence to the following address:

Vice-President and Corporate Secretary

TransAlta Corporation

110 – 12th Avenue SW

Box 1900, Station “M”

Calgary, Alberta  T2P 2M1

Or:

corporate_secretary@transalta.com

TransAlta Corporation 2014 Management Proxy Circular	4

ETHICS POLICIES

We have adopted a Code of Business Conduct and Ethics for the Board and all employees.  Under these policies, all directors, officers and employees must demonstrate ethical business practices in all business relationships, within and outside of TransAlta.  These policies are available at www.transalta.com/about-us/governance and/or are filed at www.sedar.com and www.sec.gov.

REPORTING CONCERNS

The Board, through the oversight of the Audit and Risk Committee (“ARC”), has established several options for employees, contractors, shareholders, and other stakeholders to call or contact the ARC with respect to accounting irregularities, ethical violations or any other matters they wish to bring to the attention of the Board.  You may contact the ARC by:

·                  Email to the Ethics Help Line at ethics_helpline@transalta.com; or

·                  Fax addressed to the Director, Internal Audit at the confidential fax line 403.267.7985; or

·                  A confidential, anonymous voice mail on the TransAlta Ethics Help Line at 1.888.806.6646; or

·                  Mail addressed to:

Director, Internal Audit TransAlta Corporation 110 – 12th Avenue SW Box 1900, Station “M” Calgary, Alberta T2P 2M1	or	Chair of the ARC Subject Matter “003” TransAlta Corporation 110 – 12th Avenue SW c/o Box 1900 Station “M” Calgary, Alberta T2P 2M1

DIVIDEND REINVESTMENT PLAN

The Company established the Premium DividendTM, Dividend Reinvestment and Optional Common Share Purchase Plan (the “Plan”) to provide eligible shareholders of TransAlta with the option to reinvest dividends at a discount, from zero to five per cent at the discretion of the Board of Directors, to the average market price towards the purchase of new shares of TransAlta (the “Dividend Reinvestment Component”).  Shareholders enrolled in the Dividend Reinvestment Component are also eligible to purchase up to $5,000 per quarter in new shares at a discount to the average market price, the Optional Cash Payment (the, “OCP Component”). The discount under the OCP Component is also determined from time to time by the Board.

To participate in the Plan, eligible shareholders must be resident in Canada.  Residents of the United States or an individual who is otherwise a “U.S. Person” under applicable United States securities laws may not participate in the Plan.  Shareholders who are resident in any jurisdiction outside of Canada (other than the United States) may participate in the Plan only if their participation is permitted by the laws of the jurisdiction in which they reside and provided that TransAlta is satisfied, in its sole discretion, that such laws do not subject the Plan, TransAlta, the Plan agent or the Plan broker to additional legal or regulatory requirements.

The Company suspended the Premium DividendTM component of the Plan effective July 1, 2013.

Information on our Plan may be found at www.transalta.com/powering-investors/shareholder-information/drasp or you may contact our transfer agent CST Trust Company at:

Phone:	1.800.387.0825
Online:	www.canstockta.com

Mail:	CST Trust Company.
Dividend Reinvestment Services
P.O. Box 700
Station “B”
Montreal, Quebec H3B 3K3

5	TransAlta Corporation 2014 Management Proxy Circular

SHAREHOLDER RIGHTS PLAN

We have a shareholder rights plan.  It was originally put in place on October 13, 1992 in an agreement between CIBC Mellon and the Company.  According to the rules of the TSX, shareholders must confirm this plan every three years.  The Shareholder Rights Plan was last confirmed at our annual and special meeting of shareholders on April 23, 2013. With respect to transition to CST Trust Company, the Shareholder Rights Plan provides that all the covenants and provisions of the Shareholder Rights Plan are binding on the successors and assigns.

SHAREHOLDER PROPOSALS

As an eligible shareholder, if you wish to submit a proposal for our 2015 Annual Meeting of Shareholders, you must do so no later than December 11, 2014.  You must submit it to:

TransAlta Corporation

Attention:  Vice-President and Corporate Secretary

110 – 12th Avenue SW

Box 1900, Station “M”

Calgary, Alberta  T2P 2M1

REGISTERED SHAREHOLDER VOTING

You are a registered shareholder if your shares are held in your name and you have a share certificate.  As a registered shareholder, you may:

VOTE IN PERSON	OR	APPOINT A PROXYHOLDER
IF YOU ATTEND THE MEETING IN PERSON, IT IS NOT NECESSARY TO COMPLETE AND RETURN THE PROXY. PLEASE REGISTER WITH OUR REGISTRAR AND TRANSFER AGENT, CST TRUST COMPANY, WHEN YOU ARRIVE AT THE MEETING.

A proxyholder is someone who you gave the authority to attend the meeting and vote on your behalf. This person does not need to be a shareholder.

Dawn L. Farrell (President and Chief Executive Officer) and Gordon D. Giffin (Chair of the Board) have agreed to act as your proxyholder.  If you decide to appoint these proxyholders, but do not indicate how you want to vote on the enclosed form, they will vote as follows:

		·	FOR electing each nominated director;
		·	FOR re-appointing the auditors;
		·	FOR confirming the amendments and restatement the Company’s By-Law No. 1;
		·	FOR confirming a new by-law of the company, adopting advance notice requirements for nominations of directors by shareholders; and
		·	FOR the advisory vote on our approach to executive compensation.

To appoint somebody else as your proxyholder, cross out the printed names on the Proxy and insert the name of the person you wish to act as your proxyholder in the blank space provided.  Please indicate the way you wish to vote on each item of business and your vote will be cast accordingly.  Your proxyholder will be required to register with our Transfer Agent when they arrive at the Meeting.

TransAlta Corporation 2014 Management Proxy Circular	6

If you do not plan to attend the Meeting, or have your proxyholder attend, you may vote in one of the three following ways:

	or		or
By Mail		By Telephone		By Internet

To vote by mail, please complete, date and sign the Proxy in accordance with the instructions included on the Proxy.  Return the completed form in the envelope provided to CST Trust Company, Attention:  Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1.  To be voted at the Meeting, the Proxy must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for holding the Meeting, or any adjournment of the Meeting.

To vote by telephone, you must use a touch-tone telephone to transmit voting preferences to a toll free number:  1.888.489.7352 (English and French).  You must follow the instructions of the “Vote Voice” and refer to the Proxy sent to you for the 13 digit Control Number, located on the back in the lower left corner.  Convey your voting instructions by use of touch-tone selections over the telephone.  When you vote by telephone, you must cast your vote not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for holding the Meeting, or any adjournment

To vote by Internet, you must access the website www.cstvotemyproxy.com.  You must then follow the instructions and refer to the Proxy sent to you for the 13 digit Control Number, located on the back in the lower left corner.  Convey your voting instructions electronically over the Internet.  When you vote by Internet, you must cast your vote not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the holding of the Meeting, or any adjournment.

By following one of the three options above, you may authorize the management representatives of the Company named in the Proxy to vote your shares.

BENEFICIAL SHAREHOLDER VOTING

You are a beneficial shareholder if your shares are registered in the name of an intermediary and your certificate is held with a bank, trust company, securities broker, trustee or other institution.  As the beneficial shareholder, you may:

Vote through your	OR	Vote in person	OR	Vote by telephone or
Nominee				the Internet

To vote your shares held through an intermediary, you must follow the instructions on the request for voting instructions form provided by your intermediary.

To vote your shares in person at the meeting, you must:

i)                      Appoint yourself as the proxyholder by writing your own name in the space provided on the request for voting instructions form.  Do not complete the voting section on the request for voting instructions as your vote will be taken at the Meeting; and

ii)                 Return the request for voting instructions form to your intermediary in the envelope provided.

Note:  If you are a U.S. beneficial shareholder and you wish to attend the Meeting and vote your shares in person, you must follow the instructions on the back of your voting instruction form to obtain a legal proxy.  Once you have received your legal proxy, you will need to submit and deliver it to the Company or its transfer agent, prior to the proxy deposit date in order to vote your shares in person.

You may vote by telephone or Internet by following the instructions for telephone and Internet voting on the request for voting instructions form.

7	TransAlta Corporation 2014 Management Proxy Circular

CHANGING YOUR VOTE
REGISTERED SHAREHOLDERS

·      If your prior vote was submitted by mail, you may revoke your Proxy in writing addressed to TransAlta Corporation, executed by you or by your attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at 110 – 12th Avenue SW, Calgary, Alberta, T2P 2M1, Attention:  Vice-President and Corporate Secretary.  You must revoke your Proxy not less than 24 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the Meeting, or any adjournment, at which the Proxy is to be used, or in person with the Chair of the Meeting prior to the start of the Meeting, or any adjournment.

·      If your prior vote was submitted by telephone or the Internet, you may revoke your Proxy by mail within the time frame set forth above or by telephone or Internet not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the Meeting, or any adjournment.

·      You may also revoke your Proxy by submitting new voting instructions, which will revoke any prior instructions.

BENEFICIAL SHAREHOLDERS	If you have voted through your intermediary and would like to change your mind and vote in person, contact your intermediary to discuss whether this is possible and what procedures you need to follow.

VOTING RESULTS

CST Trust Company, our transfer agent, counts the votes and will only show us a Proxy form if:

·                  it is required by law;

·                  there is a proxy contest; or

·                  a shareholder has written comments on the Proxy form that are clearly intended for TransAlta’s management.

Questions? Contact Our Transfer Agent CST Trust Company 1.800.387.0825 www.canstockta.com

TransAlta Corporation 2014 Management Proxy Circular	8

A.                     BUSINESS OF THE MEETING

WHAT THE MEETING WILL COVER

There are six items of business:

1.              ELECTION OF DIRECTORS

·	All of our director nominees are independent with the exception of Mrs. Dawn Farrell, our President and Chief Executive Officer.
·	Voting is conducted on an individual director basis.
·	We have a majority voting policy.
·	In 2013, our directors’ attendance at meetings of the Board was 99%.

Eleven directors have been nominated and are standing for election to the Board on the basis that such nominated directors possess an appropriate mix of expertise and qualities necessary for such service.  Each director elected will serve until the next annual meeting of shareholders or until his or her successor is elected or appointed.  Each director has agreed to serve as a director if elected.

Board Size, Skills and Experience

Our Articles of Incorporation allow us to have not less than three and not more than 19 directors.  Our Board considers annually the size of the Board and has determined that between 10 to 12 directors is an appropriate size to provide for effective decision making, staffing of Board committees and to address succession planning requirements.  A skills and expertise matrix outlining the combined skills and experience of our director nominees is utilized to assist in this determination and is included on page 23 of this Proxy Circular.

Independence of our Directors

All of our director nominees are independent, except for Mrs. Dawn L. Farrell, our President and Chief Executive Officer (“CEO”).  Also, there is no family relationship between any of the nominated directors.

Election of Individual Directors Shareholders are provided with the opportunity to cast their votes for or withhold from voting for each director individually.	Our majority voting policy applies to the election of directors.

Our Policy on Majority Voting

The Company’s majority voting policy provides that in an uncontested election of directors at an annual meeting of shareholders, the votes cast in favour of the election of a director nominee must represent a majority of the total votes cast at the Meeting.  If that is not the case, that director must tender his or her resignation for consideration by the balance of the Board.  If for any reason the Board does not accept the resignation, it will promptly disclose its decision, including the reason for not accepting the resignation, in a press release.

Nominees

The Board is presently comprised of 11 directors, one of whom, Gordon S. Lackenbauer, is retiring at the Meeting and will not be standing for re-election. Management and the Board acknowledge with gratitude the valuable contributions of Mr. Lackenbauer during his eight-year tenure on the Board.  By resolution of the Board, the number of directors to be elected at the Meeting has been fixed at 11. The Board is proposing that, in addition to the 10 members of the current Board who are standing for re-election, Georgia R. Nelson be elected as a director.  The 11 directors being nominated for election in 2014 are:

William D. Anderson	Michael M. Kanovsky
Timothy W. Faithfull	Karen E. Maidment
Dawn L. Farrell	Yakout Mansour
Alan J. Fohrer	Georgia R. Nelson
Gordon D. Giffin	Martha C. Piper
C. Kent Jespersen

9	TransAlta Corporation 2014 Management Proxy Circular

The biographies of our 11 nominees for election to the Board are listed in this section.

DIRECTOR NOMINEE INFORMATION

William D. Anderson (1) – Independent Director

Ontario, Canada	Areas of Expertise

Director Since 2003	Accounting, Finance & Tax
	Mergers and Acquisitions
Age: 64	Technology / Research / Telecommunication

Holdings: 52,033 (2)	Board/Committee Membership			Attendance	Attendance Total
	Board of Directors – Regular			6 of 6	100%
Expected Retirement: 2018	Board of Directors – Special			2 of 3	67%
	Audit and Risk Committee			7 of 7	100%

Corporate Director.  Mr. Anderson has had a career as a business leader in Canada spanning over thirty years.  He was President of BCE Ventures (a subsidiary of BCE Inc.) from 2001 to 2005 (telecommunications) and prior to that, Chief Financial Officer (“CFO”) of BCE Inc., Bell Canada Inc. and of Bell Cablemedia plc (telecommunications).  As President of BCE Ventures, he was responsible for a number of significant operating companies as well as being CEO of Bell Canada International Inc.  In his CFO roles, Mr. Anderson was responsible for all financial operations of the respective companies and executed numerous debt and equity financings, corporate acquisition and disposition transactions as well as corporate and operational restructurings.  He was also in public practice for nearly twenty years with the accounting firm KPMG LLP, where he was a partner for eleven years.

Mr. Anderson is a past director of BCE Emergis Inc., Bell Cablemedia plc, Bell Canada International Inc., CGI Group Inc., Four Seasons Hotels Inc., Sears Canada Inc. and Videotron Holdings plc.

Mr. Anderson holds a bachelor in business administration from the University of Western Ontario (London, ON) and is a Fellow of the Institute of Chartered Accountants of Ontario and the Institute of Corporate Directors.

	Governance and Environment Committee			2 of 2	100%
	Total			17 of 18	94%

	Securities Held as at December 31 of respective year
	Year	Common Shares	Deferred Share	Total	Market Value (3)
			Units
	2013	8,000	44,033	52,033	$701,404.84
	2012	8,000	37,677	45,677	$690,636.24
	2011	8,000	32,735	40,735	$856,249.70

	Minimum Shareholding Requirements as at December 31, 2013
	Requirement (4)			Requirement Met
	$264,408			Yes

	Value of Compensation Received
	Year			Total Compensation
	2013			$147,054
	2012			$170,992
	2011			$182,176

	Other Public Board Directorships
	Company		Board/Committee Appointments
	Gildan Activewear Inc.		Chair of the Board
	Sun Life Financial Inc.		Risk Review, Audit & Conduct Review (Chair)
	Nordion Inc. (formerly MDS Inc.)		Chair of the Board

	Public Board Interlocks
	None

	Voting Results of 2013 Annual and Special Meeting
	Votes For	Percentage	Votes Withheld	Percentage	Total Votes Cast
	89,682,152	97.00%	2,774,277	3.00%	92,456,429

TransAlta Corporation 2014 Management Proxy Circular	10

Timothy W. Faithfull – Independent Director

Oxford, U.K.	Areas of Expertise

Director Since 2003	Economics & Business			Oil & Gas
	Human Resources			Strategy and Development
Age: 69	Marketing

Holdings: 62,331 (2)	Board/Committee Membership			Attendance	Attendance Total
	Board of Directors – Regular			6 of 6	100%
Expected Retirement: 2017	Board of Directors – Special			3 of 3	100%
	Human Resources Committee (Chair)			6 of 6	100%

Corporate Director.  Mr. Faithfull is a 36-year veteran of Royal Dutch/Shell plc (energy), where he held diverse international roles principally in oil products and LNG project development.  As President and CEO of Shell Canada Limited, he was responsible for bringing the $6 billion Athabasca Oil Sands Project on line in 2003, the first fully integrated oil sands venture in 25 years.  Mr. Faithfull has extensive experience with commodity exposure and risk management, the result of his time directing the global crude oil trading operations of Shell International Trading and Shipping Company from 1993 to 1996.  He was Chairman and CEO of Shell Eastern Petroleum in Singapore from 1996 to 1999, including Shell’s main refinery and oil products trading for Asia Pacific.

During his time in Singapore, he was a director of DBS Bank and the Port of Singapore Authority.  He was a trustee of the main Singapore Arts/Theatre complex.  In Calgary, he served on the board of the Calgary Health Trust and the Epcor Arts Centre.

In the U.K., Mr. Faithfull is a director of Shell Pension Trust Limited, where he chairs the Technical Committee.  He is Chairman of the trustees of Starehe UK, and a trustee of Canada UK Colloquium, all non-public entities.  He serves on the Committee to Review Donations of the University of Oxford. Mr. Faithfull is also a director of ICE Futures Europe and LIFFE Administration and Management and a member of the Audit Committee.  He is a past director of Enerflex Systems Income Fund and Canadian Pacific Railway.

Mr. Faithfull holds a master of arts in philosophy, politics and economics from the University of Oxford, U.K. (Oxford, U.K.). He is a Distinguished Friend of the University of Oxford.

	Total			15 of 15	100%

	Securities Held as at December 31 of respective year
	Year	Common Shares	Deferred Share	Total	Market Value (3)
			Units
	2013	2,600	59,731	62,331	$840,221.88
	2012	2,600	49,130	51,730	$782,157.60
	2011	2,600	40,974	43,574	$915,925.48

	Minimum Shareholding Requirements as at December 31, 2013
	Requirement (4)			Requirement Met
	$264,408			Yes

	Value of Compensation Received
	Year			Total Compensation
	2013			$154,724
	2012			$175,492
	2011			$186,176

	Other Public Board Directorships
	Company		Board/Committee Appointments
	AMEC plc		Senior Independent Director, Remuneration (Chair), Audit, Nominating, Compliance and Ethics
	Canadian Natural Resources Limited		Audit, Health, Safety and Environment

	Public Board Interlocks
	Canadian Natural Resources Limited
	Timothy W. Faithfull		Audit, Health, Safety and Environment
	Gordon D. Giffin		Audit, Governance (Chair)

	Voting Results of 2013 Annual and Special Meeting
	Votes For	Percentage	Votes Withheld	Percentage	Total Votes Cast
	90,459,815	97.84%	1,996,614	2.16%	92,456,429

11	TransAlta Corporation 2014 Management Proxy Circular

Dawn L. Farrell (1) – Non-Independent Director

	Areas of Expertise
Alberta, Canada
	Communications			Mergers and Acquisitions
Director Since 2012	Construction			Mining
	Economics & Business			Strategy and Development
Age: 54	Electric Energy / Utility			Trading / Marketing
	Large Infrastructure
Holdings: 251,471 (2)
	Board/Committee Membership			Attendance	Attendance Total
Expected Retirement: N/A	Board of Directors – Regular			6 of 6	100%
	Board of Directors – Special			3 of 3	100%

President and Chief Executive Officer of TransAlta Corporation.  Mrs. Farrell became President and CEO of TransAlta Corporation on January 2, 2012. Prior to her appointment, she served as Chief Operating Officer from 2009 to 2011 and as Executive Vice-President, Commercial Operations and Development from 2008 to 2009.

Mrs. Farrell has over 29 years of experience in the electric energy industry, holding roles at TransAlta and BC Hydro. She has served as Executive Vice-President, Commercial Operations and Development; Executive Vice-President, Corporate Development; Executive Vice-President, Independent Power Projects; and Vice-President, Energy Marketing and IPP Development at TransAlta Corporation.

From 2003 to 2006, Mrs. Farrell served as Executive Vice-President, Generation at BC Hydro. In 2006, she was appointed Executive Vice-President Engineering, Aboriginal Relations and Generation.

Mrs. Farrell sits on the board of directors of The Conference Board of Canada, the Canadian Council of Chief Executives and the Calgary Stampede.  Her past boards include the Mount Royal College Board of Governors, Fording Coal Income Fund, New Relationship Trust Fund, Mount Royal College Foundation and Vision Quest Windelectric.

She holds a bachelor of commerce degree with a major in finance and a master’s degree in economics from the University of Calgary (Calgary, AB). Mrs. Farrell has also attended the Advanced Management Program at Harvard University (Cambridge, MA).

	Total			9 of 9	100%

	Securities Held as at March 5, 2014
	Year	Common Shares	Deferred Share Units	Restricted Share Units(5)	Total	Market Value (3)
	2013	110,322	0	141,149	251,471	$3,264,093.58
	2012	89,950	0	35,666	125,616	$1,899,313.92
	2011	59,881	0	0	59,881	$1,258,698.62

	Minimum Shareholding Requirements as at December 31, 2013

	Mrs. Farrell is subject to the requirements of the Executive share ownership policy, requiring that she owns and holds four times her base salary, which she is on track to meet.

	Value of Compensation Received

	Mrs. Farrell as President and Chief Executive Officer of the Company is not compensated for her work on the Board.

	Other Public Board Directorships
	Company		Board/Committee Appointments
	None

	Public Board Interlocks
	None

	Voting Results of 2013 Annual and Special Meeting
	Votes For	Percentage	Votes Withheld	Percentage		Total Votes Cast
	90,722,963	98.13%	1,733,466	1.87%		92,456,429

TransAlta Corporation 2014 Management Proxy Circular	12

Alan J. Fohrer – Independent Director

California, U.S.A.	Areas of Expertise

Director since 2013	Accounting, Finance & Tax			Engineering & Technical
	Construction			Large Infrastructure
	Economics & Business			Strategy and Development
Age: 63	Electric Energy / Utility			Trading / Marketing

Holdings: 6,398 (2)
	Board/Committee Membership			Attendance	Attendance Total
	Board of Directors – Regular			4 of 4	100%
Expected Retirement: 2023	Board of Directors – Special			3 of 3	100%
	Audit and Risk Committee			5 of 5	100%

Corporate Director. Mr. Fohrer was Chairman and CEO of Southern California Edison Company (“SCE”), a subsidiary of Edison International (“Edison”) and one of the largest electric utilities in the United States. He was elected CEO in 2002 and Chairman in 2007.  In 2000, Mr. Fohrer was elected as President and Chief Executive Officer of Edison Mission Energy (“EME”), a subsidiary of Edison that owns and operates independent power facilities.  During his tenure at EME, Mr. Fohrer restructured a number of the international projects, which enhanced the value of the assets sold in subsequent years. Mr. Fohrer also served as Executive Vice-President, Treasurer and Chief Financial Officer of both Edison and SCE from 1995 to 1999.  After 37 years with Edison, Mr. Fohrer retired in December 2010.

Mr. Fohrer currently sits on the boards of MWH Global, Inc., a privately held global engineering and construction company focused on water and waste water projects, Osmose Utilities Services, Inc., a privately held company providing services to utilities, and Blue Shield of California, a non-profit health insurance provider.

Mr. Fohrer has served on boards of directors of the Institute of Nuclear Power Operations, the California Chamber of Commerce, and Duratek, Inc., a publicly held nuclear services company.  He is also a member of the Viterbi School of Engineering Board of Councilors for the University of Southern California and Vice Chair of the California Science Centre Foundation.

Mr. Fohrer holds a master of science in civil engineering from the University of Southern California, Los Angeles, as well as a master of business administration from California State University in Los Angeles.

	Governance and Environment Committee			3 of 3	100%
	Total			15 of 15	100%

	Securities Held as at December 31 of respective year
	Year	Common Shares	Deferred Share	Total	Market Value(3)
			Units
	2013	6,398	0	6,398	86,245.04

	Minimum Shareholding Requirements as at December 31, 2013
	Requirement (4)			Requirement Met
	$264,408			Mr. Fohrer was appointed to the Board on April 23, 2013, and has until December 31, 2016, to meet the three-year requirement. He is on track to meet the one-year requirement.

	Value of Compensation Received
	Year			Total Compensation
	2013			$90,591.51
	2012			N/A
	2011			N/A

	Other Public Board Directorships
	Company		Board/Committee Appointments
	PNM Resources, Inc.		Audit and Ethics, Compensation and Human Resources

	Public Board Interlocks
	None

	Voting Results of 2013 Annual and Special Meeting
	Votes For	Percentage	Votes Withheld	Percentage	Total Votes Cast
	90,634,733	98.03%	1,821,196	1.97%	92,455,929

13
TransAlta Corporation 2014 Management Proxy Circular

Ambassador Gordon D. Giffin (6) – Independent Director

	Areas of Expertise
Georgia, U.S.A.
	Electric Energy / Utility				Mergers and Acquisitions
Director Since 2002	Government				Oil & Gas
Board Chair since 2011	Human Resources				Strategy and Development
	Law / Regulatory
Age: 64

Holdings: 40,631(2)	Board/Committee Membership			Attendance	Attendance Total
	Board of Directors – Regular			6 of 6	100%
Expected Retirement: 2017	Board of Directors – Special			3 of 3	100%
	Total			9 of 9	100%

Lawyer and Senior Partner, McKenna, Long & Aldridge LLP (law firm).  Mr. Giffin is Senior Partner of the law firm of McKenna Long & Aldridge, where he maintains offices in Washington, D.C. and Atlanta.  His practice focuses on international transactions related to trade, energy and public policy.  He has been engaged in the practice of law or government service for more than 30 years.  He served as the United States Ambassador to Canada with responsibility for managing Canada/U.S. bilateral relations, including energy and environmental policy from August 1997 to April 2001.  Prior to that, he served as Chief Counsel and Legislative Director to United States Senator Sam Nunn, with responsibility for the legal and legislative operations of the office.

Mr. Giffin holds a bachelor of arts from Duke University (Durham, NC) and a juris doctorate from Emory University School of Law (Atlanta, GA).

	Securities Held as at December 31 of respective year
	Year	Common Shares	Deferred Share	Total	Market Value (3)
			Units
	2013	21,900	18,731	40,631	$547,705.88
	2012	18,700	17,298	35,998	$544,289.76
	2011	15,500	16,445	31,945	$671,483.90

	Minimum Shareholding Requirements as at December 31, 2013
	Requirement (4)			Requirement Met
	$264,408			Yes

	Value of Compensation Received
	Year			Total Compensation
	2013			$301,882
	2012			$313,563
	2011			$281,215

	Other Public Board Directorships
	Company		Board/Committee Appointments
	Canadian Imperial Bank of Commerce		Management Resources and Compensation
	Canadian National Railway Company		Audit, Finance, Donations and Sponsorships, Environment, Safety and Security, Human Resources and Compensation (Chair), Strategic Planning, Investment Committee of Pension Trust Funds
	Canadian Natural Resources Limited		Audit, Nominating and Corporate Governance (Chair)
	Just Energy Group Inc.		Risk, Human Resources
	Element Financial Corporation		Governance

	Public Board Interlocks
	Canadian Natural Resources Limited
	Gordon D. Giffin		Audit, Governance (Chair)
	Timothy W. Faithfull		Audit, Health, Safety and Environment
	Voting Results of 2013 Annual and Special Meeting
	Votes For	Percentage	Votes Withheld	Percentage	Total Votes Cast
	89,576,104	96.88%	2,881,225	3.12%	92,457,329

TransAlta Corporation 2014 Management Proxy Circular	14

C. Kent Jespersen (1) (7) – Independent Director

	Areas of Expertise
Alberta, Canada
	Communications			Oil & Gas
Director Since 2004	Economics & Business			Human Resources
	Electric Energy / Utility			Mergers and Acquisitions
Age: 68	Government			Strategy and Development

Holdings: 45,450 (2)
	Board/Committee Membership			Attendance	Attendance Total
Expected Retirement: 2018	Board of Directors – Regular			6 of 6	100%
	Board of Directors – Special			3 of 3	100%
	Human Resources Committee			6 of 6	100%

Corporate Director.  Mr. Jespersen has had a career and held executive positions in the oil and gas industry for over thirty years.  He held senior executive positions with NOVA Corporation of Alberta, Foothills Pipe Lines Ltd. and Husky Oil Limited before assuming the presidency of Foothills Pipe Lines Ltd. and later, NOVA Gas International Ltd. (“NOVA”).  At NOVA, he led the non-regulated energy services business (including energy trading and marketing) and all international activities.

Mr. Jespersen is also the Chair and CEO of La Jolla Resources International Ltd. (advisory and investments).

Mr. Jespersen holds a bachelor of science in education and a master of science in education from the University of Oregon (Eugene, OR).

	Total			15 of 15	100%

	Securities Held as at December 31 of respective year
	Year	Common Shares	Deferred Share Units	Total	Market Value (3)
	2013	5,905	39,545	45,450	$612,666.00
	2012	5,905	33,532	39,437	$596,287.44
	2011	5,905	28,794	34,699	$729,372.98

	Minimum Shareholding Requirements as at December 31, 2013
	Requirement (4)			Requirement Met
	$264,408			Yes

	Value of Compensation Received
	Year			Total Compensation
	2013			$120,724
	2012			$135,492
	2011			$158,676

	Other Public Board Directorships
	Company		Board/Committee Appointments
	Axia NetMedia Corporation		Audit (Chair), Compensation
	CanElson Drilling Inc.		Compensation
	Rodinia Oil Corp.		Audit, Corporate Governance and Compensation
	MatRRix Energy Technologies Inc.		Governance and Compensation (Chair)
	PetroFrontier Corp.		None
	Public Board Interlocks
	None

	Voting Results of 2013 Annual and Special Meeting
	Votes For	Percentage	Votes Withheld	Percentage	Total Votes Cast
	88,767,420	96.01%	3,688,805	3.99%	92,456,225

15
TransAlta Corporation 2014 Management Proxy Circular

Michael M. Kanovsky (1) – Independent Director

	Areas of Expertise
Alberta, Canada
	Economics & Business				Mergers and Acquisitions
Director Since 2004	Electric Energy / Utility				Oil & Gas
	Engineering & Technical				Strategy and Development
Age: 65

Holdings: 84,483 (2)
	Board/Committee Membership			Attendance	Attendance Total
Expected Retirement: 2019	Board of Directors – Regular			6 of 6	100%
	Board of Directors – Special			3 of 3	100%
	Audit and Risk Committee			2 of 2	100%
	Governance and Environment Committee (Chair)			6 of 6	100%
	Total			17 of 17	100%

Corporate Director and Independent Businessman.  Mr. Kanovsky is a professional engineer.  He co-founded Northstar Energy Corporation (“Northstar”) with initial capital of $400,000 and helped build this entity into an oil and gas producer that was sold to Devon Energy Corporation for approximately $600 million in 1998.  During this period, Mr. Kanovsky was responsible for strategy and finance as well as merger and acquisition activity.  He initiated Northstar’s entry into electrical cogeneration through its wholly-owned power subsidiary, Powerlink Corporation (“Powerlink”).  Powerlink developed one of the first independent power producer (IPP) gas-fired co-generation plants in Ontario and also internationally.  In 1997, he founded Bonavista Energy Corporation (previously Bonavista Energy Trust), which has grown to a present day market capitalization of approximately $4.5 billion.

Mr. Kanovsky holds a bachelor of science in mechanical engineering from Queen’s University (Kingston, ON) as well as a master of business administration from the Richard Ivey School of Business at Western University (London, ON).

	Securities Held as at December 31 of respective year
	Year	Common Shares	Deferred Share	Total	Market Value (3)
			Units
	2013	25,000	59,583	84,483	$1,138,830.84
	2012	25,000	48,901	73,901	$1,117,383.12
	2011	25,000	40,757	65,757	$1,382,212.14

	Minimum Shareholding Requirements as at December 31, 2013
	Requirement (4)			Requirement Met
	$264,408			Yes

	Value of Compensation Received
	Year			Total Compensation
	2013			$150,224
	2012			$159,492
	2011			$157,676

	Other Public Board Directorships
	Company		Board/Committee Appointments
	Bonavista Energy Corporation		Lead Director, Audit, Reserve, Compensation (Chair)
	Devon Energy Corporation		Audit, Reserve (Chair)
	Pure Technologies Ltd.		Audit (Chair), Governance

	Public Board Interlocks
	None

	Voting Results of 2013 Annual and Special Meeting
	Votes For	Percentage	Votes Withheld	Percentage	Total Votes Cast
	90,809,004	98.22%	1,647,425	1.78%	92,456,429

TransAlta Corporation 2014 Management Proxy Circular	16

Karen E. Maidment (1) – Independent Director

	Areas of Expertise
Ontario, Canada
	Accounting, Finance & Tax		Financial Services / Investment Banking
Director Since 2010	Banking		Mergers and Acquisitions
	Economics & Business
Age: 55

Holdings: 25,563(2)	Board/Committee Membership			Attendance	Attendance Total
	Board of Directors – Regular			6 of 6	100%
Expected Retirement: 2025	Board of Directors – Special			3 of 3	100%
	Audit and Risk Committee (Chair)			7 of 7	100%
	Governance and Environment Committee			4 of 4	100%
	Total			20 of 20	100%

Corporate Director.  Ms. Maidment is a seasoned senior executive.  She was Chief Financial and Administrative Officer (“CFAO”) of BMO Financial Group (“BMO”) from 2007 to 2009.  Prior to that, she was Senior Executive Vice-President and CFO from 2003 to 2007 and Executive Vice-President and CFO of BMO from 2000 to 2003.  As CFO of BMO, she was responsible for all global finance operations, risk management, legal and compliance, mergers and acquisitions as well as communications.  Prior to that, Ms. Maidment held several executive positions with Clarica Life Insurance Company from 1988 to 2000, including CFO.  She also led the insurance industry group, working with government, to develop regulations and framework to convert Canada’s major insurers from mutual to public companies.

Ms. Maidment is a past director of Harris Bank, BMO Nesbitt Burns, where she was also Chair of the Audit Committee, Bank of Montreal Pension Fund, Mutual Trustco, MCAP Financial and The Mutual Group (U.S.).  She is a member of the Princess Margaret Hospital Foundation Board and serves on the University of Waterloo Board of Governors.

Ms. Maidment holds a bachelor of commerce from McMaster University (Hamilton, ON), is a Chartered Accountant and, in 2000, was named Fellow of the Institute of Chartered Accountants of Ontario.  She was named CFO of the year in 2006.

	Securities Held as at December 31 of respective year
	Year	Common Shares	Deferred Share	Total	Market Value (3)
			Units
	2013	2,000	23,563	25,563	$344,589.24
	2012	2,000	15,729	17,729	$268,062.48
	2011	2,000	9,221	11,221	$235,865.42

	Minimum Shareholding Requirements as at December 31, 2013
	Requirement (4)			Requirement Met
	$264,408			Yes

	Value of Compensation Received
	Year			Total Compensation
	2013			$145,394
	2012			$142,992
	2011			$164,176

	Other Public Board Directorships
	Company			Board/Committee Appointments
	TD Ameritrade Holding Corporation			Audit, Risk
	The Toronto-Dominion Bank			Risk (Chair), Audit, Corporate Governance

	Public Board Interlocks
	None

	Voting Results of 2013 Annual and Special Meeting
	Votes For	Percentage	Votes Withheld	Percentage	Total Votes Cast
	90,634,388	98.03%	1,822,041	1.97%	92,456,429

17
TransAlta Corporation 2014 Management Proxy Circular

Yakout Mansour – Independent Director

	Areas of Expertise
California, U.S.A.
	Electric Energy / Utility
Director Since 2011	Engineering & Technical
	Trading / Marketing
Age: 66

Holdings: 19,826 (2)	Board/Committee Membership			Attendance	Attendance Total
	Board of Directors – Regular			6 of 6	100%
Expected Retirement: 2020	Board of Directors – Special			3 of 3	100%
	Audit and Risk Committee			7 of 7	100%
	Total			16 of 16	100%

Corporate Director.  Mr. Mansour has over 40 years of experience as both a professional engineer and executive in the electric utility business in Canada, the United States, and abroad. He retired as President and CEO of the California Independent System Operator Corporation (“CAISO”) in 2011, a position he had held since 2005.  CAISO is responsible for operating and controlling 80% of the California electric grid, designing and operating the California electricity market, and for settlements of over $8 billion annually. Under Mr. Mansour’s leadership, CAISO established the market and technical foundation to accommodate one of the most aggressive renewable portfolio standards in the world. Prior to that, Mr. Mansour served in senior executive roles at BC Hydro and British Columbia Transmission Corporation where he was responsible for Operation, Asset Management, and Inter-Utility Affairs of the electric grid.

A Professional Engineer and a Fellow of the Institute of Electrical and Electronics Engineers, Mr. Mansour has authored and co-authored numerous publications.  He is recognized internationally in the field of Power Engineering and received several distinguished awards for his contributions to the industry.

In 2009, Mr. Mansour was named to the US Department of Energy Electricity Advisory Committee as a vice chair.  He also served on the various committees of the North American Electric Reliability Corporation and its predecessor organization, CEGRE, the Transmission Council of the Canadian Electric Association, and the Board of Directors of the Electric Power Research Institute.

Mr. Mansour holds a bachelor of science in electrical engineering from the University of Alexandria (Alexandria, Egypt) and a master of science from the University of Calgary (Calgary, AB).

	Securities Held as at December 31 of respective year
	Year	Common Shares	Deferred Share	Total	Market Value (3)
			Units
	2013	5,231	14,595	19,826	$267,254.48
	2012	5,231	7,448	12,679	$191,706.48
	2011	1,057	1,347	2,404	$50,532.08

	Minimum Shareholding Requirements as at December 31, 2013
	Requirement (4)			Requirement Met
	$264,408			Yes

	Value of Compensation Received
	Year			Total Compensation
	2013			$123,724
	2012			$139,992
	2011			$74,117

	Other Public Board Directorships
	Company			Board/Committee Appointments
	None

	Public Board Interlocks
	None

	Voting Results of 2013 Annual and Special Meeting
	Votes For	Percentage	Votes Withheld	Percentage	Total Votes Cast
	90,690,954	98.09%	1,766,078	1.91%	92,457,032

TransAlta Corporation 2014 Management Proxy Circular	18

Georgia R. Nelson (8)  – Independent Director

Areas of Expertise
Illinois, U.S.A.
Construction	Human Resources
New nominee to the Board	Economics & Business	Large Infrastructure
Electric Energy / Utility	Trading / Marketing
Age: 64

Holdings: 0	Board/Committee Membership	Attendance	Attendance Total
Board of Directors – Regular	N/A	N/A
Expected Retirement: 2022	Board of Directors – Special	N/A	N/A

Ms. Nelson is a new nominee to the Board

Corporate Director.  Ms. Nelson is President and CEO of PTI Resources, LLC, an independent consulting firm established in 2005.  Ms. Nelson has had a 35-year career in the power generation industry, serving in various senior executive capacities for Edison International and its subsidiaries between 1971 and 2005. She was President of Midwest Generation Edison Mission Energy from 1999 to her retirement in 2005 and General Manager of EME Americas from 2002 to 2005. Her business responsibilities included management of regulated and unregulated power operations and a large energy trading subsidiary as well as the construction and operation of power generation projects in the United States, Puerto Rico, the United Kingdom, Turkey, Thailand, Indonesia, Australia and Italy. Ms. Nelson has extensive experience in international business negotiations, environmental policy matters and human resources.

Ms. Nelson is a member of the Board of Directors of Cummins Inc. since 2004, and a Director of Ball Corporation since 2006.  She is a director of CH2MHILL Corporation, a privately held company, since 2010.  From 2005 to 2011, Ms. Nelson served as a Director of Nicor, Inc.

Ms. Nelson is a member of the Executive Committee of the National Coal Council since 2000 and served as Chair from 2006-2008. She serves on the advisory committee of the Center for Executive Women at Northwestern University and is a frequent lecturer at Northwestern University’s Kellogg School of Management on topics related to leadership and governance. Ms. Nelson was named to the 2012 National Association of Corporate Directors (“NACO”) Directorship 100. She is an NACO Board Fellow.

Ms. Nelson holds a bachelor of science from Pepperdine University, Malibu, California and a master of business administration from the University of Southern California, Los Angeles.

Securities Held as at December 31 of respective year
Year	Common Shares	Deferred Share	Total	Market Value
Units

Ms. Nelson is a new nominee to the Board

Minimum Shareholding Requirements as at December 31, 2013
Requirement	Requirement Met
N/A	N/A
Ms. Nelson is a new nominee to the Board

Value of Compensation Received
Year	Total Compensation
2013	N/A
2012	N/A
2011	N/A

Ms. Nelson is a new nominee to the Board

Other Public Board Directorships
Company	Board/Committee Appointments
Ball Corporation	Human Resources, Nominating / Corporate Governance
Cummins, Inc.	Audit, Compensation, Governance and Nominating

Public Board Interlocks
None

Voting Results of 2013 Annual and Special Meeting
Votes For	Percentage	Votes Withheld	Percentage	Total Votes Cast
N/A	N/A	N/A	N/A	N/A
Ms. Nelson is a new nominee to the Board

19
TransAlta Corporation 2014 Management Proxy Circular

Dr. Martha C. Piper (1) – Independent Director

	Areas of Expertise
British Columbia, Canada
	Government Affairs and Public Administration				Strategy and Development
Director Since 2006	Human Resources				Technology / Research / Telecommunication

Age: 68

Holdings: 38,310(2)	Board/Committee Membership			Attendance	Attendance Total
	Board of Directors – Regular			6 of 6	100%
Expected Retirement: 2018	Board of Directors – Special			3 of 3	100%
	Governance and Environment Committee			6 of 6	100%
	Human Resources Committee			6 of 6	100%
	Total			21 of 21	100%

Corporate Director.  Dr. Piper was President and Vice-Chancellor of the University of British Columbia (“UBC”) from 1997 to 2006 (education).  Prior to her appointment at UBC, she served as Vice-President, Research at the University of Alberta.  She served on the boards of the Alberta Research Council, the Conference Board of Canada and the Centre of Frontier Engineering Research.  Dr. Piper was also appointed by the Prime Minister of Canada to the Advisory Council on Science and Technology and served as Chair of the Board of the National Institute for Nanotechnology.

Dr. Piper sits on the boards of the Dalai Lama Centre for Peace & Education, CARE Canada and the Canadian Stem Cell Foundation, all non-public entities.

Dr. Piper holds a bachelor of science in physical therapy from the University of Michigan (Ann Arbor, MI), a master of arts in child development from the University of Connecticut (Storrs, CT), and a doctorate of philosophy in epidemiology and biostatistics from McGill University (Montréal, QC).  She has also received honorary degrees from 18 international universities.  Dr. Piper is an Officer of the Order of Canada and a recipient of the Order of British Columbia.

	Securities Held as at December 31 of respective year
	Year	Common Shares	Deferred Share	Total	Market Value (3)
			Units
	2013	0	38,310	38,310	$516,418.80
	2012	0	32,392	32,392	$489,767.04
	2011	0	27,710	27,710	$582,464.20

	Minimum Shareholding Requirements as at December 31, 2013
	Requirement (4)			Requirement Met
	$264,408			Yes

	Value of Compensation Received
	Year			Total Compensation
	2013			$129,724
	2012			$150,492
	2011			$158,176

	Other Public Board Directorships
	Company		Board/Committee Appointments
	Bank of Montreal		Governance and Nominating (Chair), Audit
	Shoppers Drug Mart		Human Resources (Chair)

	Public Board Interlocks
	None

	Voting Results of 2013 Annual and Special Meeting
	Votes For	Percentage	Votes Withheld	Percentage	Total Votes Cast
	90,291,484	97.66%	2,164,945	2.34%	92,456,429

TransAlta Corporation 2014 Management Proxy Circular	20

Notes:
(1)	The following nominee directors are Canadian residents: William D. Anderson, Dawn L. Farrell, C. Kent Jespersen, Michael M. Kanovsky, Karen E. Maidment and Martha C. Piper.
(2)	Holdings include all shares and deferred share units held by each director as at December 31, 2013. Mrs. Farrell’s holdings include all shares and restricted share units as at March 5, 2014.
(3)

The 2012 market value is based on the closing price on December 31, 2012 (the last trading day of 2012) of $15.12 and the 2013 market value is based on the closing price on December 31, 2013 of $13.48. For Mrs. Farrell, the market value of her holdings is based on the closing price on March 5, 2014 of $12.98.

(4)

The three year minimum shareholding requirement is calculated by multiplying the yearly 3,200 common shares or Deferred Share Units by three, then multiplying that number by the closing price of a TransAlta common share on December 31, 2013, being $13.48, and multiplying the director annual retainer fee of $45,000 by three, for a total of $264,408.

(5)

The Restricted Share Unit Plan is discussed in further detail in the Compensation Discussion and Analysis section of the Proxy Circular under the heading “Mid-Term Incentive Plan (“MTIP”) – PSUs and RSUs”.

(6)

Mr. Giffin was a director of AbitibiBowater Inc. (“Abitibi”) from October 29, 2007 until his resignation on January 22, 2009. In April 2009, Abitibi and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the United States Bankruptcy Code, as amended, and sought creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) with the Superior Court of Quebec in Canada. On September 14, 2010, Abitibi announced that it had received approval for its plan of reorganization from unsecured creditors under the CCAA in Canada. On September 21, 2010, Abitibi announced it had received the necessary creditor approval for its plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. On December 9, 2010, Abitibi announced that it had successfully completed its reorganization and emerged from creditor protection under the CCAA in Canada and Chapter 11 of the U.S. Bankruptcy Code.

(7)

Mr. Jespersen resigned from the Board of Directors of CCR Technologies Ltd. (“CCR”) in February 2010. CCR filed with the Court of Queen’s Bench of Alberta a proposal dated December 1, 2010 pursuant to provisions of Part III Division I of the Bankruptcy and Insolvency Act to restructure and reorganize the financial affairs of CCR, to compromise the claims of the unsecured creditors, restructure the shares of CCR, and to allow it to conduct a restructuring and “rightsizing” of its operations on a going concern basis. This proposal was approved by the unsecured creditors on December 22, 2010 and by the Court on January 13, 2011. The Alberta Securities Commission issued a variation order dated February 14, 2011 to partially revoke its cease trade order to permit the implementation of the proposal which was subsequently implemented.

(8)

Ms. Nelson was a director of Tower International (“Tower”) from 2000 to 2007. In February 2005, Tower began a voluntarily reorganization under Chapter 11 of the United States Bankruptcy Code. In July 2007, Tower completed the sale of substantially all of its assets to Tower Automotive, LLC, an affiliate of Cerberus Capital Management, L.P., and emerged from bankruptcy court protection.

Unless otherwise instructed, the persons designated in the form of Proxy intend to vote FOR the election of these nominees as directors.

Board Committees and Membership in 2013

√ Member	▓ - Designated Audit Committee Financial
	Expert		Committees (Number of Members)

		Audit and Risk Committee (“ARC”)	Governance and Environment Committee (“GEC”)	Human Resources Committee (“HRC”)
		(4)	(5)	(4)
Management Director – Not Independent
Dawn L. Farrell (1)
Independent Outside Directors
	William D. Anderson ▓	√	√
	Timothy W. Faithfull			Chair
	Alan J. Fohrer	√	√
Gordon D. Giffin (Board Chair) (2)
	C. Kent Jespersen			√
	Michael M. Kanovsky		Chair
	Gordon S. Lackenbauer		√	√
	Karen E. Maidment(3) ▓	Chair
	Yakout Mansour	√
	Martha C. Piper		√	√

Notes:

(1)                    Mrs. Farrell is the President and CEO of TransAlta and as such is not a member of any committee.

(2)                    Mr. Giffin is the Chair of the Board and attends committee meetings, but is not a member of any committee.

(3)                    Mrs. Maidment was appointed Chair of the ARC effective April 23, 2013.

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TransAlta Corporation 2014 Management Proxy Circular

Board and Board Committee Meetings

Board/Committee	Total Meetings	In camera sessions	Overall attendance
Board	9	9	99%
Audit and Risk Committee	7	7	100%
Governance and Environment Committee	6	6	100%
Human Resources Committee	6	6	100%

Director Meeting Attendance

Directors are expected to attend all regularly scheduled meetings of the Board and its committees.  Aggregate attendance for our directors is 99%.  The attendance on an individual director basis is set out in the following table and under each director’s personal biography in “Business of the Meeting – Election of Directors – Director Nominee Information”.

Director attendance was 99% in 2013.

	Board Meetings		Committee Meetings
Name	Regular Board Meetings(1)	Special Board Meetings(1)	ARC	GEC	HRC	Total Attendance
Anderson(2)	6 of 6	2 of 3	7 of 7	2 of 2	-	17 of 18 (94%)
Faithfull (Chair of the HRC)	6 of 6	3 of 3	-	-	6 of 6	15 of 15(100%)
Farrell (3)	6 of 6	3 of 3	-	-	-	9 of 9 (100%)
Fohrer(4)	4 of 4	3 of 3	5 of 5	3 of 3		15 of 15 (100%)
Giffin (Chair of the Board)(5)	6 of 6	3 of 3	-	-	-	9 of 9 (100%)
Jespersen	6 of 6	3 of 3	-	-	6 of 6	15 of 15 (100%)
Kanovsky (Chair of the GEC) (6)	6 of 6	3 of 3	2 of 2	6 of 6	-	17 of 17 (100%)
Lackenbauer	6 of 6	3 of 3	-	6 of 6	6 of 6	21 of 21 (100%)
Maidment (Chair of the ARC)(7)	6 of 6	3 of 3	7 of 7	4 of 4	-	20 of 20 (100%)
Mansour	6 of 6	3 of 3	7 of 7	-	-	16 of 16 (100%)
Piper	6 of 6	3 of 3	-	6 of 6	6 of 6	21 of 21 (100%)
Total	64 of 64	32 of 33	28 of 28	27 of 27	24 of 24	175 of 176 (99%)

Notes:

(1)                            There were 6 regularly scheduled Board meetings and 3 special Board meetings in 2013.

(2)                            Mr. Anderson was appointed to the GEC on April 23, 2013.

(3)                            Mrs. Farrell is not a member of any standing committee of the Board, however she attends committee meetings (excluding the in camera portion of the meeting).  As Mrs. Farrell is not a member of the committee, her attendance is not recorded.

(4)                            Mr. Fohrer was elected to the Board on April 23, 2013.  Following his election on April 23, 2013, Mr. Fohrer was appointed to the ARC and GEC.  He attended the ARC and GEC meetings on April 22, 2013, by invitation of the Chairs of the respective committees.

(5)                            Mr. Giffin is not a member of any standing committee of the Board; however as Chair of the Board he attends committee meetings.  Mr. Giffin does not receive compensation for his attendance at committee meetings.

(6)                            Mr. Kanovsky was a member (temporary appointment) of the ARC until February 26, 2013.

(7)                            Mrs. Maidment was a member of the GEC until April 23, 2013 at which time she was appointed Chair of the ARC.

Inter-locking Directorships

The following table indicates which directors serve on the same boards and committees of another reporting issuer.  The Board has determined that these inter-locking directorships do not adversely impact the effectiveness of these directors on the Company’s Board.  We have no inter-locking relationships between compensation committee members and our CEO.

Company	Director	Committee Memberships
Canadian Natural Resources Limited	Gordon D. Giffin	Audit, Nominating and Corporate Governance (Chair)
	Timothy W. Faithfull	Audit, Health, Safety and Environment

TransAlta Corporation 2014 Management Proxy Circular	22

Board Tenure

In order to ensure the renewal of skills, expertise and personal attributes on the Board, the Board has adopted a mandatory retirement age of 72 and a maximum tenure of 15 years, whichever comes first, for all non-management directors.  The following table indicates the number of years the nominees for election as director have dedicated to our Board.

Years on the Board (before the Meeting):	Years on the Board (after the Meeting):(1)

(1) Assuming appointment of all nominee directors.

Skills Matrix

We maintain a skills matrix where directors indicate whether they have expertise and professional background in areas we think are essential for TransAlta.   The table below lists the areas of expertise presented within our Board.

	Anderson	Faithfull	Farrell	Fohrer	Giffin	Jespersen	Kanovsky	Maidment	Mansour	Nelson	Piper	Summary
Skill Experience and Expertise
Communications			√									1
Construction			√	√						√		3
Electric Energy / Utility			√	√	√	√	√		√	√		7
Financial Services / Investment Banking								√				1
Government					√	√					√	3
Law / Regulatory					√							1
Large Infrastructure			√	√						√		3
Mergers and Acquisitions	√		√		√	√	√	√				6
Mining			√									1
Oil & Gas		√			√	√	√					4
Technology / Research / Telecommunication	√										√	2
Trading/Marketing			√	√					√	√		4
Strategy and Development		√	√	√	√	√	√				√	7
Professional Background
Accounting, Finance & Tax	√			√				√				3
Banking								√				1
Communications						√						1
Economics & Business		√	√	√		√	√	√		√		7
Engineering & Technical				√			√		√			3
Government Affairs, Public Administration					√	√					√	3
Human Resources		√			√	√				√	√	5
Law and/or Regulatory					√							1
Marketing		√	√									2
Management Role
Active CEO			√									1
Recent CEO (last five years)				√					√	√		3
Recent CFO / Senior Executive (last five years)				√				√				2
Professional Role/Advisor	√			√	√	√						4

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TransAlta Corporation 2014 Management Proxy Circular

2.              FINANCIAL STATEMENTS

You will receive the Company’s 2013 audited consolidated financial statements, the auditors’ report and the related Management’s Discussion and Analysis.  Copies will also be available at the Meeting.  In addition, the full text of the 2013 Annual Report in either English or French is available on our website at www.transalta.com/powering-investors/financial-and-annual reports and on SEDAR at www.sedar.com.

3.              APPOINTMENT OF AUDITORS

You will be asked to reappoint Ernst & Young LLP, our present auditors, as auditors to hold office until the next annual meeting of shareholders of the Company at remuneration to be fixed by the Board.  Representatives of Ernst & Young LLP will be available at the Meeting to answer any questions you may have.

Fees Paid to Ernst & Young LLP

For the years ended December 31, 2013 and December 31, 2012, Ernst & Young LLP and its affiliates were paid $3,384,692 and $3,459,937 respectively, as detailed below:

Ernst & Young LLP
Year Ended December 31	2013	2012
Audit Fees	$2,931,297	$2,998,892
Audit-related fees	409,950	388,595
Tax fees	43,445	72,450
All other fees	0	0
Total	$3,384,692	$3,459,937

No other audit firms provided audit services in 2013 or 2012.

The nature of each category of fees is described below:

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of our annual financial statements or services provided in connection with statutory and regulatory filings or engagements, including the translation from English to French of our financial statements and other documents.  Total audit fees for 2013 include payments related to 2012 in the amount of $1,732,667.  Total audit fees for 2012 include payments related to 2011 in the amount of $1,397,001.

Audit-Related Fees

The audit-related fees in 2013 were primarily for work performed by Ernst & Young LLP in relation to compliance and regulatory reporting, debt issuances and miscellaneous accounting advice provided to the Company. The audit-related fees in 2012 were primarily for work performed by Ernst & Young LLP in relation to compliance and regulatory reporting, common share issuances, debt issuances and miscellaneous accounting advice provided to the Company.

Tax Fees

The tax fees for 2013 and 2012 relate to various tax related matters in our domestic and foreign operations.

All Other Fees

Nil.

TransAlta Corporation 2014 Management Proxy Circular	24

Pre-Approval Policies and Procedures

The ARC has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence.  In May 2002, the ARC adopted a policy (the “Policy”) that prohibits TransAlta from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the ARC for other permissible categories of non-audit services, such categories being determined under the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”).  The Policy also provides that the Chair of the ARC may approve permissible non-audit services during the quarter and report such approval to the ARC at its next regularly scheduled meeting.  In 2009, the ARC granted management the authority to approve de minimus permissible non-audit services (which in the aggregate must be the lesser of 5 per cent of the total fees paid to the external auditors or $125,000) and provided such services are reported to the ARC at its next scheduled meeting.

Unless otherwise instructed, the persons designated in the form of Proxy intend to vote FOR the reappointment of Ernst & Young LLP as auditors of the Company.

4.              CONFIRMING AMENDMENTS AND RESTATEMENT OF BY-LAW NO. 1 OF THE COMPANY

At the Meeting, you will be asked to consider, and, if deemed appropriate, to approve, a resolution to approve, ratify and confirm the amendment, and restatement of By-Law No. 1 of the Company approved by the Board on January 27, 2014.

The changes to TransAlta’s By-law No. 1 are not of a nature that would require a special resolution of shareholders for approval and do not impact the substantive rights of any of TransAlta’s shares.  For example, no substantive changes have been made to By-law No. 1 addressing the remuneration of directors, or the voting, dividend or return of capital rights and preferences of shareholders.

The amended and restated By-law No. 1 is substantially similar to the old By-law No. 1, except that the amended and restated By-law No. 1:

·                  introduces provisions explicitly permitting: the electronic delivery of notices of shareholder meetings; participation at shareholder meetings electronically; and voting at shareholder meetings electronically;

·                  adds provisions empowering the Board to determine the number of directors the Company should have;

·                  adds provisions relating to the appointment of committees of the Board and the conduct of meetings of such committees;

·                  increases the quorum requirement for meetings of the Board from three (3) to a majority and removes a casting vote for the chairman;

·                  amends the indemnity provisions by: authorizing the advance of costs to those claiming indemnification; requiring the Company to seek the necessary approvals for indemnifications or advance of costs; and making it explicit that the indemnity in By-law No. 1 is not exclusive of any other rights or indemnities the person seeking indemnification under By-law No. 1 may otherwise have at law or otherwise;

·                  authorizes the execution of documents in counterpart, by facsimile and by electronic signature;

·                  authorizes the Board to divide the business of the Company into divisions; and

·                  simplifies the definition of “meeting of shareholders”.

The foregoing summary of the differences between old By-law No. 1 and the amended and restated By-law No. 1 is qualified in its entirety by reference to the complete text of the amended and restated By-law No. 1 and, in the event of any conflict between the provisions thereof and this summary, the provisions of our amended and restated By-law No. 1 will govern.

Although the amended and restated By-law No. 1 went into effect on January 27, 2014, shareholders must confirm the amended and restated By-law No. 1 at the Meeting. If shareholders do not approve the ordinary resolution, the amended and restated By-law No. 1 will no longer be valid and the old By-law No. 1 will go into effect to regulate TransAlta’s business and affairs.

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TransAlta Corporation 2014 Management Proxy Circular

The amended and restated By-law No. 1 of TransAlta is attached in its entirety as Appendix “A” to this Circular. At the Meeting, the shareholders will be asked to review and, if deemed appropriate, to adopt the resolution of the shareholders (the “By-law No. 1 Resolution”) provided below to confirm the amendments and restatement of By-Law No. 1 of the Company, subject to such amendments, variations or additions as may be approved at the Meeting. The Board recommends that shareholders vote FOR the By-law No. 1 Resolution. The text of the By-law No. 1 Resolution to be submitted to Shareholders at the Meeting is set forth below:

“BE IT RESOLVED THAT the amended and restated By-law No. 1 of the Company, as approved by the Board on January 27, 2014 and as set forth in the management information circular of the Company dated March 10, 2014, be and is hereby confirmed without amendment and any director or officer of the Company be and is hereby authorized and directed to execute and deliver for and in name of and on behalf of the Company all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion may be necessary or desirable for the purpose of giving effect to this resolution.”

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting.

Unless otherwise instructed, the persons designated in the form of Proxy intend to vote FOR the resolution confirming without amendment the adoption of the amended and restated By-law No. 1 of the Company.

5.            CONFIRMING THE ADOPTION OF ADVANCE NOTICE BY-LAW NO. 2 OF THE COMPANY

On January 27, 2014, the Board approved the adoption of Advance Notice By-law No. 2 to, among other things, fix a deadline by which shareholders must notify the Company of nominations of persons for election to the Board and stipulate that the same information about the proposed nominee, as one would have to include in a dissident proxy circular under applicable securities laws, must be provided to the Company by the deadline.

More specifically, the Advance Notice By-law No. 2 requires shareholders to notify the Company of nominations 30 to 65 days in advance of an annual meeting, except that, where the meeting is to be held less than 50 days after the Company announces the meeting date, shareholders have until 10 days after the announcement to submit a notification. In the case of special meetings where annual business is not conducted, shareholders have until 15 days following the announcement of the meeting to submit nominations.

The Advance Notice By-law No. 2 does not affect nominations made pursuant to shareholder proposals or the requisition of a meeting of shareholders, in each case made in accordance with the provisions of the Canada Business Corporations Act.

Although the Advance Notice By-law No. 2 went into effect on January 27, 2014, shareholders must confirm the Advance Notice By-law No. 2 at the Meeting. If shareholders do not approve the ordinary resolution confirming the adoption of Advance Notice By-law No. 2, it will no longer be valid.

The purpose of the Advance Notice By-law No. 2 is to ensure that an orderly nomination process is observed and that shareholders can make a well-informed voting decision about director nominees.  The full text of the Advance Notice By-law No. 2 is set forth in Appendix “B” to this Circular.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to approve, with or without variation, a resolution in the form set out below (the “Advance Notice By-law No. 2 Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, confirming the adoption of the Advance Notice By-law No. 2. The Board recommends that shareholders vote FOR the Advance Notice By-law No. 2 Resolution.  The text of the Advance Notice By-law No. 2 Resolution to be submitted to Shareholders at the Meeting is set forth below:

“BE IT RESOLVED THAT the advance notice by-law of the Company, as set forth in the management information circular of the Company dated March 10, 2014, is hereby confirmed without amendment and any director or officer of the Company be and is hereby authorized and directed to execute and deliver for and in name of and on behalf of the Company all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion may be necessary or desirable for the purpose of giving effect to this resolution.”

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by shareholders who vote in person or by proxy at the Meeting.

TransAlta Corporation 2014 Management Proxy Circular	26

Unless otherwise instructed, the persons designated in the form of Proxy intend to vote FOR the resolution approving, ratifying and confirming the Advance Notice By-Law No. 2 of the Company.

6.             ADVISORY VOTE ON EXECUTIVE COMPENSATION

At the Meeting, you will be asked to consider and approve, on an advisory basis, a resolution on our approach to executive compensation as disclosed in this Proxy Circular.

The underlying principle for executive pay at TransAlta is to “pay for performance” which drives the business.  Our plans are also designed to attract and retain excellent employees and executives.  A detailed discussion of our executive compensation programs follows in our Compensation Discussion and Analysis.  You will note that the emphasis of our compensation programs is to link executive compensation to pay for performance by linking it to the achievement of the Company’s strategic objectives, which include short, medium and long-term goals.

The Board, through the HRC, has fully directed and formally reviewed the contents of the Compensation Discussion and Analysis (“CD&A”) provided in this Proxy Circular and has unanimously approved it as part of its report to you.

As our shareholder, on an advisory basis, you have the opportunity to vote “For” or “Against” our approach to executive compensation through the following resolution:

“BE IT RESOLVED THAT, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Management Proxy Circular delivered in advance of the 2014 annual and special meeting of shareholders of the Company”.

Since your vote is advisory, it will not be binding on the Board, however, the Board and, in particular, the HRC, will consider the outcome of the vote as part of its ongoing review of executive compensation.

Unless otherwise instructed, the persons designated in the form of Proxy intend to vote FOR the advisory resolution on executive compensation.

OTHER BUSINESS

As of the date of this Proxy Circular, the Board and management are not aware of any other items of business to be brought before the Meeting.

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TransAlta Corporation 2014 Management Proxy Circular

B.                      GOVERNANCE

We believe that responsible and transparent corporate governance practices provide our Board and Management with a framework for exercising timely and effective decisions, and serve as a foundation for our commitment to you, our shareholders and other stakeholders, of representing your interests with integrity, honesty and ethical conduct.

This section discusses TransAlta’s corporate governance practices and provides information pertaining to our Board.

OUR GOVERNANCE PRACTICES

TransAlta is listed on the TSX (“TA”) and the NYSE (“TAC”) and is subject to the governance regulations, rules and standards applicable under both exchanges.  Our corporate governance practices meet the governance rules of the TSX and Canadian Securities Administrators:

·                  Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings

·                  Multilateral Instrument 52-110, Audit Committees

Our governance practices meet the requirements of Canadian and US Regulators.

·                  National Policy 58-201, Corporate Governance Guidelines, and

·                  National Instrument 58-101, Disclosure of Corporate Governance Practices.

As a “foreign private issuer” under U.S. securities laws, we are generally permitted to comply with Canadian corporate governance requirements.  The NYSE governance rules require us, however, to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic issuers.  If such differences exist, they are disclosed annually in this Proxy Circular under the heading “New York Stock Exchange – Significant Differences in Corporate Governance Practices” and on our website at http://www.transalta.com/Aboutus/CorporateGovernance/GovernanceGuidelines.

Our corporate governance practices also comply with applicable requirements of Sarbanes-Oxley, including any U.S. Securities and Exchange Commission rules initiated under Sarbanes-Oxley.

In our governance practices we incorporate best practices, including a number of those recommended by the Canadian Coalition for Good Governance (“CCGG”).

The key elements of TransAlta’s governance practices are:

·                  Employees, management and the Board are committed to ethical business conduct;

·                Our Board guides the Company by establishing key policies and standards to provide a framework for how we conduct our business;

·                  All directors including the Chair of our Board, other than our CEO, are independent;

·                The Board comprises individuals with a mix of skills, knowledge and experience which are critical-for-our-business and our strategy;

·                  The effectiveness of the Board is achieved through annual evaluations and continuing education of our Directors;

·                  Our management and Board facilitate and foster an open dialogue with shareholders and community stakeholders.

OUR ETHICAL COMMITMENT

CODES OF CONDUCT

One of our most valuable assets is our reputation for integrity and honesty.  A strong commitment to ethical conduct is a basic element of our corporate governance.  We have adopted the following codes of conduct to guide our business decisions and everyday business activities:

·                Corporate Code of Conduct which applies to all employees and officers of TransAlta and its subsidiaries;

All employees, officers and directors must confirm annually their compliance with the codes of conduct.

·                  Directors’ Code of Conduct;

·                  Finance Code of Ethics which applies to all financial employees of the Company; and

·                  Trading Code of Conduct which applies to all of our employees engaged in Trading.

TransAlta Corporation 2014 Management Proxy Circular	28

Our codes of conduct outline the standards and expectations we have for our employees, officers and directors with respect to the protection and proper use of our assets.  The codes also provide guidelines with respect to securing our assets, conflicts of interest, respect in the workplace, social responsibility, privacy, compliance with laws, insider trading, environment, health and safety and our commitment to ethical and honest conduct.  Our Corporate Code of Conduct goes beyond the laws, rules and regulations that govern our business in the jurisdictions in which we operate; it outlines principal business practices with which all employees must comply.

Our employees, officers and directors are reminded annually about the importance of ethics and professionalism in their daily work, and must certify annually that they have reviewed and understand their responsibilities as set forth in the respective codes of conduct.  This certification also requires our employees, officers and directors to acknowledge that they have complied with the standards set out in the respective code during the last calendar year.  The GEC receives an annual report on this sign-off process.

Copies of our codes of conduct for directors, officers, employees, traders and financial employees are available on our website at www.transalta.com/about-us/governance, and our Corporate Code of Conduct and Directors’ Code of Conduct have been filed on SEDAR at www.sedar.com.

HANDLING CONFLICTS OF INTEREST

At TransAlta, we encourage and promote a culture of integrity and ethical business conduct by requiring that employees, officers, and directors conduct their personal business and affairs in a manner that ensures that their private or personal interests do not interfere or appear to interfere with the interest of the Company.  Our policies provide that each director and executive officer must comply with the disclosure requirements of the Canada Business Corporations Act regarding any material interest.  If a declaration of material interest is made, the declaring director shall not vote on the matter if put to a vote of the Board.  In addition, the declaring director and executive officer may be requested to recuse himself or herself from the meeting when such matter is being discussed.

INSIDER TRADING

Our insider trading policy (“Insider Trading Policy”) and reporting guidelines put restrictions on insiders and those in a special relationship with TransAlta with respect to trading in TransAlta shares and other securities.  The guidelines, which fulfill our obligations to stock exchanges, regulators and investors, include the following measures:

·                  having quarterly and annual trading blackout periods when financial results are being prepared and have not yet been publicly disclosed.  These blackouts extend to all employees engaged in the preparation of our financial results and all officers and directors designated as insiders.  The blackouts are effective from the first day following the end of a quarter or fiscal year end and end at the close of trading on the second trading day after we issue the news release or disclose our financial results;

·                  publishing and communicating the dates for regular blackout periods and sending a monthly reminder to all insiders of their obligations; and

·                  requiring all insiders to pre-clear transactions.

WHISTLEBLOWER PROCEDURES

Our whistleblower procedures help uphold our strong values and preserve our culture of ethical business conduct.  Our procedures are not limited to accounting, auditing and financial processes, and instead provide employees, contractors, shareholders and other stakeholders the ability to report ethical violations or any other matters they wish to bring to the attention of our Board.  All submissions can be made directly to the Chair of the ARC by identifying the submission with “subject matter 003”.  Submissions can also be made anonymously and may be made using our toll-free number.  The Chair of the ARC is advised of all complaints received.  All complaints are investigated and the Chair of the ARC receives a report at every scheduled committee meeting on all findings.  If the findings are urgent, they will be reported to the Chair of the Board immediately.

THE ROLE OF THE BOARD

THE GENERAL GOVERNANCE GUIDELINES

Our Board is responsible for stewardship and establishing our key policies and standards, including policies for the assessment and management of our risks.  The Board has adopted General Governance Guidelines to provide a framework for how we conduct our business and to help us to meet our corporate governance responsibilities.  These guidelines include a general overview of the Board’s role in our governance, a statement of key principles and policies applicable to the Board and its committees, and a mandate that describes the Board’s major responsibilities, goals and duties.  We believe that these practices benefit all stakeholders and form the building blocks for long-term success.  These guidelines are reviewed annually by the GEC and the Board to ensure that they reflect

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the most appropriate governance standards for our Company.  Our guidelines may be found in Appendix “D” to this Proxy Circular and on our website at www.transalta.com/about-us/governance/governance-guidelines.

In accordance with the General Governance Guidelines, the Board has delegated to the CEO and senior management the responsibility for the day-to-day management of the business of the Company.  In addition to those matters which must, pursuant to applicable laws and our by-laws, be approved by the Board, the Board has delegated to management the authority to approve expenditures within specified limits.  The Board retains responsibility for significant matters such as major changes to organizational structure, material acquisitions and divestitures, major capital expenditures, debt and equity financing transactions and approval of environmental policies.

TERMS OF REFERENCE FOR THE CHAIR OF THE BOARD

The Board has also adopted terms of reference for the Chair setting out his responsibilities and duties.  The Chair is responsible for the leadership of the Board and ensuring that the Board governs the Company’s business and affairs.  To lead the Board in fulfilling its duties, the Chair ensures that the Board has sufficient information to make business decisions, establishes the frequency of board meetings, coordinates, in conjunction with the CEO and the Corporate Secretary, the agenda for the Board and shareholder meetings, and works closely with each committee chair to ensure that each of the committees’ functions are carried out.  In addition to his role as a leader of the Board, the Chair is an essential link between the Board and the CEO in ensuring that the CEO is aware of any concerns raised by the Board and that the Board promptly receives information pertaining to management strategies, plans and performance matters.  A copy of the terms of reference for the Chair can be found on our website at www.transalta.com/about-us/governance/board-committees.

COMMITTEE CHARTERS AND COMMITTEE CHAIR POSITION DESCRIPTIONS

The Board has delegated various responsibilities to three standing committees: Audit and Risk, Governance and Environment and Human Resources.  The chair of each committee, who is guided by a mandate, is responsible for the organization of the committee and fulfillment of its mandate.  The committee charters along with the individual committee chair position description are on our website at www.transalta.com/about-us/governance/board-committees.

Please see each committee report in this Proxy Circular for an overview of their principal functions during 2013.

CEO Position Description

We also have a position description for our CEO which is reviewed annually by our CEO, the HRC and approved by the Board.  A copy of the position description is available on our website at www.transalta.com/about-us/governance/board-committees.

The Board considers the responsibilities set out in our General Governance Guidelines, each of the committee charters, including the committee chair responsibilities and the terms of reference for the Chair of the Board, to be comprehensive descriptions of the roles and responsibilities of the Board, the Chair of the Board, each of the committee chairs, each committee and each director.

STRATEGIC PLANNING

The Board also has oversight of our strategic planning process and monitors management’s performance in executing on our strategy and meeting the objectives of our strategic plan.  The Board meets on an annual basis for a comprehensive strategic planning session at which time it reviews and approves our Company’s strategic direction.  The Board also receives updates on our strategic plan at each regular Board meeting and receives regular updates from our CEO on key matters.

RISK MANAGEMENT

The Board is responsible for overseeing risk and the risk assessment process, including:

·                  making sure we identify our principal risks and review those risks at least once a year;

·                  monitoring our risk management programs through the work of the committees, which report to the Board; and

·                ensuring that management has put in place systems to mitigate the Company’s risks and that residual risks are within the Company’s risk appetite.

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We have adopted a comprehensive enterprise risk management system that evaluates the risks from each of our major businesses.  This process involves analyzing both existing and emerging risks in defined categories and takes into consideration factors that work to mitigate our risks.

The ARC receives an update on management’s assessment of our principal business risks at every regularly scheduled quarterly meeting.  The HRC is responsible for the review of the Company’s compensation-related risks.  Both the ARC and HRC report to the Board annually on their oversight responsibilities. At that meeting, the Board also receives an annual comprehensive review of the Company’s risk assessment considering the Company’s risk appetite and whether changes should be made based on both internal and external factors.

INTERNAL CONTROLS

The Board seeks assurance, at least annually, that our internal control systems and management information systems are operating effectively.  The Board has delegated to the ARC the responsibility for reviewing our quarterly and annual financial statements and, as required, for recommending them to the Board for approval.  The ARC is also responsible for overseeing our internal audit function and our Director, Internal Audit, has a direct reporting relationship to the Chair of the ARC.

The ARC meets regularly with internal auditors without management present to review financial reporting matters.

MEETING WITHOUT MANAGEMENT OR NON-INDEPENDENT DIRECTORS

After each in-person meeting, as a regular item on each Board and committee agenda, the independent directors hold in camera sessions at which non-independent directors and members of management are not in attendance.  In 2013, the Board held in camera sessions of independent directors at the end of all regularly scheduled and special meetings of the Board.  The Board held 9 such in camera sessions in 2013.  Each of the standing committees of the Board also held regularly scheduled in camera sessions at the end of each meeting.  In 2013, the ARC held 7, the HRC held 6 and the GEC held 6 in camera sessions.

SUCCESSION PLANNING

The Board is responsible for the appointment of our CEO and other members of senior management.  It has delegated to the HRC the responsibility for reviewing our organizational structure, our policies and procedures relating to employment, succession planning and compensation.

Our management succession planning process includes identification of high potential employees who may be ten, five and three years out from being ready for the next role.  Included in this analysis is a review of their skills, talent management and development plan.  If required, assessments may be performed by independent consultants in order to assist the HRC in the identification of any skills gap or compatibility for the role.  In addition to development and potential rotational appointments, the individual(s) will be given the opportunity for presentations in front of the Board in order to gain experience at that level.  The HRC is also responsible for ensuring that we have appropriate programs for addressing employee retention and for overseeing human capital risk.

BOARD CHARACTERISTICS

INDEPENDENCE OF DIRECTORS

The independence of our directors is determined annually by the Board at the recommendation of the GEC.  The GEC uses the definition of “independence” under National Policy 58-201, Corporate Governance Guidelines and Multilateral Instrument 52-110, Audit Committees.  This independence criterion also conforms to the applicable rules of the Securities and Exchange Commission in the United States, the NYSE and those set out in Sarbanes-Oxley.  This criterion is also utilized to assess the independence of any new director appointed or nominated to the Board.

· Independent Board excluding only our CEO · Independent and separate Chair · Committees are made up of independent directors

A director is independent if he or she does not have a direct or indirect material relationship with TransAlta.  The Board believes that a relationship is material if it could reasonably interfere with a director’s ability to make independent decisions, regardless of any other association he or she may have.  The information required to make this determination is collected through the review of biographical material and questionnaires completed by the directors annually or prior to their appointment.  In determining if the director is independent, the Board reviews and analyzes the existence, materiality and effect of any relationships between the Company and each of our directors, either directly, through a family member or as a partner, shareholder or officer of another organization that has a relationship with the Company and determines, in each case, whether the relationship could, or could reasonably be perceived to, materially interfere with the director’s ability to act independently of management.  For further

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information with respect to each director, see “Business of the Meeting - What the Meeting will Cover - Election of Directors - Director Nominee Information” in this Proxy Circular.

The committees of the Board are made up of independent directors.  Mrs. Dawn L. Farrell, our President and Chief Executive Officer, is not independent and nor is she a member of any standing committee.

Our independent directors do not receive remuneration from us in excess of their director retainer, meeting and travel fees and none of the directors (with the exception of Mrs. Dawn L. Farrell, our President and CEO) has a material relationship with TransAlta, either directly or indirectly, which could reasonably be expected to interfere with the exercise of independent judgment. The Board affirmatively determined that 91% (10 of 11) of our directors are independent.  In addition, the Board has determined that Georgia R. Nelson, who is being nominated for appointment, is also independent.

Directors	Independent	Not Independent	Reason for Non-independence
William D. Anderson	√
Timothy W. Faithfull	√
Dawn L. Farrell		√	President and Chief Executive Officer
Alan J. Fohrer	√
Gordon D. Giffin (Chair)	√
C. Kent Jespersen	√
Michael M. Kanovsky	√
Karen E. Maidment	√
Yakout Mansour	√
Georgia R. Nelson	√
Martha C. Piper	√

Directors Who Are Not Independent

Mrs. Dawn L. Farrell, President and CEO of the Company and a Director of the Company, is not independent.

Board Chair Independence

The Chair of the Board, Mr. Gordon D. Giffin, is an independent director.  He has never served as an executive officer of the Company and the Board has affirmatively determined that he is independent.  The Board has adopted guidelines which provide that the Chair of the Board shall be appointed for a three-year term which may be renewed for one additional three-year term.  The Board has renewed Mr. Giffin’s term as Chair of the Board, which will take effect following the Meeting, subject to his election.

ATTENDANCE

We expect directors to attend all regularly scheduled Board and committee meetings.  As well, we expect our directors to attend our Company’s annual meeting of shareholders.  In addition, should special meetings be required, we make every effort to schedule such meetings to accommodate the attendance of the majority of directors.

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OTHER DIRECTORSHIPS

The following table outlines other public company directorships our nominee directors hold including the committees on which they serve.

Other Public Company Directorships/Committee Appointments

Name	Other Public Company Directorships	Stock Exchange	Board/Committee Appointments
Anderson, W.D.	Gildan Activewear Inc.	TSX/NYSE	Chair of the Board
	Sun Life Financial Inc.	TSX/NYSE	Risk Review, Audit and Conduct Review (Chair)
	Nordion Inc. (formerly MDS Inc.)	TSX/NYSE	Chair of the Board
Faithfull, T.W.	AMEC plc	LSE	Senior Independent Director, Remuneration (Chair), Nominating, Compliance and Ethics, Audit
	Canadian Natural Resources Limited	TSX/NYSE	Audit, Health, Safety and Environment
Farrell, D.L.	None
Fohrer, A. J.	PNM Resources, Inc.	NYSE	Audit and Ethics, Compensation and Human Resources
Giffin, G.D.	Canadian Imperial Bank of Commerce	TSX/NYSE	Management Resources and Compensation
	Canadian National Railway Company	TSX/NYSE	Audit, Finance, Donations and Sponsorships, Environment, Safety and Security, Human Resources and Compensation (Chair), Strategic Planning, Investment Committee of Pension Trust Funds
	Canadian Natural Resources Limited	TSX/NYSE	Audit, Nominating and Corporate Governance (Chair)
	Just Energy Group Inc.	TSX	Risk, Human Resources
	Element Financial Corporation	TSX	Governance
Jespersen, C.K.	Axia NetMedia Corporation	TSX	Audit (Chair), Compensation
	CanElson Drilling Inc.	TSX Venture	Compensation
	Rodinia Oil Corp.	TSX Venture	Audit, Corporate Governance and Compensation
	PetroFrontier Corp.	TSX Venture	None
	MatRRix Energy Technologies Inc.	TSX	Governance and Compensation (Chair)
Kanovsky, M.M.	Pure Technologies Ltd.	TSX	Audit (Chair), Governance
	Bonavista Energy Corporation	TSX	Lead Director, Audit, Reserve, Compensation (Chair)
	Devon Energy Corporation	NYSE	Audit, Reserve (Chair)
Maidment, K.E.	TD Ameritrade Holding Corporation	Nasdaq	Audit, Risk
	The Toronto-Dominion Bank	TSX/NYSE	Risk (Chair), Audit, Corporate Governance
Mansour, Y.	None
Nelson, G.R.	Ball Corporation	NYSE	Human Resources, Nominating / Corporate Governance
	Cummins, Inc.	NYSE	Audit, Compensation, Governance and Nominating
Piper, M.C.	Bank of Montreal	TSX/NYSE	Governance and Nominating (Chair), Audit
	Shoppers Drug Mart	TSX	Human Resources (Chair)

THE BOARD EXPERTISE

ORIENTATION AND CONTINUING EDUCATION

Orientation

Prior to joining the Board, new directors are given a clear indication of the workload and time commitment required to serve on the Board.  Individual meetings are also scheduled with directors in order that an incoming director may familiarize himself or herself with the demands of the role and the expectations of both the Board and management.  Once a new director joins the Board, they are provided with an orientation and education program that includes a director’s manual containing written information about the duties and obligations of our directors, the Board, each committee (including the charter for each committee), the code of business conduct, our Insider Trading Policy, a summary of our business and operations, and are also provided access to materials and minutes from recent Board and committee meetings.  New directors also meet and hold discussions with each member of the senior management team where they receive an orientation on our operations, generation technology, business development, legal, finance and investor relations, human resource capital, our information technology systems, and environmental/governmental matters.  Arrangements are also made for specific briefings/orientation on our industry and different aspects of our business from appropriate senior personnel in order to help incoming directors improve their understanding of our business, strategies and operations.  In addition, tours of our facilities are arranged for new directors in order to provide them with an overall review of our business and capital structure.

We have a comprehensive director orientation program and provide continuing education to our directors.

At the beginning of their term, new directors also participate in all committee meetings in order to obtain an understanding of each committee’s function, oversight responsibilities and the overall workings and responsibilities of the Board.

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TransAlta Corporation 2014 Management Proxy Circular

Continuing Education

Presentations and tours of our principal operations are provided to directors on a periodic basis, often in conjunction with Board meetings, for the purpose of directly acquainting directors with our operations, our operational staff and the communities in which we operate.  The presentations and tours also provide directors with an opportunity to meet and familiarize themselves with senior executives and high potential employees within those facilities.

Directors are encouraged to enrol in professional development courses.  To facilitate access to director education, our Board subscribes to the Institute of Corporate Directors, an organization which promotes the continuing education of directors.

The GEC maintains the mandate for orientation and continuing education for our directors.  In conjunction with Board meetings, management presents focused information to directors on topics pertinent to our business, including the impact of significant new laws or changes to existing laws and the operation and development of new technologies in the Company’s business.  Annually, directors are asked to suggest topics of interest for future information sessions.  The GEC sets a schedule for speakers and/or presentations from internal or external sources.

In 2013, our Directors received presentations on the following topics:

Date	Topic	Prepared/Hosted by
February 24, 2013	Shareholder Communication	Timothy Faithfull / Michael Kanovsky
February 25, 2013	Trading and Marketing Business	TransAlta Corporation
April 22, 2013	Information Technology Presentation	TransAlta Corporation
July 22, 2013	Response to the Flood	TransAlta Corporation
October 30, 2013	Power Markets	TransAlta Corporation

These presentations and discussions provide directors with ongoing education on matters related to the industry and the Company’s business. They also facilitate increased discussion between management and the Board while providing directors with additional context for exercising their duties.

In addition, Directors now have access to an online secure site where Management can post updates relating to our operations and other topics of interest to the Board.  This keeps the Board current and up to date on matters being dealt with by Management.

FINANCIAL LITERACY

An individual is defined as financially literate if he or she can read and understand financial statements that are generally comparable in breadth and complexity of issues to those found in our financial statements.  The Board has determined that all directors are financially literate according to this definition.  As well, Ms. Maidment and Mr. Anderson qualify as an “audit committee financial expert” as defined by the U.S. Securities Exchange Act of 1934.  This determination is based on an analysis of each director’s education, skills and experience.  Designation as an “audit committee financial expert” does not impose on such person any duties, obligations and liability that are greater than the duties, obligations and liability imposed on a member of the committee and Board in the absence of such designation.

EXTERNAL CONSULTANTS AND OTHER THIRD PARTIES

The Board and its committees have the ability to retain external consultants or other third parties at their own discretion.  During 2013, the HRC retained independent compensation consultants to advise it on the Company’s compensation re-design.

THE BOARD EFFECTIVENESS

BOARD EVALUATION

Board, Committee and Director/Peer Evaluation

The Chair of the Board meets annually with each director to discuss his or her views about the effectiveness of the Board, Board committees, management, the Board-management relationship, individual director performance, contributions of individual directors, and overall workings of the Board.  To facilitate these one-on-one meetings, questionnaires relating to Board and individual committee assessments are provided to each director for completion and the compiled results are used as a basis for discussion in these meetings.  The questionnaires address specific topics and questions for discussion, including, among others, an overall assessment of the Board’s performance in the discharge of its duties and

We conduct an annual assessment of the Board, its committees and of individual directors.

TransAlta Corporation 2014 Management Proxy Circular	34

responsibilities, whether the Board is satisfied with our strategic initiatives, our risk management processes, our disclosure processes, our management succession plan, the Board’s relationship with management, the quality and timeliness of information provided to the Board in preparation for Board meetings, the operation of the Board and its committees and the contributions of each director.  The Chair of the Board utilizes the information obtained from these one-on-one interviews to identify areas of improvement and objectives for the upcoming year and communicates this information to the Board during an in camera discussion.  The Chair also provides individual feedback to directors on the evaluation conducted by their peers and provides direction on areas for improvement, if necessary.  Further, the Chair provides suggestions to the CEO to be communicated to the senior management team for improvements in areas that will assist the Board in the discharge of its responsibilities.

Assessing the Chair of the Board

In each year of the Chair’s term, the Chair of the GEC also conducts one-on-one interviews with each member of the Board to evaluate the Chair’s performance, measured against the Chair’s position description.  The Chair of the GEC summarizes the results, discusses the assessment with the Chair and reviews the results of this assessment during an in camera discussion with the Board.  The results of this review form the basis for objectives for the Chair for the upcoming year.

The GEC also conducts a review of the Chair’s performance prior to the expiry of the Chair’s first term, and based upon this review, makes a recommendation to the Board with respect to the renewal of the Chair’s term.  The Board’s view is that the Chair should normally serve no more than two three-year terms, subject to special circumstances.

Identifying New Candidates for the Board

Each year the GEC reviews the composition of the Board in order to ensure it has the mix of skills and experience to guide our long-term strategy and ongoing business operations.  This review examines diversity of background, skill and experience of each director currently on the Board and takes into account upcoming retirements, succession needs, specialized committee membership requirements, gender, industry, market developments, and direction of our business.  This information is compiled through the use of a competency/skills matrix that outlines the areas of expertise and experience of each director.  In line with our needs, the GEC maintains an evergreen list of potential nominees which is typically generated through individual referrals.  This list is reviewed at least annually to ensure that it remains current and that the candidates possess the skills and experience required to meet our strategy and business needs.  In addition, when a specific search is commenced, our GEC engages a professional search firm to assist it in identifying candidates that match our required profile and to assess the candidates fit for the Board and the Company.  Nominees must also have the ability to devote the time required and a willingness to serve.

A skills matrix and evergreen list are kept and an independent search firm may also be retained to help us identify the right candidate for your Board.

Currently, based on our business model and strategic direction, the following are among some of the qualifications considered by the GEC in identifying potential candidates for the Board: experience in the energy sector, long-cycle businesses, technology development, public policy and government relations, investment banking and financial market intelligence, human resource management and financial structuring for long-term infrastructure businesses.  Ethnic and gender diversity are also considered important factors in resourcing the right candidate.

COMMUNICATIONS WITH SHAREHOLDERS

To facilitate and foster relations with shareholders and stakeholders and to ensure the prompt disclosure of material information, we have a Disclosure Policy.  The Board reviews this policy annually.  More generally, we communicate with our shareholders and other stakeholders through a variety of means, including our annual report, quarterly reports, annual information form, news releases, special mailings, pre-announced analyst conference calls and our website.  To further enhance our relationship with shareholders, we have met with some of our shareholders in order to discuss with them any concerns they may have or recommendations.  Shareholders may communicate with the Board by writing to us to the attention of: Vice-President and Corporate Secretary, or by emailing corporate_secretary@transalta.com or by calling our help line at 1.888.806.6646.  We also provide our shareholders with the opportunity to vote, on an advisory basis, on our approach to executive compensation annually.

Copies of our annual and quarterly reports, news releases, dividend information, transcripts of our quarterly conference calls, and other corporate information considered helpful to investors may be found on our website at www.transalta.com/powering-investors/why-invest.

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TransAlta Corporation 2014 Management Proxy Circular

REPORT OF THE AUDIT AND RISK COMMITTEE AND COMMITTEE RESPONSIBILITIES

MEMBERS

The ARC is comprised of independent directors in accordance with National Instrument 52-110 “Audit Committees”. All members of the ARC are “financially literate” as required by the New York Stock Exchange and the Canadian Securities Administrators. Please refer to the table below for more details on the ARC members.

Karen E. Maidment (Chair)	William D. Anderson	Alan J. Fohrer	Yakout Mansour

ARC Committee Member	Independent	Audit Committee Financial Expert	Related Education and Experience	2013 Attendance of the ARC Meetings	Other Committees Membership
Karen E. Maidment (Chair)	Yes	√	BComm, CA, former CFO of BMO Financial Group	7 of 7 (100%)	None
William D. Anderson	Yes	√	HBA, FCA, former CFO of BCE Inc., Bell Canada Inc. and Bell Cablemedia plc	7 of 7 (100%)	GEC
Alan J. Fohrer	Yes		MSc, MBA, former Chairman and CEO of Southern California Edison Company (“SCE”), Executive Vice-President and, Treasurer and Chief Financial Officer of Edison and SCE	5 of 5 (100%)	GEC
Yakout Mansour	Yes		MSc, former President and CEO of California Independent System Operator Corporation	7 of 7 (100%)	None

MANDATE

The ARC provides assistance to the Board of Directors in fulfilling its oversight responsibilities with respect to the integrity of the Company’s financial statements and financial reporting process, the Company’s systems of internal financial controls and disclosure controls established by Management, the risk identification and assessment process conducted by Management.

The full text of the ARC’s charter is available on TransAlta’s website at www.transalta.com/about-us/governance/board-committees or at www.sedar.com as an Appendix to the Company’s Annual Information Form.

In fulfilling its mandate in 2013, the ARC completed the following:

Financial Reporting

·                  reviewed and approved or recommended to the Board, in case of the annual statements, the Company’s quarterly and 2012 annual consolidated financial statements, including the notes thereto, related Management Discussion and Analysis (“MD&A”);

·                  received regular updates from Management with respect to any changes in accounting principles, practices or policies and discussed with management and the external auditors their applicability and impact on the Company’s business;

·                  received regular updates from management with respect to its disclosure controls and procedures and the effectiveness of these controls; and

·                  reviewed the Company’s Annual Information Form and relevant portion of the Management Proxy Circular for the year ended December 31, 2012, and made recommendations to the Board with respect to the independence of the ARC members and the individuals to be designated as an “audit committee financial expert” as provided under U.S. securities laws.

External Auditors

·                  reviewed the performance and qualifications of the external auditors and recommended to the Board their re-appointment for shareholder approval;

TransAlta Corporation 2014 Management Proxy Circular	36

·                  reviewed the independence of the external auditors, based on the auditors’ disclosure of their relationship with the Company, and determined they were independent;

·                  obtained and reviewed with the external auditors their report with respect to their internal quality-control procedures, any material issues raised by the review or recent peer review and inquired on whether there were any investigations by governmental or professional authorities within the last five years, and determined that no such matters existed which could impact their ability to act as independent external auditors;

·                  approved the fees payable to the external auditors;

·                  reviewed and approved the overall scope and plans of the annual audit with the external auditors and management;

·                  reviewed and approved non-prohibited services to be provided by the external auditors; and

·                  met privately, without any members of management present, with the external auditors to discuss the scope of their work, their relationship with management and internal audit and other issues that the external auditors wished to raise at each in person audit committee meeting and at each regularly scheduled executive session.

Risk Management and Regulatory Compliance

·                  received quarterly updates on the Company’s risk management assessment process based on the Company’s Enterprise Risk Management framework;

·                  received quarterly detailed reports and analysis on the Company’s risk profile, risk assessment, developing risks forecast and programs/policies put in place to mitigate or address such risks;

·                  together with the GEC, reviewed the Company’s insurance programs and coverage vis à vis its risk profile;

·                reviewed with the external auditors and the internal auditors the processes relating to the assessment of potential fraud, programs, policies and controls to mitigate the risk of fraud and the processes put in place for monitoring such risk within targeted areas;

·                  reviewed reports from the external auditors and the internal auditor relating to the adequacy of the Company’s financial risk management practices, as well as management’s responses;

·                  reviewed the Company’s policies with respect to financial and commodity exposure management;

·                  received quarterly updates on the Company’s financial and commodity exposure management activities;

·                  received quarterly updates with respect to legal and regulatory compliance matters which may have a material impact on the Company’s financial statements; and

·                  reviewed the financial performance of the Company’s pension plans.

Internal Auditors

·                  reviewed the mandate, independence, qualifications and resources of the internal audit department;

·                 reviewed and approved the annual work plan and continued to monitor a three-year rolling plan of the internal audit department;

·                 received regular quarterly updates of audits performed, the results of each audit and the plans in place to address any remedial work needed;

·                  reviewed and discussed with the Director, Internal Audit any complaints received from the Company’s Ethics Help Line to ensure that all matters were investigated and addressed as required;

·                  engaged Internal Audit to undertake independent reviews of the business to provide clarity on compliance and best practices; and

·                  met privately, without any members of management present, with the Director, Internal Audit in order to address processes, management support in the fulfillment of the department’s responsibilities, and any other matters that arose.

In addition in 2013 the ARC:

·                  met regularly with external auditors; the Director, Internal Audit; the CEO; the CFO; the Vice-President & Controller; the Chief Legal and Compliance Officer and other members of management, as required;

·                  met in camera, without management present, at the conclusion of each in person meeting; and

·                  reviewed the changes made to the Company’s trade compliance program.

The ARC has reviewed its mandate and is satisfied that it met the terms of its charter in 2013.

Karen E. Maidment (Chair)

William D. Anderson

Alan J. Fohrer

Yakout Mansour

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TransAlta Corporation 2014 Management Proxy Circular

REPORT OF THE GOVERNANCE AND ENVIRONMENT COMMITTEE AND COMMITTEE RESPONSIBILITIES

MEMBERS

The GEC is comprised of independent directors.  Each member brings to the committee experience and knowledge relevant to the committee’s responsibilities and accountabilities, including experience in government relations, corporate governance, industry experience, finance and business judgment. Please refer to the table below for more details on the GEC members.

Michael M. Kanovsky (Chair)	William D. Anderson	Alan J. Fohrer	Gordon S. Lackenbauer	Dr. Martha C. Piper

The GEC Committee Member	Independent	Relevant Education and Experience	2013 Attendance of the GEC Meetings	Other Committees Membership
Michael M. Kanovsky (Chair)	Yes	BSc, MBA, founder and co-founder of the public oil and gas and electrical energy companies	6 of 6 (100%)	None
William D. Anderson	Yes	HBA, FCA, Fellow of the Institute of Corporate Directors, former President of BCE Ventures, former CEO of Bell Canada International Inc.	2 of 2 (100%)	ARC
Alan J. Fohrer	Yes	MSc, MBA, former Chairman and CEO of Southern California Edison Company (“SCE”), Executive Vice-President and, Treasurer and Chief Financial Officer of Edison and SCE	3 of 3 (100%)	ARC
Gordon S. Lackenbauer	Yes	MBA, CFA, former Deputy Chairman of BMO Nesbitt Burns Inc.	6 of 6(100%)	HRC
Dr. Martha C. Piper	Yes	BSc, MA, PhD, former President and Vice-Chancellor of the University of British Columbia, former Vice-President, Research, at the University of Alberta	6 of 6 (100%)	HRC

MANDATE

The GEC is responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Company and to monitoring the compliance with these principles.  The Committee is also responsible for the identification and recommendation of individuals to the Board for nomination as members of the Board and its committees.  In addition, GEC assists the Board in fulfilling its oversight responsibilities with respect to Company’s establishment and adherence to environmental, health and safety practices, procedures and policies.

The charter of the GEC is available on TransAlta’s website at www.transalta.com/about-us/governance/board-committees.

In fulfilling its mandate in 2013, the GEC completed the following:

Corporate Governance

·                  reviewed the size and composition of the Board, the retirement dates for each director, the directors’ skills matrix and determined that the Board was of an adequate size and that its membership possessed the diversity of skills and experience required to provide for effective decision making and staffing of the Board and its committees;

·                  commenced a search for a director nominee through the assistance of a professional search firm due to the unexpected resignation of a director.  The criteria for the nominee was determined on the basis of a consideration of the current mix of skills, the Company’s long range forecast and strategy and through the identification of skills and experience that

TransAlta Corporation 2014 Management Proxy Circular	38

would complement the skills currently found on the Board and assist management in its strategic direction;

·                recommended the nominees to stand for election as directors at the annual general meeting and ensured the appropriate structure and composition of each Board committee;

·                  reviewed and recommended amendments as required to the Company’s General Governance Guidelines;

·                  reviewed and recommended amendments to the charters of each committee, which were approved by the Board;

·                  reviewed and recommended amendments to the Code of Business Conduct for Directors to incorporate values included in the Company’s General Governance Guidelines;

·                  reviewed and recommended amendments to the Terms of Reference of the Company’s Chair of the Board;

·                  reviewed and approved amendments to the evaluation questionnaires to assist the Board in its review;

·                  reviewed the market competitiveness of directors’ compensation;

·                  reviewed and approved the GEC portion of the 2013 Proxy Circular; and

·                  together with the ARC reviewed the directors’ and officers’ insurance program and indemnity.

Environment, Health and Safety (“EH&S”)

·                  received regular reports from management regarding environmental compliance, trends and TransAlta’s responses;

·                  received reports on climate change initiatives, legislative policy developments and draft initiatives and received briefings on the potential impact such initiatives could have on the Company’s operations in Canada and the United States;

·                assessed the impact of the greenhouse gas policies implementation and other legislative initiatives on the Company’s business;

·                  reviewed with management the EH&S policies of the Company;

·                reviewed with management the health and safety practices implemented within the Company, the evaluation and training processes put in place to address concerns;

·                received regular reports from management on the near miss reporting program and discussed with management ways to improve the EH&S processes and practices;

·                  reviewed the effectiveness of TransAlta’s response to EH&S issues and any new initiatives put in place to further improve the Company’s EH&S culture;

In addition in 2013 the GEC:

·                  met in camera, without management present, at the conclusion of each in person meeting; and

·                  worked on a search for a director nominee to ensure that TransAlta’s board consists of directors possessing a range of skills required to guide the Company in its strategic objectives.

The GEC has reviewed its mandate and is satisfied that it met the terms of its charter in 2013.

Michael M. Kanovsky (Chair)

William D. Anderson

Alan J. Fohrer

Gordon S. Lackenbauer

Martha C. Piper

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TransAlta Corporation 2014 Management Proxy Circular

REPORT OF THE HUMAN RESOURCES COMMITTEE AND COMMITTEE RESPONSIBILITIES

MEMBERS

All members of the HRC are independent.  Each member brings to the Committee experience and knowledge relevant to the Committee’s responsibilities and accountabilities, including experience in human resources, executive compensation, corporate governance, industry, finance and business judgment.

Timothy W. Faithfull (Chair)	C. Kent Jespersen	Gordon S. Lackenbauer	Dr. Martha C. Piper

The HRC Committee Member	Independent	Relevant Education and Experience	Attendance of the HRC Meetings	Other Committees Membership
Timothy W. Faithfull (Chair)	Yes

MA, former CEO of large public companies where he addressed compensation matters at executive and employee levels, also chair of remuneration committee of large publicly traded company approximately 8 years

			6 of 6 (100%)	None
C. Kent Jespersen	Yes	MSc, served as a member and chair of compensation committees of public companies	6 of 6 (100%)	None
Gordon S. Lackenbauer	Yes	MBA, CFA, former Deputy Chairman of BMO Nesbitt Burns Inc., former member of the Executive Committee of BMO Nesbitt Burns	6 of 6 (100%)	GEC
Dr. Martha C. Piper	Yes	BSc, MA, PhD, former President and Vice-Chancellor of the University of British Columbia, former Vice-President, Research, at the University of Alberta	6 of 6 (100%)	GEC

MANDATE

The HRC is empowered by the Board of Directors of the Company to review and approve key compensation and human resources policies of TransAlta which are intended to attract, recruit, retain and motivate employees of the Company.  The Committee also makes recommendations to the Board of Directors regarding the compensation of the Company’s executive officers, including the review and adoption of equity-based incentive compensation plans, the adoption of human resources policies which support human rights and ethical conduct, the review and approval of executive management succession and development plans.

The charter of the HRC is available on TransAlta’s website at www.transalta.com/about-us/governance/board-committees.

In fulfilling its mandate in 2013, the HRC completed the following:

·                  In January, the HRC reviewed the performance of the CEO and receives and reviews the CEO’s evaluation of the Executives’ performance over the last year, the HRC also undertook a comprehensive review of compensation risks.  This information serves as the platform for review of our CEO’s and executives’ total compensation against our business strategy, market data and peer group;

·                In February, the HRC reviewed and recommended to the Board for approval the variable compensation payable to the Executives.  In making its recommendations, the HRC considered the performance of the Executive, the Company and the financial results as a whole over the past year.  It also recommended to the Board the approval of its report to shareholders and the CD&A;

·                  In April, when the Board reviewed the long-range forecast for the Company, the HRC undertook a review of our long-term incentive plan metrics to determine its continued reinforcement of our key priorities;

·                  In July, the HRC reviewed our comparator group to ensure its continued alignment with the Company.  Changes to our

TransAlta Corporation 2014 Management Proxy Circular	40

Comparator Group (as defined herein) were approved at the committee’s next meeting;

·                  In October, when the Board reviewed our financial plans for the coming year, the HRC reviewed and approved the overall salary budget for the coming year; and

·                In December, when the Board approved the financial budget for the coming year, the HRC reviewed and approved the financial targets and metrics for our variable compensation plans for the coming year and conducted a review of the risk assessment completed with respect to our variable compensation targets as against our proposed budget.  At this meeting, the HRC also reviewed the succession plans for all executive positions of the Company.

In 2013, the HRC also:

·                  reviewed and recommended to the Board approval of the CEO’s role description;

·                  recommended to the Board approval of our Medium to Long Term Incentive Plan (“LTIP”);

·                  recommended to the Board approval of LTIP grants for employees in positions of director level and below;

·                  conducted annual salary review for vice-presidents and executive officers;

·                  reviewed achievements of variable compensation plans at each of its regularly scheduled meetings;

·                  reviewed the 2012 annual pension report;

·                  reviewed the HRC charter and approved the 2014 HRC work plan;

·                  reviewed and approved LTIP grants;

·                  reviewed and approved 2013 personal goals for the CEO and each of her direct reports; and

·                  reviewed and approved updated share ownership guidelines for the Company’s officers.

In addition the HRC:

·                  met in camera, without management present, at the conclusion of each in person meeting;

·                  reviewed and recommended to the Board for approval a redesigned long-term incentive plan; and

·                  reviewed and approved changes to the Company’s Comparator Group.

The HRC has reviewed its mandate and is satisfied that it met the terms of its charter in 2013.

Timothy W. Faithfull (Chair)

C. Kent Jespersen

Gordon S. Lackenbauer

Martha C. Piper

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TransAlta Corporation 2014 Management Proxy Circular

C.                     COMPENSATION

REPORT ON DIRECTOR COMPENSATION

PHILOSOPHY AND APPROACH

The Board is responsible for director compensation and has delegated the review and administration to the GEC.  The compensation practices for directors take into consideration:

·      the complexity of our industry and size of our business;

·      the retention and attraction of qualified individuals to serve as directors on our Board;

·      the provision of competitive compensation; and

·      the importance we place on aligning directors’ compensation with the interests of our shareholders.

The GEC reviews annually the market competitiveness of directors’ compensation against companies of similar size and scope in Canada.  The GEC also considers in its review the time commitment and experience required of members of our Board and the director compensation paid to directors of Canadian companies in our Comparator Group, as outlined on page 62 of this Proxy Circular, and against which we benchmark our executive talent.

While our executive compensation program is designed around pay for performance, director compensation is based on the payment of a flat fee which includes share ownership requirements.  The GEC believes that this promotes an unbiased environment for our directors to carry out their responsibilities while ensuring that a portion of their compensation is aligned with the interests of the Company’s shareholders.

COMPONENTS OF COMPENSATION

For service on the Board, our directors receive an annual retainer comprised of cash and equity-based compensation in the form of common shares or deferred share units (“DSUs”). Directors (excluding the Chair of the Board) are also paid a meeting fee for attendance at Board and committee meetings. Our compensation philosophy targets total compensation at the 50th percentile of the Comparator Group.

Directors are also paid a travel day fee of $1,500 for travel above 1,000 kilometres round trip and $3,000 for directors who travel more than 7,500 kilometres round trip for a meeting.

Directors are also reimbursed for out-of-pocket expenses incurred to attend meetings.

Our non-management directors do not participate in our pension plans or other compensation or benefit plans applicable to employees or senior management.

A DSU is a notional share that has the same value as one TransAlta common share and fluctuates as our shares do in the marketplace.  DSUs have no voting rights, but they accrue dividends as additional DSUs at the same rate as dividends paid on our common shares.

The compensation structure for our Board has not changed from 2011.  For the financial year ended December 31, 2013, each non-management director was eligible to receive the following compensation:

TransAlta Corporation 2014 Management Proxy Circular	42

COMPENSATION STRUCTURE FOR ALL NON-MANAGEMENT DIRECTORS

Retainers
Chair of the Board	$190,000
Board Member Annual Retainer (payable in cash, common shares or DSUs)	$45,000
Board Member Annual Equity Retainer (payable in common shares or DSUs)	3,200 shares / DSUs

Committee Chair Annual Retainer Fees
Audit and Risk Committee	$25,000
Human Resources Committee	$25,000
Governance and Environment Committee	$15,000

Meeting Fees
Board Meeting Fee	$1,500
Committee Meeting Fee	$1,500

Travel Fees
If travelling more than 1,000 kilometres round trip	$1,500
If traveling more than 7,500 kilometres round trip	$3,000

DEFERRED SHARE UNITS

Each DSU is a notional share that has the same value as one TransAlta common share.  DSUs may not be redeemed until the director leaves the Board.  As a result, directors maintain an ongoing equity stake in the Company throughout their Board service.

DSUs are allocated to each director’s account on the 15th day of the last month of each compensation quarter, being March, June, September and December, based on the closing price of a TransAlta common share on the TSX on that date.  The DSU account of each director is also credited with units equivalent to cash dividends declared based on the closing price of a TransAlta common share on the same date as dividends are paid on our common shares.

Upon retirement from the Board, the retiring director will receive a cash amount equal to the number of DSUs held in his/her account multiplied by the then market value of a TransAlta common share, less applicable taxes.  At December 31, 2013, the accrual in respect of DSUs currently outstanding to directors was $4,668,771.04, based on the closing price of a TransAlta common share on December 31, 2013 of $13.48.

SHAREOWNERSHIP REQUIREMENTS OF DIRECTORS

The Board believes that directors’ compensation should align with shareholders’ interests.  As a result, a portion of each director’s annual retainer must be paid in common shares of TransAlta (which are purchased on behalf of the director in the open market) or in DSUs, as described above.  Each director is required to acquire and hold a minimum value of three times the director’s annual and equity retainers within three years of joining the Board.

New directors are required to acquire and hold the equivalent of one times the annual and equity retainer within one year of joining the Board.

Directors are prohibited by our insider trading policy from purchasing financial instruments including equity swaps, collars, prepaid variable forward contracts or exchange funds designed to hedge or offset a decrease in market value of their equity holdings.  This applies whether or not the shares were granted as part of their compensation or held directly or indirectly by them.

To align shareholders’ interests, a portion of each director’s annual retainer is paid in common shares or DSUs.  Directors must also hold a minimum value of three times their annual and equity retainer within three years of joining the Board.

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TransAlta Corporation 2014 Management Proxy Circular

SHAREHOLDINGS OF DIRECTORS AT DECEMBER 31, 2013

Director and Year Appointed	Year	Total Shares and DSUs(1)	Change Year Over Year	Value(2)	Multiple of Requirement	Equity at risk Multiple of 2013 Annual Retainer	Ownership Requirement Met
W.D. Anderson – 2003	2013	52,033	6,356	$701,404.84	2.65x	7.95x	Yes
	2012	45,677		$690,636.24
T.W. Faithfull – 2003	2013	62,331	10,601	$840,221.88	3.18x	9.53x	Yes
	2012	51,730		$782,157.60
D.L. Farrell – 2012	2013	178,667	88,717	$2,483,471.30	2.61x	N/A	On track (3)
	2012	89,950		$1,360,044.00
A.J. Fohrer - 2013	2013	6,398	N/A	$86,245.04	0.98x	0.98x	On track(4)

G.D. Giffin – 2002	2013	40,631	4,633	$547,705.88	2.07x	6.21x	Yes
	2012	35,998		$544,289.76
C.K. Jespersen – 2004	2013	45,450	6,013	$612,666.00	2.32x	6.95x	Yes
	2012	39,437		$596,287.44
M.M. Kanovsky – 2004	2013	84,483	10,582	$1,138,830.84	4.31x	12.92x	Yes
	2012	73,901		$1,117,383.12
G.S. Lackenbauer – 2005	2013	48,357	9,730	$651,852.36	2.47x	7.40x	Yes
	2012	38,627		$584,040.24
K.E. Maidment – 2010	2013	25,563	7,834	$344,589.24	1.30x	3.91x	Yes
	2012	17,729		$268,062.48
Y. Mansour – 2011	2013	19,826	7,147	$267,254.48	1.01x	3.03x	Yes
	2012	12,679		$191,706.48
M.C. Piper – 2006	2013	38,310	5,918	$516,418.80	1.95x	5.86x	Yes
	2012	32,392		$489,767.04
TOTAL	2013	513,676		$6,924,352.48
	2012	438,120		$6,624,374.40

Notes:

(1)                            Includes units credited in lieu of reinvested dividends.  See “Report on Director Compensation – Components of Compensation – Deferred Share Units” for further information on the DSU plan.  Mrs. Farrell’s holdings include Common Shares and Restricted Share Units eligible to be counted towards the share ownership under the executive share ownership policy.

(2)                            The 2012 value is based on the closing price of a TransAlta common share as of December 31, 2012 of $15.12 and the 2013 value is based on the closing price of a TransAlta common share as of December 31, 2013 of $13.48.  In accordance with the executive share ownership policy, the value of Mrs. Farrell’s holdings is based on the weighted average closing price of TransAlta common share on the TSX Composite Index the 20 trading days prior to March 5, 2014 of $13.90.

(3)                            Mrs. Farrell holdings are as of March 5, 2014.  She is required to hold four times her base salary in accordance with the Executive Share Ownership Plan.  Mrs. Farrell has five years from January 2, 2012, the date of her appointment as President and CEO, to meet the requirement.  She is on track to meet this requirement.

(4)                            Mr. Fohrer was appointed to the Board on April 23, 2013 and has until April 23, 2014 to meet the one year requirement and until December 31, 2016 to meet the three year requirement.  Mr. Fohrer is on track to meet the one year requirement.

TransAlta Corporation 2014 Management Proxy Circular	44

SUMMARY OF DIRECTORS’ COMPENSATION FOR THE FISCAL YEAR 2013

		Fees Earned ($)(b)(1)				Share-based awards ($) (c)(12)	All other compensation ($) (g)(13)	Total ($) (h)
Name (a)	Fees Earned ($)	Board Meeting Fee	Committee Meeting Fees	Ad Hoc Committee Fees(11)	Chair Fee	[Based on grant date fair value of the award]
W.D. Anderson (2)	$45,000	$15,000	$13,500	$12,500	$7,830	$44,224	$9,000	$147,054

	Cash				ARC	(3,200 DSUs)

T.W. Faithfull(3)	$45,000	$16,500	$9,000		$25,000	$44,224	$15,000	$154,724

	DSUs				HRC	(3,200 DSUs)

D.L. Farrell (4)	N/A	N/A	N/A		N/A	N/A	N/A	N/A

A.J. Fohrer(5)	$30,907	$13,500	$12,000			$29,684.51 (2,198 Shares)	$4,500	$90,591.51
	Cash
G.D. Giffin (6)	$45,000	$16,500	$0		$190,000	$44,382.25	$6,000	$301,882.25

	Cash				Board	(3,200 Shares)

C.K. Jespersen	$45,000	$16,500	$9,000			$44,224	$6,000	$120,724

	Cash					(3,200 DSUs)

M.M. Kanovsky (7) (8)	$45,000	$16,500	$13,500	$10,000	$15,000	$44,224	$6,000	$150,224

	DSUs				GEC	(3,200 DSUs)

G.S. Lackenbauer	$45,000	$16,500	$18,000	$10,000		$44,224	$7,500	$141,224

	DSUs					(3,200 DSUs)

K.E. Maidment(9)	$45,000	$16,500	$16,500		$17,170	$44,224	$6,000	$145,394

	DSUs				ARC	(3,200 DSUs)

Y. Mansour(10)	$45,000	$16,500	$12,000			$44,224	$6,000	$123,724

	DSUs					(3,200 DSUs)

M.C. Piper	$45,000	$16,500	$18,000			$44,224	$6,000	$129,724

	Cash					(3,200 DSUs)

TOTAL	$435,907	$160,500	$121,500	$32,500	$255,000	$427,858.76	$72,000	$1,505,265.76

Notes:

(1)                             Directors were paid for two meeting days for attending our strategy session and our annual shareholders meeting.

(2)                             Mr. Anderson was Chair of the ARC until April 23, 2013.

(3)                             Mr. Faithfull is Chair of the HRC.

(4)                             Mrs. Farrell is President and CEO of the Company and did not receive any Director compensation.  Her compensation is reported in the “Summary Compensation Table” for Named Executive Officers (“NEO”) in this Proxy Circular.

(5)                             Mr. Fohrer was appointed to the Board on April 23, 2013.

(6)                             Mr. Giffin is Chair of the Board.

(7)                             Mr. Kanovsky is Chair of the GEC.

(8)                             In determining compensation, Mr. Kanovksy was paid for attending the joint pension meeting of the ARC and HRC to which he was invited by the Chairs of those committees.  At the time, Mr. Kanovsky was not a member of the ARC or the HRC.

(9)                             Ms. Maidment was appointed as Chair of the ARC on April 23, 2013.

(10)                          In determining compensation, Mr. Mansour was paid for attending the special GEC meeting to which he was invited by the Chair of the GEC.  At the time, Mr. Mansour was not a member of the GEC.

(11)                          In 2013, the Board formed an Ad Hoc Committee to review and consider Management’s recommendation to establish a special entity company, TransAlta Renewables Inc. (“TransAlta Renewables”) to hold certain of the Company’s renewable assets and to initiate a public offering for a portion of TransAlta Renewables’ common shares.  The fees in this column reflect the one-time payment made to each of the members of the Ad Hoc Committee. Payments noted under this column were made in Q2 of 2013.

(12)                          Share price under this column, with respect to DSUs, is based on the closing price of a TransAlta common share on the date the shares were allocated to each director’s account for compensation as follows:  March 15, 2013 of $14.72, June 17, 2013 of $13.66, September 16, 2013 of $13.43, and December 16, 2013 of $13.47.  Share price, with respect to shares purchased, is based on the actual purchase price of a TransAlta common share on the date of purchase in the open market by a third party agent as follows:  March 15, 2013 of $14.87, June 17, 2013 of $13.87, September 16, 2013 of $13.299 and December 16, 2013 of $13.438.

(13)                          This column includes travel fees paid to each director.  TransAlta pays a travel day fee of $1,500 for directors who travel more than 1,000 kilometres round trip for a meeting and $3,000 for directors who travel more than 7,500 kilometres round trip for a meeting.

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TransAlta Corporation 2014 Management Proxy Circular

BREAKDOWN OF ANNUAL RETAINER

The following table shows the breakdown of each director’s annual retainer for the year ended December 31, 2013.

Director	Cash (%)	Equity (%) (1)
W.D. Anderson	50.4	49.6
T.W. Faithfull	-	100
D.L. Farrell(2)	N/A	N/A
A.J. Fohrer	51	49
G.D. Giffin	50.3	49.7
C.K. Jespersen	50.4	49.6
M.M. Kanovsky	-	100
G.S. Lackenbauer	-	100
K.E. Maidment	-	100
Y. Mansour	-	100
M.C. Piper	50.4	49.6

Notes:

(1)        The equity portion of the annual retainer consists of either DSUs or common shares, or a combination of both.

(2)        Mrs. Farrell as President and CEO of the Company does not receive compensation as a Director.

SHARE-BASED AWARDS

For information relating to share-based awards and the value vested during the year, see column (c) in the table “Summary of Directors’ Compensation for the Fiscal Year 2013”.

TransAlta Corporation 2014 Management Proxy Circular	46

REPORT ON EXECUTIVE COMPENSATION

LETTER TO SHAREHOLDERS

As the Chairs of the Human Resources Committee and the Chair of the Board of Directors, we are pleased to share with you a summary of our approach to considering and determining the compensation for TransAlta’s most senior executive officers for 2013.  The design and application of TransAlta’s executive compensation strategy is a key responsibility of your Board and an important element of TransAlta’s strategy for attracting and retaining executive talent.  Our compensation strategy is based on three key principles, pay for performance, alignment with shareholder interest and sound risk management principles.

As part of our strategy in 2013, we put in place a new compensation plan; one that we believe better aligns compensation at TransAlta with the key drivers of the Company’s financial performance.  Funds from operations (“FFO”) is now the key metric for our variable compensation plans.  We believe that FFO provides the best assessment of the cash flow of the Company.  We recognize that net income is also an important metric, but for TransAlta, it is a less effective for compensation purposes because depreciating our assets on a straight line basis does not align with the cash flow profile of our assets.  In addition, net income can also vary materially based on mark-to-market changes in our hedges and trading positions.

In addition, to create a direct alignment between cash generated from operations and annual incentive compensation (“AIC”), the AIC plan is funded through a limited pool determined as a percentage of FFO.  This percentage either increases or decreases based on the level of FFO achieved.  This ensures that Company performance is at the forefront of our AIC program.  The payout from the pool is then further determined on the basis of corporate targets, which apply to all AIC participants and a set of personal goals for each individual.  The corporate targets are:

·      FFO (50%);

·    free cash flow (25%); and

·    availability (25%).

In determining the personal component of the AIC payout, the HRC and the Board consider the achievements of the individual executive relative to their personal goals which are weighted on the basis of their importance to the Company.

Shareholder alignment is further reinforced through the Company’s mid-term incentive program which consists of share units that cliff-vest at the end of three years and which are aligned directly to the movement in market price of our stock during the three-year-period.  In addition, the Board has discretion to set the percentage of the mid-term incentive that will be performance based thereby making a greater portion of the executives’ pay “at-risk”.  This provides alignment between the executives’ pay and the longer term performance of the Company.  In 2013, the Board determined that each executive would receive his/her mid-term incentive as follows:

i.                  2/3 Performance Share Units (“PSUs”) which vest based on the three year average of:

·                  growth in FFO per share;

·                  growth in free cash flow per share;

·                  TransAlta’s total shareholder return (“TSR”) relative to adjusted TSX composite TSR (the adjustment to be based on the index times the Company’s long-term beta of 0.8);

ii.               1/3 Restricted Share Units (“RSUs”).

These programs are designed to reinforce management decisions that optimize resource allocation and encourage prudent financial and operation improvements.  They also recognize both annual and sustainable performance and are risk tested to ensure that decisions made are in the Company’s best interest.

The Company’s new compensation program also allows executives to direct all or a portion of their base pay and AIC into a DSU plan.  This helps executives to meet their shareholding requirements.  It also further aligns their interest with the interests of our shareholders, since DSUs must be held until termination or retirement from the Company making this investment also aligned with the movement of the Company’s share price over the long term.

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TransAlta Corporation 2014 Management Proxy Circular

In 2013, we also undertook a review of our comparator group. Following this review, our comparator group was revised to include a greater number of companies which are of similar size to us on the basis of revenue, assets and market capitalization, and to include companies with which we compete directly for executive talent.  Further, we adjusted our weightings to emphasize Canadian companies which now have a 75% weighting, with US companies limited to a 25% weighting.  We believe this new peer group provides a more accurate depiction of market comparators for the Company.

These changes are the product of ongoing work by the Human Resources Committee and the Board and reflect our commitment to you to have a compensation strategy that pays for performance and is well-rounded and transparent.

2013 PERFORMANCE

Dawn Farrell became President and Chief Executive Officer of the Company on January 2, 2012.  Since her appointment, Mrs. Farrell has focused the Management team on diversifying the Company’s asset base through geography and growth in order to mitigate the impact of low pricing in two of our key markets, and to plan for the reduced life span of our coal-fired generation facilities as a result of environmental regulations adopted in each of Canada and the U.S.  This focus also took account of the impact of capital investment priorities given the Alberta Power Purchase Arrangements’ requirements.  In 2013, under her leadership, the Company:

·                  exceeded the Company’s target of serving 600MW of customers in our Commercial and Industrial business;

·                  recontracted over 830 MW to provide for long-term cash predictability;

·                  created financial flexibility and highlighted the value of our renewables assets through the launch of TransAlta Renewables Inc.;

·                  achieved growth with the acquisition of Wyoming wind and the building of a pipeline in Western Australia which will deliver natural gas to our generating facility, invested over $730 million in new growth projects since January 2012 and added an annualized $80 million in earnings before interest, taxes, depreciation and amortization (“EBITDA”) to the business;

·                  added megawatts to the portfolio through the commissioning of New Richmond and return to service of our Sundance 1 and 2 generating facilities;

·                  achieved first quartile safety performance with an injury frequency rate of 0.88;

·                  promoted operational excellence by requiring the implementation of an operational model to govern and improve the future performance of the Company’s coal assets; and

·                  delivered cost savings in our corporate organization by downsizing our corporate operations and implementing a shared services model to increase accountability in the business.

Despite these accomplishments, 2013 was financially disappointing.  Some of the factors negatively affecting our results were:

·                        low pricing in the Pacific Northwest which affected both the profitability and the carrying value (due to continued low pricing) of one of our largest coal plants, Centralia, located in the state of Washington;

·                  low power prices in the Alberta market; and

·                  the under performance of our Alberta coal assets.

The Company’s operations in 2013 generated FFO of $729 million, resulting in performance against our annual incentive targets of:

Financial Measures (in millions) except for availability	Actual Results	Target
Funds from Operations (FFO)	$729	$830
Free Cash Flow (FCF)(1)	$387	$480
Availability(2)	90.8	91%

Notes:

(1)        Free Cash Flow is measured as FFO less sustaining capital (excludes payments to non-controlling interests and dividends on preferred shares).

(2)        Availability adjusted for Keephills 1 force majeure and Centralia outage extension.

These results led to a total corporate AIC rating of 39%.

TransAlta Corporation 2014 Management Proxy Circular	48

2013 CEO PERFORMANCE AND COMPENSATION

Mrs. Farrell’s AIC is based 75% on corporate performance and 25% on the achievement of individual goals.  In assessing her AIC compensation for 2013, the HRC and the Board considered the accomplishments of the Company, which are summarized above and Mrs. Farrell’s performance against the specific individual goals set by the Board at the beginning of the year.  These covered leadership, growth strategy, financial and operational performance, new products and partnerships, and the Company’s reputation.  The HRC and the Board also take into consideration external factors affecting Mrs. Farrell’s ability to achieve her goals and the impact these had on the Company.

Corporate performance is the single biggest factor affecting the Board’s decision on executive pay for TransAlta’s CEO and senior officers.  Mrs. Farrell’s overall compensation is set so that 74% of her annual compensation is at-risk and performance-based.  In addition, 52% of her compensation is equity-based.

The Board assessed Mrs. Farrell’s accomplishments against her personal goals at an 80% weighting.  When combined with the corporate rating of 39%, Mrs. Farrell’s AIC level for 2013 is 49% of her target.

The MTI cycle for the 2011-2013 grant (payable for the performance period ending December 31, 2013) was based on return on capital employed (“ROCE”) and FFO per share growth of 8.6% and 5% respectively and each having a 50% weighting.  As the Company did not meet these targets during the performance period, no MTIs are payable for this performance period.

The HRC and the Board are satisfied that the compensation awarded to Mrs. Farrell for 2013 appropriately reflects both the corporate performance and her own record of achievement in 2013.  As described above, modifications were made to the compensation system starting in 2013 which we believe further enhances the alignment of compensation with performance.  With respect to Mrs. Farrell’s 2013 compensation, she elected to receive the entire amount of her AIC, $421,088, in DSUs.  In addition, Mrs. Farrell purchased the equivalent of $252,200 of TransAlta common shares.  Mrs. Farrell made these elections, to allocate approximately 50% of her compensation in equity and equity related compensation to further align her compensation with the performance of the Company and with shareholders.  Mrs. Farrell’s actual compensation realized for 2013 in comparison to her target and reported compensation is as follows:

Actual compensation realized in 2013 ($000)	Target compensation for 2013(1) ($000)	Percentage difference between realized and target pay	Reported compensation(2) ($000)	Percentage difference between realized and reported pay
$1,441(3)	$3,965	-64%	$3,531	-59%

Notes:

(1)                      Target compensation includes base pay, perquisites and variable compensation of AIC, PSUs and RSUs as if paid at target.

(2)                      Reported compensation is “Total Compensation” as reported in the “Summary Compensation Table” in this Proxy Circular less the “Pension Value”.

(3)                      Included in this amount is $421,088, Mrs. Farrell’s AIC allocation which she elected to receive as DSU’s.  In addition, Mrs. Farrell purchased the equivalent of $252,200 of TransAlta common shares.  Mrs. Farrell made this election, to allocate approximately 50% of her compensation, to further align her compensation with the performance of the Company and with shareholders.

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THE RESPONSIBILITY TO GET IT RIGHT

The HRC and the Board are committed to providing a compensation program that attracts, retains and incentivises top talent to deliver the right outcome for our shareholders and other stakeholders.  We are advised by independent experts and we perform rigorous analysis in assessing the performance of the Company and the individual executive.  We are committed to delivering on our long-term strategy in a manner that reflects the responsible stewardship of your capital, which you have come to expect from a long-standing, reputable company such as TransAlta.  We welcome your feedback, using the communication mechanisms outlined in this Management Proxy Circular.  Further, we provide shareholders with an advisory “Say on Pay” vote through which you can express a view on TransAlta’s approach to executive compensation. The Say on Pay resolution is provided on page 27 of this Proxy Circular.

On behalf of the members of the Human Resources Committee and the full Board, we thank you for your continued support of TransAlta.

Timothy W. Faithfull Chair of the HRC	Gordon D. Giffin Chair of the Board

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COMPENSATION DISCUSSION AND ANALYSIS

INTRODUCTION

The Board reviews and assesses TransAlta’s compensation program to ensure there is:

·                  a well-defined link between executive compensation, and the strategic goals of the Company (the “Compensation Strategy”);

·                  rigour in setting performance goals and assessing performance; and

·                  a clear link between pay and performance.

This Compensation, Discussion and Analysis (“CD&A”) provides a detailed discussion of the principles, structure and policies that underpin our executive compensation program.

Our disclosure is organized as follows:

Our 2013 Compensation Strategy and Beyond	Page 52
Our Guiding Principles	Page 52
Compensation Governance	Page 53
Shareholder Alignment	Page 59
Ensuring Competitive Compensation at TransAlta	Page 61
Annual Compensation Risk Review Process	Page 63
Performance Analysis	Page 64
Summary Compensation Table	Page 79
Other Required Disclosure	Page 80

For the fiscal year ended December 31, 2013 our Named Executive Officers (“NEO”) were:

·                  Dawn L. Farrell, President and Chief Executive Officer

·                  Brett M. Gellner, Chief Investment Officer and Chief Financial Officer

·                  Ken S. Stickland, Chief Business Development Officer

·                  Paul H.E. Taylor, President, U.S. Operations and Executive Vice President, Canadian Coal

·                  John H. Kousinioris, Chief Legal and Compliance Officer

SUMMARY

TransAlta is a power generation and wholesale energy marketing company with operations in Canada, the United States and Australia.  The nature of our business impacts the design of our Compensation Strategy and how we deliver compensation over time.  Our objective is to generate economic value for our shareholders by investing our capital in ways that maximize returns over the short, medium and longer-term and conducted within our risk appetite.  Our business is capital-intensive and the benefits of business decisions made today may not be realized until several years in the future.

Our Compensation Strategy has been designed to attract, motivate and retain qualified executives to deliver on our business objectives.  We believe that an effective compensation program is competitive within the marketplace and rewards performance through the achievement of a combination of specific annual as well as strategic medium to longer-term goals.  We drive long-term shareholder value by including at-risk and equity-based compensation as part of our Compensation Strategy and by requiring our executives to have a stake in the Company through share ownership requirements.

With the assistance of independent compensation advisors, we gather and analyze compensation data of comparable companies in order to maintain target total compensation levels at the median (50th percentile, cash and variable pay) of our Comparator Group with the ability to earn more if targets are exceeded subject to a maximum payable.  A description of our Comparator Group is provided in the “Industry Benchmarking – Our Comparator Group” section of this Proxy Circular.

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OUR 2013 COMPENSATION STRATEGY AND BEYOND

Our Compensation Strategy comprises a mix of fixed and variable compensation plans.  Commencing in 2013, TransAlta changed certain aspects of its annual and mid-to longer-term variable compensation plans to better align executive compensation with the business strategy, direction and objectives of the Company.  Prior to adopting these changes, the HRC, with the assistance of external compensation advisors, conducted an extensive review of the compensation programs for all of our employees, including those at the executive level, and ensured that a comprehensive compensation risk assessment was also conducted.

The HRC and the Board are of the view that the changes made to the Company’s variable compensation plans will reinforce management decisions that optimize resource allocation and encourage prudent financial and operational performance while maintaining a balanced level of risk-taking.  We also believe that the changes will promote sustained growth in cash flow, align compensation with shareholder value creation and encourage the long-term retention of our executive team.

Among the changes, our Medium Term Incentive Plan (“MTI”) and Performance Share Ownership Plan (“PSOP”) were replaced by a mid-term incentive plan consisting of: (i) PSUs; and (ii) RSUs.  In addition, the Company adopted a DSU plan giving executives the option to direct all or a portion of their base pay and AIC awards into DSUs on a tax-deferred basis providing direct alignment of the executive with shareholder interests, as these DSUs may not be redeemed until the termination or retirement of the executive from the Company.

Vesting of PSUs is subject to achievement over a three-year period of three performance measures: growth in FFO per share, growth in free cash flow per share and growth in our TSR relative to the S&P/TSX Composite Index, adjusted on the basis of TransAlta’s long term beta of 0.8.  It is expected that these new metrics will drive growth, operational efficiencies and improvements relative to the market.  RSUs are subject to a three-year cliff-vesting requirement.  RSUs as well as PSUs track the Company’s share price over the three-year period.

One of the most significant changes in our compensation programs was the adoption of FFO as the key measure for variable compensation. The HRC and the Board determined that FFO provides a better assessment of the cash flow the Company has available to meet our commitments, to pay dividends, to maintain our existing assets, to service our debt and to grow the Company.

To further emphasize the importance of FFO as a measure of our performance and to create a direct alignment between cash generated from operations and AIC payouts, AIC is funded through a limited pool determined as a percentage of FFO.  The percentage of FFO allocated to the pool increases and decreases depending on the level of FFO achieved.  Awards are adjusted upward or downward as necessary, based on the total amount funded in the pool.  In addition, up to ten percent of the pool may be withheld to be allocated on a discretionary basis to recognize exceptional individual performance.  AIC awards are based on both a personal and corporate component.  The personal component is based on individual goals which are assigned weightings on the basis of the importance of their success for the Company.  The Corporate component is based on three key performance metrics: funds from operations, free cash flow and availability.  For the CEO the weighting is 75/25 corporate/personal while for the other executives the weighting is 60/40.

OUR GUIDING PRINCIPLES

In addition to the detailed descriptions contained in this CD&A, the guiding principles behind our approach to executive compensation, and the process by which the Board made their decisions in 2013, were as follows:

1.              Align executive pay to performance through a mix of short, medium to longer-term incentive programs;

2.              Emphasize performance-based compensation, with the majority of executive pay “at-risk”;

3.              Focus variable compensation on FFO, FCF and availability;

4.              Ensure executives are substantial shareowners to align their interests with the interests of shareholders; and

5.              Attract and retain executives to lead the Company through its strategy and growth objectives without taking excessive risks.

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COMPENSATION GOVERNANCE

The HRC:

·                  oversees the implementation of our Compensation Strategy to ensure that it aligns with our corporate objectives and performance as a whole;

·                  ensures, through effective policy and compensation plan design, that the interests of executives are, and continue to be, aligned with those of long-term shareholders;

·                  reviews the compensation level and design of the Comparator Group to ensure the competitiveness of our Compensation Strategy;

·                  undertakes an annual review of compensation-related risks to ensure that the program design, and the processes and safeguards put in place to mitigate excessive risk-taking are effective; and

·                receives advice from its independent advisors, Meridian Compensation Partners LLC (“Meridian”), on TransAlta’s compensation strategy and also considers the advice provided by Towers Watson, the advisors to management, and AON Hewitt, who are the actuary and advisor on pension matters.

In summary, in setting our Compensation Strategy, and in designing and applying all elements of compensation, the HRC receives and considers the recommendations of management, reviews the benchmarking information on companies in the Comparator Group provided by outside advisors, and receives advice from independent advisors.

The following diagram illustrates the process we follow to set and implement our Compensation Strategy:

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COMPENSATION STRATEGY - FIXED AND VARIABLE COMPENSATION

OUR FIXED COMPENSATION COMPRISES THREE ELEMENTS

The fixed elements of our Compensation Strategy provide a competitive base of secure compensation necessary to attract and retain executive talent.  Our fixed compensation comprises three elements:

Base Pay

Compensation Element and Purpose	Measurement	Target and Range	Form	Eligibility	Performance Period
Base Pay · Competitive positioning, attraction and retention · Targeted at median of Comparator Group	Scope of role	Fixed	Cash	All permanent employees	Annual

Base pay is designed to provide a level of fixed compensation that is competitive in the marketplace and is a fair reflection of each individual’s level of responsibility and accountability.  Base pay is reviewed annually and increases may be awarded based on an individual’s overall level of performance (merit), and/or to reflect additional responsibilities, accountabilities and potential of the individual and to remain competitive within the marketplace in which we compete for talent.

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Benefits

Compensation Element and Purpose	Measurement	Target and Range	Form	Eligibility	Performance Period
Benefits · Flexible health and dental benefits	None	Fixed	Credits/ to provide employee flexibility in coverage	All permanent employees	No performance requirements, benefits are elected every two years
Retirement Benefits Defined Contribution Pension Plan (DC) · Non-contributory 10% of Base Pay and AIC, up to the limit under the Income Tax Act (Canada) allocated to a defined contribution plan	None	Fixed	Cash payment at retirement	All permanent employees	No performance period. Employee chooses investments to allocate within group of investment opportunities made available by the Company

Supplemental Pension Plan (SPP)

·                   All employees whose income exceeds the Income Tax Act limit participate in this plan

·                   Provides a defined benefit pension for each year of credited service

·                   Equal to 2% of the final average of Base Pay and AIC in excess of the DC plan pensionable earnings limit

	None	Fixed	Deferred Cash	All permanent employees over Income Tax Act limit	Pensionable service period

All our employees, including our NEOs, participate in the same flexible benefits, pension and retirement programs.  Life insurance, disability, medical and dental coverage are included in the benefits program.  Our programs allow all employees to direct their annual benefits credits to these elements at different levels in order to meet their individual needs.  Employees are also able to contribute above their annual benefits allowance, through payroll deductions, for enhanced benefits if they so choose.

Perquisites

Compensation Element and Purpose	Measurement	Target and Range	Form	Eligibility	Performance Period
Perquisite Payments · Lump sum payment in lieu of competitive executive perquisites · Car allowance	None	Fixed	Cash	Employees at the director classification level and above	Annual (no performance requirement)

Car allowances are granted to senior management employees, including our NEOs, at a fixed amount, which varies by level of position and is based on competitive market practices.  Senior management employees, including the executives, are also given a fixed amount once a year as a perquisite payment in lieu of additional benefits.

OUR VARIABLE COMPENSATION

Our business model is based on the capital-intensive, long-cycle nature of the power generation and wholesale energy marketing industry.  We have two elements of variable compensation designed to balance decisions made on the basis of enhanced short-term performance and performance over the mid-to longer-term.  To accomplish this, we have linked short-term variable compensation to individual and corporate goals and mid-to longer-term compensation to sustained performance over a three-year-period.  Further, we ensure continued alignment with shareholder interests over the longer term through sustained share_ownership requirements and a DSU plan.  We believe this diversity creates a strong and balanced alignment between the interests of our executives and those of our shareholders.

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Short-Term Incentive - Annual Incentive Compensation Plan (AIC)

	Measurement	Target and Range	Form	Eligibility	Performance Period
· Reinforce and drive the Company’s short-term priorities · Reward and recognize corporate and individual performance · Targets and ranges set around budgeted performance	Corporate Goals: · FFO (1) · FCF (2) · Availability Individual goals · Predetermined and measurable goals, (approved by the Board for NEOs)	CEO – 90% CFO and Execs – 50% of base pay 0% to 200% of target	Cash	All non-union employees	1 year

Notes:

(1)              Funds from Operations

(2)              Free Cash Flow

The purpose of our AIC plan is to align a component of our compensation directly with the Company’s success in reaching our annual corporate objectives and in recognizing individual performance towards this accomplishment.

All non-union employees, including our executives, participate in our AIC plan.  Our AIC is assessed over a one-year period and is funded through a limited pool determined as a percentage of FFO.  This percentage either increases or decreases based on the level of FFO achieved.  An employee’s AIC award is then determined on the basis of achievements in relation to pre-determined corporate measures and individual pre-determined goals.  Our 2013 corporate performance measures were:

Our AIC plan reinforces and drives achievement of the Company’s short-term goals and recognizes individual performance towards these achievements.

Measures	Weighting	Threshold	Target	Maximum
FFO ($M)	50%	735	830	900
Free Cash Flow ($M)	25%	365	480	570
Availability	25%	89%	91%	92%

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The senior management team and the HRC review the Company’s AIC measures at the beginning of each year to ensure they continue to drive the efficient operation of our existing asset base.

Employee awards are determined on the basis of a percentage of base pay and include minimum, target, and maximum performance levels.  Pay outs are based on results and may not exceed 200% of the employee’s individual target, should the performance of the Company and the individual meet or exceed the maximum.  Irrespective of results, the sum of awards to all employees cannot exceed the AIC pool established on the basis of the FFO achieved.

In determining the payments to be made to executives under the AIC, the HRC and Board review the performance level against each corporate measure.  In determining the personal component of the AIC payout, the HRC and the Board consider the achievements of the individual executive relative to pre-established personal goals.  Any payments made are cash-based and are wholly performance-driven.

Mid -Term Incentive Plan (“MTIP”) – PSUs and RSUs

Compensation Element and Purpose	Measurement	Target and Range	Form	Eligibility	Performance Period
Performance Share Unit Plan (PSU) · Reinforce and drive medium-term shareholder value creation · Reward and recognize corporate performance · Targets based on performance relative to 3-year metrics	· 1/3 growth in FFO (1) per share; · 1/3 growth in FCF (2) per share; · 1/3 relative TSR(3)	CEO – 146.7% CFO – 116.7% Execs – 83.3% 0% to 200% of target	Equity based compensation paid in cash	All employees, managers and above	3 years
Restricted Share Unit Plan (RSU) · Reinforce and drive shareholder value · Retention	Cliff and Time vested	CEO – 73.3% CFO – 58.3% Execs – 41.7%	Equity based compensation paid in cash	All executives, managers and above; may also be awarded at the discretion of the Board	3 years; at the discretion of the Board

Notes:

(1)                            Growth in Funds From Operations

(2)                            Free Cash Flow per share

(3)                            Relative Total Shareholder Return versus the S&P/TSX Composite Index and adjusted against the Company’s long term beta of 0.8.

The MTIP reinforces and drives achievement of the Company’s strategy and growth objectives as well as promoting alignment between participants and shareholders.

MTIP grants are made annually, but are measured and assessed over a three-year performance period.  The MTIP grant comprises a combination of PSUs and RSUs which are determined as a percentage of base pay and converted to units on the basis of the Company’s share price at the time of grant.  PSUs and RSUs cliff vest at the end of three years.  Additional PSUs and RSUs are credited to the executive’s account in respect of any dividends declared by the Company on its common shares during the period of vesting.

At the beginning of each performance period, the Board, at the recommendation of the HRC, approves the number of PSUs to RSUs and the performance targets for the PSUs thereby having the ability to determine on an annual basis which portion of the executive’s pay is “at risk”.  This provides alignment between the executives’ pay and the longer term performance of the Company.  Further, in the case of PSUs it directly aligns the executives’ pay to the success of the Company as vesting is based on the achievement of key financial results.

For each performance target, plan participants, including the executives, are paid a zero incentive if performance for the PSUs is below the threshold and up to 200% of target if performance meets or exceeds the maximum.  RSUs are redeemed on the vesting date by multiplying the number of units in the participant’s account by the closing price of the common shares on the TSX on the trading day immediately prior to the vesting date.  The HRC has the discretion to determine whether the payments will be made through the purchase of shares in the open market or in cash.

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Deferred Share Unit Plan

In 2013, the Company adopted a DSU plan for executives to assist them in achieving minimum shareholding requirements. The plan allows executives to direct all or a portion of their base pay and annual incentive compensation awards into DSUs.  This also ensures that our executives are aligned with shareholder interests over the longer-term as DSUs are sensitive to movement in our share price.  DSUs are included in assessing required ownership level.

Prior Medium-Term Incentive Plan - (MTI)

The granting of MTIs was discontinued following the 2012 to 2014 grant.  Until the end of 2014, here is a summary of the plan:

Compensation Element and Purpose	Measurement	Target and Range	Form	Eligibility	Performance Period

Medium-Term Incentive Compensation (MTI)

·                   Reinforce and drive the Company’s medium-term priorities

·                   Reward and recognize  corporate performance

·                   Targets and ranges set around long-range forecast performance

	2011- 2013 Plan –ROCE(1) 8.6% and FFO per share growth of 5% 2012- 2014 Plan – ROCE 8.6% and FFO per share growth of 4%	CEO – 50% CFO and other executives –25% 0% to 200% of target	Cash	All executives and vice-presidents	3 years. Plan discontinued effective 2013.

Notes:

(1)        ROCE means return on capital employed.

The MTI provides for a rolling three-year performance and payment cycle based on the three-year performance cycle.

The MTI cycle for the 2011-2013 grant (payable for the performance period ending December 31, 2013) was based on ROCE and FFO per share growth of 8.6% and 5% respectively and each having a 50% weighting.  As the Company did not meet these targets during the performance period, no MTIs are payable for the 2011 to 2013 performance period.

The MTI cycle for the 2012-2014 grant (payable for the performance period ending December 31, 2014) is based on ROCE and FFO per share growth, of 8.6% and 4% respectively and each having a 50% weighting.

Prior Long-Term Incentive Plan – Performance Share Ownership Plan

The granting of units under our Performance Share Ownership Plan (“PSOP”) was discontinued following the 2012- 2014 grant.  Our PSOP will continue until the end of this last cycle.  The PSOP at a glance:

Compensation Element and Purpose	Measurement	Target and Range	Form	Eligibility	Performance Period

Performance Share Ownership Plan (PSOP)

·                        Reinforce and drive long-term shareholder value creation

·                        Reward and recognize corporate performance

·                        Targets based on median performance relative to the Comparator Group

	Relative TSR against Comparator Group	CEO – 170% CFO – 125% Execs –100% 0% to 200% of target	Shares or cash at discretion of the Board (historically paid in shares since inception except for one exception)	All employees in the manager level and above	Discontinued

The PSOP grants provide a target number of notional share units based on a predetermined percentage of each participant’s base pay that will vest 100% for achieving TSR at the 50th percentile of our Comparator Group, 50% if our TSR is at the 25th percentile and up

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to a maximum of 200% if our TSR is at or above the 75th percentile.  The plan provides a performance threshold, which means that if our performance is below the 25th percentile at the completion of the performance period, no shares or cash will be awarded.

At the end of the three-year performance period and upon achievement of TSR above the 25th percentile, the number of units that vest is calculated on the basis of our actual TSR performance, including the value of dividends, over the performance period, as if the original grant had been received in shares and each participant had reinvested the dividends in shares.  Taxes are then deducted from the gross amount calculated and the remaining value is awarded to the participant.  The HRC has the discretion to award this after-tax value in shares or cash.  If the value is issued in cash, the amount is paid in full when the award is determined and, if awarded in shares, 50% of the executives’ shares are held in escrow for two years, while for all other participants the hold period is one year.  To ensure the continued alignment of executive compensation with that of shareholders, our general practice is to settle awards in shares, though the HRC does have the discretion to do otherwise.

In 2013, the Company’s TSR performance was below the 25th percentile of the TSR and, therefore, no PSOPs were awarded to any of the plan participants.

SHAREHOLDER ALIGNMENT

Our Compensation Strategy has a direct alignment with the interest of shareholders through at-risk compensation and by requiring that our executives have a stake in the Company through share-ownership requirements.

COMPENSATION AT-RISK IN 2013

Our at-risk compensation, equity vs. cash compensation, for our executives is illustrated in the table below as a percentage of total direct compensation (assuming all PSUs and RSUs are received in shares):

Type of Compensation	CEO	CFO	Other executives
Total target compensation at-risk	74%	68%	65%
Equity-based compensation	52%	51%	43%
Cash compensation (1 – 3 years)	26%	32%	35%

SHARE OWNERSHIP REQUIREMENTS

We believe that our executives should have a stake in the Company, to align their long-term interests with those of shareholders.  Our executive share ownership policy provides that:

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Position	Ownership Requirement	Holding Requirement
CEO	4 x base salary	While employed and 1 year after employment
Executive Vice-Presidents	2 x base salary	While employed
Vice-Presidents	1 x base salary	While employed

Share ownership requirements for the CEO and senior management ensure alignment with shareholder interests.

The required level of share ownership must be reached within five years of the date of appointment to the applicable executive position. An officer, who is promoted to a position with a higher ownership requirement, has five years from the date of that appointment to achieve the new share ownership level.

The achievement of the required ownership level is calculated based on common shares, DSUs and RSUs which may contribute no more than 25% of the total shares required.

As at March 5th, 2014, share ownership for each of the NEOs was as follows:

Name and Principal Position	Number of Shares Required (1)	Number of Shares Owned (2)	Multiple of Base Pay	Compliance with Policy (3)	Percentage of Target Total Compensation	Total Value of Shares Owned at March 5, 2014 (4)
D.L. Farrell President and Chief Executive Officer	278,797	178,667	2.61	On track	63%	$2,483,471
B.M. Gellner Chief Investment Officer and Chief Financial Officer	73,368	74,153	2.06	Yes	62%	$1,030,727
K.S. Stickland Chief Business Development Officer	73,368	100,687	2.8	Yes	99.99%	$1,399,549
P.H.E. Taylor (5) President, U.S. Operations, and Executive Vic-President, Canadian Coal	N/A	420	N/A	N/A	N/A	$5,838
J.H. Kousinioris (6) Chief Legal and Compliance Officer	68,345	17,086	0.50	On track	18%	$237,405

Notes:

(1)           Based on each NEOs’ base salary and the weighted average closing price of our common shares on the TSX Composite Index the 20 trading days prior to March 5, 2014 of $13.90.

(2)           Number of shares owned include common shares and RSUs eligible to be counted towards the share ownership under the executive share ownership policy.

(3)           Based on the significant changes to our share ownership policy in 2012, all participants (including the NEOs) have five years from December, 2012 to acquire their holdings.

(4)           Based on the number of common shares and RSUs eligible to be counted towards the share ownership under the executive share ownership policy, times the weighted average closing price of our common shares on the TSX Composite Index the 20 trading days prior to at March 5, 2014 of $13.90.

(5)           Mr. Taylor’s fixed term employment agreement with the Company terminates March 31, 2014, subject to extension upon agreement of both parties.  As a result, Mr. Taylor does not have a share ownership requirement.

(6)           Mr. Kousinioris joined the Company in December 2012.

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ENSURING COMPETITIVE COMPENSATION AT TRANSALTA

While total compensation is designed first to recognize performance in achieving our strategic goals, our objective is also to attract, retain and motivate strong leaders.  To remain competitive in the industry, we target pay at the 50th percentile of the Comparator Group when goals are achieved.

To incent our executives to surpass expectations we provide opportunities to achieve higher levels of pay through variable compensation if the Company and the executives exceed their goals.

INDUSTRY BENCHMARKING – OUR COMPARATOR GROUP

We strive to be competitive in the market in which we compete for talent.  Competitiveness for our executives is determined from data collected by independent consulting firms, using a cross-section of comparable Canadian and U.S. companies (the “Comparator Group”) within our industry or with which we compete for executive talent.  Our Comparator Group is reviewed on a regular basis and this year, in 2013, we re-aligned the group of companies in the Comparator Group to include companies which are of a similar size to us from a revenue, asset and market capitalization basis, as well as companies in our market place with which we compete directly for executive talent.  Our weighting emphasize Canadian companies as our Canadian comparators comprise 75%  of the weighting while US companies are limited to an overall 25% weighting, irrespective of the number of US sourced companies.  The HRC and the Board believe this new peer group provides more accurate market comparators for the Company.

Our comparator group largely comprises companies which have long-cycle, capital-intensive businesses, and which are situated in the market place in which we compete for executive talent.

The HRC reviews the compensation data from the Comparator Group at the 25th, 50th and 75th percentiles for each Executive position.  By doing so, the HRC is able to determine the competitiveness of base pay, incentive plan designs and levels, and overall compensation levels relative to our Compensation Strategy.

The HRC also believes that this Comparator Group, as opposed to the more generic Canadian utilities indices, such as those included in the GICS Code 5510, is a more appropriate comparison for competitive compensation purposes.

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The following table lists the companies included in our Comparator Group which was used to review our 2013 compensation.

Canadian-Based Companies with a 75% weighting		U.S.-Based Companies- capped at 25% weighting
Algonquin Power & Utilities Corp.	EnCana Corporation	AES Corporation
AltaGas Ltd.	Fortis Inc.	Alliant Energy Corporation
ATCO Group	Husky Energy	Calpine Corporation
Atlantic Power Corporation	Inter Pipeline Ltd.	Great Plains Energy Inc.
Brookfield Renewable Energy Partners L.P.	Keyera Corp.	Integrys Energy Group
Cameco	Northland Power Inc.	NRG Energy, Inc.
Capital Power Corporation	Pembina Pipeline Corporation	NV Energy, Inc.
Cenovus Energy Inc.	TransCanada Corporation	OGE Energy Corp.
Emera Inc.	Yamana Gold Inc.	Pinnacle West Capital Corporation
Enbridge Inc.		Portland General Electric
SCANA Corporation
UIL Holdings Corporation
Westar Energy

USE OF INDEPENDENT ADVISORS

The HRC and management retain separate independent compensation advisors.

HRC ADVISORS

In 2013, the HRC continued to engage Meridian to assist with its ongoing review of our Compensation Strategy.  Meridian provided independent advice to the HRC on the Company’s medium term incentive plan, reviewed for the committee the Company’s annual incentive compensation plan, provided advice with respect to executive compensation, total shareholder return and on matters raised during the committee’s quarterly meetings.

The HRC annually confirms the independence of its advisors and reviews whether the work provided by these independent consultants raises any conflicts of interest.  The HRC determined that Meridian had no such conflicts in 2013 as they do not perform any work for TransAlta other than for the HRC.  The HRC has, therefore, conclusively determined that Meridian is independent.  In addition, to ensure Meridian’s continued independence, the HRC approves all fees and terms of service for Meridian and Meridian may not do any work for management without the express consent of the HRC.

MANAGEMENT ADVISORS

Towers Watson has been engaged to provide compensation consultative services to management since 2002. They provide the relative TSR calculations necessary for the valuation of the PSOP and PSUs.  In 2013, Towers Watson was engaged to undertake a comprehensive review of the Company’s comparator group, to perform a market review of executive compensation, to conduct a review and analysis of our traders and to review our commercial and industrial groups’ compensation plan.

Towers Watson also provides pension consulting and actuarial services for two of our Ontario pension plans on an ongoing basis.

Aon Hewitt has been engaged by management since 2007 to act as our actuary and as a consultant on our pension plans.  Total fees paid to Aon Hewitt for services in 2013 were $275,971.

The HRC also undertakes a review of the scope of services to be provided by management’s consultants annually to ensure no conflicts arise.  The fees for such services are approved by management.  The following table sets forth the fees paid to compensation advisors in 2012 and 2013.

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	2013				2012
CONSULTANT	Towers Watson	Meridian	Aon Hewitt	Total fees paid	Towers Watson	Meridian	Aon Hewitt (1)	Total fees paid
Executive Compensation and Compensation-Related Fees – Management	$213,240	$0	$13,845	$227,086	$1,030,316	$0	$8,280	$1,038,596
Executive Compensation and Compensation-Related Fees – HRC	$0	$141,215	$0	$141,215	$0	$165,755	$0	$165,755
All Other Fees (Pension)	$124,177	$0	$262,126	$386,303	$60,225	$0	$258,574	$318,799
Total Fees Paid Per Year	$337,417	$141,215	$275,971	$754,604	$1,090,541	$165,755	$266,854	$1,523,150

Note:

(1)                We also paid Aon Hewitt USD$210,037 in 2012 and USD$163,901 in 2013 for pension services rendered to our US subsidiaries.

ANNUAL COMPENSATION RISK REVIEW PROCESS

The Board believes that our executive compensation program should not raise the Company’s risk profile.  Accordingly, the HRC conducts a comprehensive annual compensation risk review as part of our Compensation Strategy.  The focus of this review is to ensure that safeguards are in place to identify and mitigate compensation-related risks.  We also ensure our mitigation measures are effective by conducting an annual audit through our Enterprise Risk Management process or every two years by engaging outside advisors to perform this assessment on an independent basis.

We believe that this risk review process is an effective vehicle for examining compensation risk and mitigation strategies.  The review considers the major risks of our business, which include equipment/maintenance, capital investments, long-term contracting, market competition and pricing, energy marketing, growth opportunities, construction and regulatory impact.  In addition, our review takes into consideration our compensation philosophy, pay mix balance, incentives and performance measures, stock-based compensation and ownership requirements.  The mix and balance of these various measures including the limits to our variable compensation plans are also reviewed.  Our plans are based on Company-wide financial metrics and payouts are based on a combination of absolute and relative measures.  In addition, the HRC receives management’s analysis and stress testing of the factors included in the annual budget which is the basis for establishing the Company’s various targets.  This results in targets which are set within our risk appetite and which provide sufficient incentive for our executives to pursue our corporate objectives.

To further enhance our risk management strategy, we have adopted policies that limit independent decision-making for transactions over certain financial thresholds, thereby incorporating a check and balance system to our financial decision-making.  Together, these measures help minimize risk-taking.  These processes are evaluated yearly and are designed to evolve over time in order to reflect developments and best practices in risk governance.  A comprehensive compensation-related risk assessment was undertaken by Towers Watson in January 2012, and updated in October 2012 to include the changes to the 2013 executive incentive plans.  In addition, a risk assessment of our 2013 plan was conducted in January 2014 to review the metrics of the plan and whether they had had any impact on the risk strategy of the Company over the course of the year.  Our independent consultant, Meridian, assists the HRC in assessing the compensation risk assessment.  The report confirmed that our pay programs and policies were not reasonably likely to have a material adverse effect on TransAlta, our business and our values.

Safeguards which mitigate compensation risks

We believe the following measures impose appropriate limits to avoid excessive or inappropriate risk-taking or payments:

·                  Compensation payments are capped to provide upper payout boundaries;

·                  Milestones achieved must be maintained over a period of time prior to being paid or awarded.  This is achieved through vesting provisions built into our incentive plans;

·                Annual review of the targets and milestones in our mid-term incentive plans to ensure continued relevance and applicability;

·                  Evaluation of variable compensation plan metrics to confirm balance of objectives between plans thereby mitigating by design excessive risk-taking;

·                  Clawback policy, which applies to all variable compensation plans.  The policy provides that:

TransAlta Corporation 2014 Management Proxy Circular	63

“The Board may seek reimbursement for compensation awarded to an Executive in situations where (a) the payment was predicated upon achieving certain financial results that were subsequently the subject of a substantial restatement of TransAlta’s financial statements filed with any securities regulatory authorities, (b) the Executive engaged in gross negligence, intentional misconduct or fraud that caused, or partially caused the need for a restatement, and (c) the incentive compensation would have been lower had the financial results been properly reported.”

·                  Anti-hedging policy which, in addition to our insider trading policy, ensures that executives and Directors cannot participate in speculative activity related to our shares. The policy states:

“Insiders are prohibited by legislation from knowingly, directly or indirectly, short selling securities of TransAlta or any of its affiliates where they do not own the underlying security; or directly or indirectly selling a call or buying a put on securities of TransAlta or any of its affiliates; or to engage in any securities monetization transaction or other hedging procedure designed to reduce or offset a decrease in the market value of the equity securities held by the insider, either directly or indirectly”; and

·                  Policies which limit authority on expenditures.  The Board has put in place policies that limit the expenditures which can be made at different levels of the organization.  In addition, any expenditures, new investment programs or products to be undertaken must be reviewed by a five party investment committee which comprises the Company’s Vice-President, Risk Management.

PERFORMANCE ANALYSIS

When assessing performance, the HRC and the Board take into consideration the objective pre-defined performance metrics, the individual’s performance in meeting his or her individual performance goals, and the individual’s overall contributions to the Company.

The HRC’s and the Board’s comprehensive assessment of the results achieved take into consideration the following:

The HRC and the Board also take into consideration the total compensation of the executives over a performance period to ensure that it aligns with the Company’s performance.

2013 PERFORMANCE AND EVALUATION

2013 was a year marked by many successes, accomplishments and challenges and some disappointments.  In 2013, we:

·                  exceeded the Company’s target of serving 600MW of customers in our Commercial and Industrial business;

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TransAlta Corporation 2014 Management Proxy Circular

·                  recontracted over 830 MW to provide for long-term cash predictability;

·                  created financial flexibility and highlighted the value of our renewables assets through the launch of TransAlta Renewables Inc.;

·                  achieved growth with the acquisition of Wyoming wind and the building of a pipeline in Western Australia which will deliver natural gas to our generating facility, invested over $730 million in new growth projects since January 2012 and added an annualized $80 million EBITDA to the business;

·                  added megawatts to the portfolio through the commissioning of New Richmond and return to service of our Sundance 1 and 2 generating facilities;

·                  achieved first quartile safety performance with an injury frequency rate of 0.88;

·                  promoted operational excellence by requiring the implementation of an operational model to govern and improve the future performance of the Company’s coal assets; and

·                  delivered cost savings in our corporate organization by downsizing our corporate operations and implementing a shared services model to increase accountability in the business.

Despite these accomplishments, 2013 was financially disappointing as the value of our shares dropped 11%.  Some of the factors affecting our results were:

·                  low pricing in the Pacific Northwest which affected both the profitability and the carrying value (due to continued low pricing) of one of our largest coal plants, Centralia, located in the state of Washington;

·                  low power prices in the Alberta market; and

·                  the under performance of our Alberta coal assets.

In February 2014, the HRC reviewed our corporate performance, business environment, strategic results and considered the individual performance of our executives to reach the conclusions in this report.

2013 AIC PERFORMANCE

In determining the performance for AIC, the HRC uses the Company’s reported results and may make adjustments to reflect non-recurring items, non-cash items and other accounting related treatments.

In 2013, the CEO’s AIC incentives were weighted at 75% for corporate goals and 25% for individual goals.  The AIC incentives of other executives were weighted at 60% for corporate goals and at 40% for individual goals.

The table below shows the 2013 achievements for each of the corporate measures of our AIC plan, the targets set at the beginning of the year for each metric and the percentage achieved towards each metric:

Category	2013 Achievement	Target	% Achieved	Result towards payout
Funds from Operations (50% weighting)	729	830	0%	0%
Free Cash Flow (1) (25% weighting)	387	480	60%	15%
Availability (2) (25% weighting)	90.8%	91%	95%	24%
Overall 2013 corporate AIC rating				39%

Notes:

(1)           Free Cash Flow is measured as FFO less sustaining capital (excludes payments to non-controlling interests and dividends on preferred shares).

(2)           Availability adjusted for Keephills 1 force majeure and Centralia outage extension.

2013 MEDIUM-TERM INCENTIVE PERFORMANCE

The table below shows the medium-term (2011-2013) performance categories, achievements, targets and payout ratings.

Category	2011-2013 Achievement	Target	% Incentive Achieved
ROCE (50% weighting)	6.0%	8.6%	0%
EBITDA growth (50% weighting)	-3.1%	5%	0%

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2013 LONG-TERM INCENTIVE PERFORMANCE

Our relative TSR for the PSOP grants relating to the January 1, 2011 to December 31, 2013 performance period was below the 25th percentile of the Comparator Group.

2013 PAY DECISIONS OF THE HRC AND THE BOARD

CHIEF EXECUTIVE OFFICER COMPENSATION - PAY DECISIONS

The HRC annually reviews our CEO’s compensation to ensure that it is competitive within the market place.  In addition to the corporate metrics addressed above, in determining Mrs. Farrell’s compensation for 2013, the HRC and the Board also considered Mrs. Farrell’s performance against her personal goals which were set by the Board at the beginning of the year, and which included leadership, growth strategy, financial and operational performance, new products and partnerships, and the Company’s reputation.  The HRC and the Board also took into consideration in evaluating Mrs. Farrell’s ability to achieve her goals the effect of extraneous factors such as market impact/demand, pricing and overall economic conditions including the impact these factors had on the Company.

Corporate performance is the single biggest factor affecting the Board’s decision on Mrs. Farrell’s pay as well as for the other members of the executive team.  Mrs. Farrell’s overall compensation is set so that 74% of her annual compensation is at-risk and performance-based.  In addition, 52% of her compensation is equity-based.

VARIABLE COMPENSATION

Based on all these factors, the HRC and the Board assessed the individual performance component of Mrs. Farrell’s AIC at 80%, which, combined with the corporate performance of 39%, resulted in an overall annual incentive payment equivalent to 44% of Mrs. Farrell’s base salary.  The performance-based nature of Mrs. Farrell’s compensation is further evidenced by the comparison of her actual compensation realized for 2013 with her target compensation and the compensation reported in the summary compensation table.  Mrs. Farrell’s total compensation realized in 2013 is equal to 40% of her reported compensation.

Actual compensation realized in 2013 ($000)	Target compensation for 2013(1) ($000)	Percentage difference between realized and target pay	Reported compensation(2) ($000)	Percentage difference between realized and reported pay
1,441(3)	3,965	-64%	3,531	-59%

Notes:

(1)                            Target compensation includes base pay, perquisites and variable compensation of AIC and MTIP as if paid at target.

(2)                            Reported compensation is “Total Compensation” as reported in the “Summary Compensation Table” in this Proxy Circular less the “Pension Value”.

(3)                            Included in this amount is $421,088, Mrs. Farrell’s AIC allocation which she elected to receive as DSU’s.  In addition, Mrs. Farrell purchased the equivalent of $252,200 of TransAlta common shares.  Mrs. Farrell made such election, to allocate approximately 50% of her compensation, to further align her performance with the performance of the Company and that of shareholder returns.

CONSIDERATION WITH RESPECT TO MTI AND PSOP

As the Company did not achieve the targets set or relative TSR under the MTI plan and PSOP, there were no payouts under each of those plans.  The HRC determined that these results were in line with the Company’s performance against those metrics.

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EXECUTIVES’ COMPENSATION - PAY DECISIONS

The HRC, with the assistance of management’s consultants, Towers Watson, and the HRC’s consultants, Meridian, together with the CEO annually reviews the compensation of the Company’s other executives.  A similar evaluation process to the one used to review our CEO’s compensation is applied in this review.  Overall compensation for our executives is benchmarked to similar roles within our Comparator Group and target overall compensation is set at the median of the Comparator Group.  Variable compensation is determined on the basis of the Company’s performance and the targets set under each of the plans.  In determining AIC awards, the HRC and the Board considers the Company’s performance with respect to the corporate goals set under the plan and the individual’s performance with respect to his or her individual goals.  The assessment, with respect to the corporate goals, is made on the basis of the pre-established measures which are based on the financial and operational performance of the Company.  Individual goals focus on specific strategic or business objectives within the executive’s area of responsibility, including factors of leadership and overall contributions to the Company.  At the recommendation of the CEO, the HRC and the Board may adjust the individual’s overall rating if it is believed that the contributions of a particular executive were either exemplary or, on the other hand, failed to contribute to the level expected for the position.

Forty per cent of the individual NEOs’ annual incentive payment is based on the accomplishment of individual goals which are weighted on the basis of the NEO’s personal contributions and those of his or her team to the Company.

OVERALL PERFORMANCE ASSESSMENT

In February 2014, the HRC and the independent members of the Board considered the factors addressed above, the Company’s overall performance, and the accomplishments of the CEO and her executive team in 2013.  The HRC and the Board acknowledged that the Company had not met all of the targets under the variable compensation plans and these results were reflected in the compensation awarded to the CEO and her team.  The HRC and the Board also acknowledged that the Company’s compensation plan was effective in recognizing pay for performance.  The realized pay for our NEOs in 2013 was as follows:

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NAMED EXECUTIVE OFFICERS’ REALIZED PAY

Dawn L. Farrell – President and Chief Executive Officer

Mrs. Farrell became President and CEO of TransAlta on January 2, 2012. Prior to her appointment, she served as Chief Operations Officer from 2009 to 2011 and as Executive Vice-President, Commercial Operations and Development from 2008 to 2009.

Mrs. Farrell has over 29 years of experience in the electric energy industry, holding roles at TransAlta and BC Hydro.

Mrs. Farrell sits on the board of directors of The Conference Board of Canada, the Canadian Council of Chief Executives and the Calgary Stampede.  Her past boards include the Mount Royal College Board of Governors, Fording Coal Income Fund, New Relationship Trust Fund, Mount Royal College Foundation and Vision Quest Windelectric.

She holds a Bachelor of Commerce degree with a major in Finance and a Master’s degree in Economics from the University of Calgary. Mrs. Farrell has also attended the Advanced Management Program at Harvard University.

Compensation	2013 ($ 000)	2012 ($ 000)	2011 ($000)	2010 ($ 000)	2009 ($ 000)
Fixed:
Base Salary Paid (1)	$950	$950	$798	$700	$617
Perquisites	$70	$70	$26	$25	$25
Variable:
AIC (2)	$421	$688	$555	$502	$173
MTI	$0	$0	$0	$0	$0
PSOP	$0	$0	$280	$129	$532
Total Direct Compensation (3)	$1,441	$1,708	$1,659	$1,356	$1,347
Change from previous year	-16%	+3%	+22%	+1%	+72%
Target Total Direct Compensation	$3,965	$3,965	$2,886	$2,476	$1,702
Change from previous year	0%	+37%	+17%	+45%	+62%

Ownership as of March 5, 2014	Minimum Ownership Level	Minimum Ownership Value	Total Ownership Value	Total Ownership as Multiple of Base Salary
178,667	273,381	$3,799,996	$2,483,471	2.61

Notes:

(1)	Actual annual base salary received during the year.
(2)	Actual annual incentive bonus received for the performance year. Mrs. Farrell elected to receive the full amount of her AIC payment ($421,088) in DSUs.
(3)

In connection with her appointment as CEO, Mrs. Farrell received a one-time CEO promotion long-term incentive grant of 1.5 times her base salary of $950,000 which was allocated: 50% in the form of PSOP units and 50% as RSUs. The RSUs are subject to a three-year cliff vesting requirement and vest on December 15, 2014; the PSOP units are subject to the performance and time requirements of the PSOP.

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The following table summarizes Mrs. Farrell’s actual performance for the 2013 AIC and details the incentive earned against each goal:

	TARGET		ACTUAL
2013 Corporate / Individual Goals	Target	% of base pay at Target	Actual	% Achieved	% of base pay Actual
Corporate Goals
Funds from operations	$830m(1)	33.750%	$729	0%	0%
Free cash flow	$480m(1)	16.875%	$387(2)	60%	10.125%
Availability	91%	16.875%	90.8%(3)	95%	16.031%
Individual Goals		22.500%		80%	18.000%
Overall Achievement
Target % AIC Awarded		90.000%			44.156%

Notes:
(1)	“m”- denotes millions.
(2)	Free Cash Flow is measured as FFO less sustaining capital (excludes payments to non-controlling interests and dividends on preferred shares).
(3)	Availability adjusted for Keephills 1 force majeure and Centralia outage extension.

From the bonus amount payable, 75% of Mrs. Farrell AIC compensation is based on corporate objectives and the remaining 25% is determined on the basis of the HRC’s assessment of her performance in relation to her pre-established and quantifiable personal goals.  The HRC determined that Mrs. Farrell’s individual performance was at 80%, resulting in an equivalent factor of 18% of the individual performance portion.  As such, the annual incentive award to Mrs. Farrell for 2013, recommended by the HRC to the Board and approved in February 2014, was 44% of her base pay or 49.25% of target.  Details of the annual incentive amount for 2013 are provided in column “f” of the “Summary Compensation Table”.

Mrs. Farrell was granted in 2011, for the period 2011 to 2013 inclusive, an MTI opportunity of 50% of her 2011 base pay at target for the achievement of ROCE and FFO per share growth over the period. As performance on both metrics was below target, no MTI payments were made in respect of the 2011-2013 MTI cycle.

The table below reflects the actual values of Mrs. Farrell’s PSOP awards for 2011 to 2013.

Performance Period	Original Grant Quantity	Original Grant Price per Share (1)	Original Value of Grant Target	Actual Award Quantity (2)	Actual Award Price per share (3)	Value of Compensation Received	3 Year TSR Percentile
2011 – 2013	52,250	$21.15	$1,105,087	0	$13.48	$0	10th%ile
2010 – 2012	38,800	$23.48	$911,024	0	$15.12	$0	Lowest
2009 – 2011	28,850	$24.30	$701,055	13,299	$21.02	$279,545	19.6th%ile

Notes:
(1)	Price of a TransAlta common share as of December 31 (or the last trading day) of the year preceding the grant.
(2)	Including dividend equivalents.
(3)	Price of a TransAlta common share as of December 31 (or the last trading day) of the year preceding the award.

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Brett Gellner – Chief Investment Officer and Chief Financial Officer

Mr. Gellner joined the Company on August 11, 2008 as Vice-President, Commercial Operations and was promoted to CFO in June, 2010.  He is responsible for all financial policy, planning and reporting, as well as M&A, business development, tax, treasury, risk management, internal audit and investor relations.

Mr. Gellner has significant experience in finance, valuation, economics, mergers and acquisitions, and commercial agreements. He also has extensive knowledge of the power industry, having worked as co-head of CIBC World Markets’ Power & Utilities group. In this role, he was involved in numerous transactions including leverage buy-outs, high yield and investment-grade debt financings, initial public offerings, hybrid securities financings and private offerings of equity and debt. Prior to CIBC World Markets, he held senior roles in the Mergers & Acquisitions and Corporate Development groups of a large, publicly-traded company, and with a major international consulting firm.

Mr. Gellner has a Master’s degree in applied economics from the University of Alberta and has a Chartered Financial Analyst designation. He has also attended the Advanced Management Program at Harvard University.

Compensation	2013 ($ 000)	2012 ($ 000)	2011 ($000)	2010 ($ 000)	2009 ($ 000)
Fixed:
Base Salary Paid(1)	$500	$500	$433	$350	$300
Perquisites	$26	$26	$26	$25	$16
Variable:
AIC(2)	$189	$257	$228	$160	$199
MTI	$0	$0	$0	$0	$0
PSOP	$0	$0	$72	$36	$0
Total Direct Compensation	$715	$783	$759	$571	$515
Change from previous year	-9%	+3%	+33%	+11%	+11%
Target Total Direct Compensation	$1,651	$1,651	$1,285	$1,038	$622
Change from previous year	0%	+28%	+24%	+67%	+24%

Ownership as of March 5, 2014	Minimum Ownership Level	Minimum Ownership Value	Total Ownership Value	Total Ownership as Multiple of Base Salary
74,153	71,942	$999,994	$1,030,727	2.06

Notes:

(1)	Actual annual base salary received during the year.
(2)	Actual annual incentive bonus received for the performance year. In 2009, includes a one-time discretionary bonus of $75,000.

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The following table summarizes Mr. Gellner’s actual performance for the 2013 AIC and details the incentive earned against each goal:

	TARGET		ACTUAL
2013 Corporate / Individual Goals	Target	% of base pay at Target	Actual	% Achieved	% of base pay Actual
Corporate Goals
Funds from operations	$830m(1)	15.000%	$729	0%	0.000%
Free cash flow	$480m(1)	7.500%	$387(2)	60%	4.500%
Availability	91%	7.500%	90.8%(3)	95%	7.125%
Individual Goals		20.000%		130%	26.000%
Overall Achievement
Target % AIC Awarded		50.000%			37.625%

Notes:
(1)	“m”- denotes millions.
(2)	Free Cash Flow is measured as FFO less sustaining capital (excludes payments to non-controlling interests and dividends on preferred shares).
(3)	Availability adjusted for Keephills 1 force majeure and Centralia outage extension.

From the bonus amount payable, 60% is based on corporate goals and the remaining 40% is discretionary and determined on the basis of the HRC’s assessment of the individual’s performance.  The HRC, taking into account input from the CEO, determined that Mr. Gellner’s individual performance was at 130%, resulting in an equivalent factor of 26.0% of the individual performance portion.  As such, the annual incentive award to Mr. Gellner for 2013, recommended by the HRC to the Board and approved in February 2014, was 37.6% of base pay or 75.2% of target.  Details of the annual incentive amount for 2013 are provided in column “f” of the “Summary Compensation Table”.

Mr. Gellner was granted for the period 2011 to 2013 inclusive, an MTI opportunity of 25% of his 2011 base pay at target for the achievement of ROCE and FFO growth per share growth over the period. As performance on both metrics was below target, no MTI payments were made in respect of the 2011-2013 MTI cycle.

The table below reflects the actual values of Mr. Gellner’s PSOP awards for 2011 to 2013.

Performance Period	Original Grant Quantity	Original Grant Price per Share (1)	Original Value of Grant Target	Actual Award Quantity (2)	Actual Award Price per share (3)	Value of Compensation Received	3 Year TSR Percentile
2011 – 2013	23,650	$21.15	$500,197	0	$13.48	$0	10th%ile
2010 – 2012	17,050	$23.48	$400,334	0	$15.12	$0	Lowest
2009 – 2011	6,200	$24.30	$150,660	3,434	$21.02	$72,183	19.6th%ile

Notes:
(1)	Price of a TransAlta common share as of December 31 (or the last trading day) of the year preceding the grant.
(2)	Including dividend equivalents.
(3)	Price of a TransAlta common share as of December 31 (or the last trading day) of the year preceding the award.

In recognition of Mr. Gellner’s critical role in the achievement of our corporate objectives, and to ensure his retention, the HRC approved a one-time long-term incentive grant of 1.5 times his base salary effective January 1, 2013.  The grant was allocated: 50% in the form of RSUs and 50% as PSUs and is subject to the performance and vesting conditions established for the 2013 incentive programs, as described above under “Our 2013 compensation Strategy and beyond”.

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Ken Stickland – Chief Business Development Officer

Mr. Stickland is responsible for directing the Company’s growth efforts in Canada.  From 2001 to 2011 Mr. Stickland was the Company’s Chief Legal Officer.

Prior to joining TransAlta in January 2001, Mr. Stickland was a partner with the Calgary law firm of Burnet, Duckworth and Palmer LLP where he practiced in the energy area for 20 years.

Mr. Stickland holds a Bachelor of Commerce degree and a Law degree from the University of British Columbia.

Mr. Stickland is and has been a director of various professional associations and not-for-profit organizations. He is currently the lead director at Trinidad Drilling Ltd.

Compensation	2013 ($ 000)	2012 ($ 000)	2011 ($000)	2010 ($ 000)	2009 ($ 000)
Fixed:
Base Salary Paid(1)	$500	$500	$467	$450	$450
Perquisites	$26	$26	$26	$25	$25
Variable:
AIC(2)	$109	$239	$232	$206	$135
MTI	$0	$0	$0	$0	$0
PSOP	$0	$0	$126	$129	$470
Total Direct Compensation	$635	$765	$851	$810	$1,080
Change from previous year	-17%	-10%	+5%	-25%	-20%
Target Total Direct Compensation	$1,401	$1,401	$1,343	$1,263	$1,053
Change from previous year	0%	+4%	+6%	+20%	+1%

Ownership as of January 31, 2014(3)	Minimum Ownership Level	Minimum Ownership Value	Total Ownership Value	Total Ownership as Multiple of Base Salary
100,687	71,942	$999,994	$1,399,549	2.8

Notes:

(1)                Actual annual base salary received during the year.

(2)                Actual annual incentive bonus received for the performance year.

(3)                Mr. Stickland retired from the Company on January 31, 2014.

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The following table summarizes Mr. Stickland’s actual performance for the 2013 AIC and details the incentive earned against each goal:

	TARGET		ACTUAL

2013 Corporate / Individual Goals	Target	% of base pay at Target	Actual	% Achieved	% of base pay Actual
Corporate Goals
Funds from operations	$830m(1)	15.000%	$729	0%	0.000%
Free cash flow	$480m(1)	7.500%	$387(2)	60%	4.500%
Availability	91%	7.500%	90.8%(3)	95%	7.125%
Individual Goals		20.000%		50%	10.000%
Overall Achievement
Target % AIC Awarded		50.000%			21.625%

Notes:

(1)        “m”- denotes millions.

(2)        Free Cash Flow is measured as FFO less sustaining capital (excludes payments to non-controlling interests and dividends on preferred shares).

(3)        Availability adjusted for Keephills 1 force majeure and Centralia outage extension.

From the bonus amount payable, 60% is based on corporate goals and the remaining 40% is discretionary and determined on the basis of the HRC’s assessment of the individual’s performance.  The HRC, taking into account input from the CEO, determined that Mr. Stickland’s individual performance was at 50%, resulting in an equivalent factor of 10.0% of the individual performance portion.  As such, the annual incentive award to Mr. Stickland for 2013, recommended by the HRC to the Board and approved in February 2014, was 21.63% of base pay or 43.3% of target.  Details of the annual incentive amount for 2013 are provided in column “f” of the “Summary Compensation Table”.

Mr. Stickland was granted in 2011, for the period 2011 to 2013 inclusive, an MTI opportunity of 25% of his 2011 base pay at target for the achievement of ROCE and FFO per share growth over the period. As performance on both metrics was below target, no MTI payments were made in respect of the 2011-2013 MTI cycle.

The table below reflects the actual values of Mr. Stickland’s PSOP awards for 2011 to 2013

Performance Period	Original Grant Quantity	Original Grant Price per Share (1)	Original Value of Grant Target	Actual Award Quantity (2)	Actual Award Price per share	(3)	Value of Compensation Received	3 Year TSR Percentile
2011 – 2013	23,650	$21.15	$500,197	0	$13.48		$0	10th%ile
2010 – 2012	19,200	$23.48	$450,816	0	$15.12		$0	Lowest
2009 – 2011	13,000	$24.30	$315,900	5,993	$21.02		$125,973	19.6th%ile

Notes:

(1)      Price of a TransAlta common share as of December 31 (or the last trading day) of the year preceding the grant.

(2)      Including dividend equivalents.

(3)      Price of a TransAlta common share as of December 31 (or the last trading day) of the year preceding the award.

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Paul Taylor – President, U.S. Operations and Executive Vice-President, Canadian Coal

Mr. Taylor joined TransAlta in April 2011.  He leads TransAlta’s business operations in the United States.   His role includes responsibility for leading the commercial coal and sustainability teams in both Canada and the United States. In August 2013, Mr. Taylor also assumed responsibility for our Canadian Coal Operations.

In the late 1990s, while serving as TransAlta’s Senior Vice President, Corporate Development, he was responsible for the Company’s entry into the U.S. northwest power market with the purchase of the Centralia power plant as well as the establishment of the TransAlta Power Limited Partnership and the sale of the Alberta-based distribution assets.  He was also responsible for leading the development of TransAlta’s corporate strategy.  His energy experience includes serving as President and CEO of NaiKun Wind Energy Group, an offshore wind developer.

Mr. Taylor’s public sector experience includes serving as Chief of Staff to the Premier of British Columbia, British Columbia’s Deputy Minister of Finance and Secretary to the Treasury Board and President, Chief Executive Officer of the Insurance Corporation of British Columbia and various roles within Alberta Treasury.

Mr. Taylor has served on private and public sector boards including NaiKun Wind Energy Group, BC Forestry Investment & Innovation, TransAlta New Zealand, TransAlta Power Ltd., The Conference Board of Canada, the World Wildlife Fund — Canada and the Chair of the Insurance Corporation of British Columbia.

Compensation	2013 ($ 000)	2012 ($ 000)	2011 ($000)	2010 ($ 000)	2009 ($ 000)
Fixed:
Base Salary Paid(1)	$466	$392	$245
Perquisites	$198	$192	$102
Variable:
AIC(2)	$194	$316	$162
MTI(3)	$0	$0	$0
PSOP(3)	$0	$0	$0
Total Direct Compensation(4)	$1,358	$1,400	$509
Change from previous year(5)	N/A	N/A	N/A
Target Total Direct Compensation	$1,480	$1,480	$1,240
Change from previous year(5)	N/A	N/A	N/A

Ownership as of March 5, 2014	Minimum Ownership Level	Minimum Ownership Value	Total Ownership Value	Total Ownership as Multiple of Base Salary
N/A	N/A	N/A	N/A	N/A

Notes:

(1)        Actual annual base salary received during the year.  Mr. Taylor is paid in USD which, for the purposes of this disclosure, has been considered at par with CAD.

(2)        Actual annual incentive bonus received for the performance year.  Value in 2011 includes a one-time discretionary payment of $50,000.

(3)        Based on the provisions of Mr. Taylor’s fixed term employment agreement, he does not receive MTI or PSOP compensation.

(4)        Total Direct Compensation includes a retention incentive bonus of $500,000 per year for 2012 and 2013.

(5)        Mr. Taylor accepted a fixed term employment agreement in 2012.

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The following table summarizes Mr. Taylor’s actual performance for the 2013 AIC and details the incentive earned against each goal:

	TARGET		ACTUAL

2013 Corporate / Individual Goals	Target	% of base pay at Target	Actual	% Achieved	% of base pay Actual
Corporate Goals
Funds from operations	$830m(1)	22.500%	$729	0%	0.000%
Free cash flow	$480m(1)	11.250%	$387(2)	60%	6.750%
Availability	91%	11.250%	90.8%(3)	95%	10.688%
Individual Goals		30.000%		80%	24.000%
Overall Achievement
Target % AIC Awarded		75.000%			41.438%

Notes:

(1)        “m”- denotes millions.

(2)        Free Cash Flow is measured as FFO les sustaining capital (excludes payments to non-controlling interests and dividends on preferred shares).

(3)        Availability adjusted for Keephills 1 force majeure and Centralia outage extension.

From the bonus amount payable, 60% is based on corporate goals and the remaining 40% is discretionary and determined on the basis of the HRC’s assessment of the individual’s performance.  The HRC, taking into account input from the CEO, determined that Mr. Taylor’s individual performance was at 80%, resulting in an equivalent factor of 24% of the individual performance portion.  As such, the annual incentive award to Mr. Taylor for 2013, recommended by the HRC to the Board and approved in February 2014, was 41.4% of base pay or 55.3% of target.  Details of the annual incentive amount for 2013 are provided in column “f” of the “Summary Compensation Table”.

Mr. Taylor received an increase to his base pay in recognition of the additional responsibilities he assumed in relation to our Canadian Coal operations in August 2013.  Mr. Taylor continues to be compensated pursuant to his amended fixed term employment agreement including (i) a minimum AIC award of 20% of base salary and a target award of 75% of base pay; and (ii) a retention incentive award in the amount of five hundred thousand ($500,000) in each of 2012, 2013 and 2014 (pro-rated based on actual number of months of service) in lieu of any MTI and LTIP awards.

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John Kousinioris – Chief Legal and Compliance Officer

John Kousinioris is responsible for directing TransAlta’s legal affairs, regulatory compliance and governance matters.

Prior to joining TransAlta, Mr. Kousinioris was a partner and co-head of the corporate commercial department at Bennett Jones LLP.  He has over 20 years of experience in securities law, mergers and acquisitions and corporate governance matters, and has represented clients in some of Canada’s largest public offerings and merger transactions.

Mr. Kousinioris has a Bachelor of Arts degree from the University of Western Ontario, a Masters of Business Administration degree from York University and a Bachelor of Laws degree from Osgoode Hall Law School at York University.

Compensation	2013 ($ 000)	2012 ($ 000)	2011 ($ 000)	2010 ($ 000)	2009 ($ 000)
Fixed:
Base Salary Paid(1)	$475	$40	N/A	N/A	N/A
Perquisites	$26	$1
Variable:
AIC(2)	$151	$0
MTI	$0	$0
PSOP	$0	$0
Total Direct Compensation(3)	$902	$41
Change from previous year(4)	N/A	-
Target Total Direct Compensation	$1,332	$1,332
Change from previous year	0%	-

Ownership as of March 5, 2014	Minimum Ownership Level	Minimum Ownership Value	Total Ownership Value	Total Ownership as Multiple of Base Salary
17,086	68,345	$949,996	$237,495	0.50

Notes:

(1)                    Actual annual base salary received during the year. Mr. Kousinioris joined the Company on December 3, 2012.

(2)                    Actual annual incentive bonus received for the performance year.

(3)                    Total Direct Compensation for 2013 includes a one-time signing bonus of $500,000 paid 50% in January 2013 and 50% paid in January 2014.

(4)                    Due to the limited time worked in 2012, change from previous year is not applicable in this situation.

76	TransAlta Corporation 2014 Management Proxy Circular

The following table summarizes Mr. Kousinioris’ actual performance for the 2013 AIC and details the incentive earned against each goal:

	TARGET			ACTUAL
2013 Corporate / Individual Goals	Target	% of base pay at Target	Actual	% Achieved	% of base pay Actual
Corporate Goals
Funds from operations	$830m(1)	15.000%	$729	0%	0.000%
Free cash flow	$480m(1)	7.500%	$387(2)	60%	4.500%
Availability	91%	7.500%	90.8%(3)	95%	7.125%
Individual Goals		20.000%		100%	20.000%
Overall Achievement
Target % AIC Awarded		50.000%			31.625%

Notes:

(1)                “m”- denotes millions.

(2)                Free Cash Flow is measured as FFO less sustaining capital (excludes payments to non-controlling interests and dividends on preferred shares).

(3)                Availability adjusted for Keephills 1 force majeure and Centralia outage extension.

From the bonus amount payable, 60% is based on corporate goals and the remaining 40% is based on Mr. Kousinioris individual performance with respect to his personal goals.    The HRC, taking into account input from the CEO, determined that Mr. Kousinioris’ individual performance was at 100%, resulting in an equivalent factor of 20.0% of the individual performance portion.  As such, the annual incentive award to Mr. Kousinioris for 2013, recommended by the HRC to the Board and approved in February 2014, was 31.6% of base pay or 63.3% of target.  Details of the individual annual incentive amount for 2013 are provided in column “f” of the “Summary Compensation Table”.

Due to the fact that Mr. Kousinioris commenced employment with TransAlta on December 3, 2012, he did not receive any PSOP grant upon appointment.  Instead, Mr. Kousinioris received a sign on bonus of $500,000 payable in two tranches, January 2013 and January 2014.

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PERFORMANCE GRAPH

This graph and table compare the return on the Company’s common shares for the period 2008 through 2013, assuming a $100 initial investment at December 31, 2008, with all dividends reinvested, to the cumulative returns for the same investment in respect of the S&P/TSX Composite Index.

	31-Dec-08	31-Dec-09	31-Dec-10	31-Dec-11	31-Dec-12	31-Dec-13
TransAlta	$100	$77	$73	$77	$59	$57
S&P/TSX Composite	$100	$85	$97	$86	$89	$98

Executive compensation, and particularly that of the CEO, is heavily weighted towards at-risk compensation, thereby recognizing the importance of paying for performance.  Our compensation program is designed to encourage executive performance toward the achievement of shareholder value as measured by TSR.  The HRC has confidence that the CEO, with her executive team, will successfully lead TransAlta to deliver on its long-term strategy and to generate sustainable value for the Company and its shareholders.

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SUMMARY COMPENSATION TABLE

The following table sets forth the annual compensation received by the NEOs during the 2013, 2012 and 2011 financial years.  For a description of the plans and programs addressed in this table, you may refer to the section above entitled “Compensation Discussion and Analysis” or for retirement arrangements you may refer to the section below entitled “Retirement Plan Benefits”.

			Share Based Awards(5),(6)	Option Based	Non-equity Incentive Plan Compensation ($) (9) (f)		Pension	All Other	Total
Name and Principal Position (a)	Year (b)	Salary ($) (c)	(7) ($) (d)	Awards ($) (e)	Annual Incentive Plan (8)	Long-term Incentive Plans (10)	Value ($) (g) (11)	Compensation ($) (h) (12)	Compensation ($) (i)
D.L. Farrell (1)	2013	950,000	2,090,038	0	421,088	0	423,800	70,000	3,954,926
President and Chief	2012	949,722	3,040,543	0	688,275	0	910,400	70,000	5,658,940
Executive Officer	2011	797,500	1,105,088	0	555,010	0	535,700	26,000	3,019,298

B.M. Gellner (2)	2013	500,000	1,624,946	0	188,500	0	151,800	26,000	2,491,246
Chief Investment	2012	500,000	625,345	0	257,250	0	131,400	26,000	1,539,995
Officer and Chief	2011	433,333	500,198	0	227,662	0	217,700	26,000	1,404,893
Financial Officer

K.S. Stickland	2013	500,000	625,061	0	108,500	0	98,800	26,000	1,358,361
Chief Business	2012	500,000	500,276	0	238,500	0	46,400	26,000	1,311,176
Development	2011	466,667	500,198	0	231,554	0	321,700	26,000	1,546,119
Officer
P.H.E. Taylor (3)	2013	466,146	0	0	193,684	0	219,800	698,122	1,577,752
President, U.S.	2012	391,667	0	0	315,756	0	209,400	692,017	1,608,840
Operations and	2011	245,448	0	0	111,640	0	60,700	101,835	519,623
EVP, Canadian Coal
J.H. Kousinioris (4)	2013	475,000	593,762	0	150,575	0	166,800	276,000	1,662,137
Chief Legal and	2012	39,583	0	0	0	0	17,000	1,333	57,916
Compliance Officer	2011	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)           Effective January 2, 2012, Mrs. Farrell was appointed as President and CEO of the Company.

(2)           Mr. Gellner was promoted to CFO on June 18, 2010 and became Chief Investment Officer and Chief Financial Officer on August 20, 2013.

(3)           Mr. Taylor joined the Company in April, 2011 and took on additional responsibilities for the Canadian Coal fleet in August, 2013.  Mr. Taylor is paid in USD which, for the purposes of this report is reported at par to CAD.

(4)           Mr. Kousinioris joined the Company on December 3, 2012.

(5)           Amounts in column (d) relate to the aggregate of the grant date fair value of shares granted under the PSOP (2011 and 2012) and units granted under the MTIP (2013) in each year reported.

·     MTIP amounts reported in 2013 were based on the grant of units issued on January 1, 2013 for the period 2013 to 2015, using the closing price of the common shares on the TSX on December 31, 2012 of $15.12.

·     PSOP amounts reported in 2012 were based on the grant of units issued on January 1, 2012 for the period 2012 to 2014, using the closing price of the common shares on the TSX on December 31, 2011 of $21.02.

·     PSOP amounts reported in 2011 were based on the grant of units issued on January 1, 2011 for the period 2011 to 2013, using the closing price of the common shares on the TSX on December 31, 2010 of $21.15.

The grant date fair values of the PSOP awards differ from the fair values determined in accordance with IFRS 2 Share-based Payment. For financial statement purposes, the accounting fair value is adjusted to the period-end closing price of the common shares on the TSX, and is amortized over the periods in which the grants are earned. For a discussion of the assumptions made in the valuation of the awards, see the “Long-Term Incentive Plan — Performance Share Ownership (PSOP)” section.

(6)           Mrs. Farrell’s 2012 Share Award value includes $1,425,000 in respect of a one-time grant of PSOPs and RSUs as a result of her promotion to CEO.

(7)           Mr. Gellner’s 2013 Share Award value includes $750,000 in respect of a one-time grant of PSUs and RSUs.

(8)           Amounts reported in column (f) relate to cash payments made under the AIC as well as the value of Mr. Taylor’s retention incentive.

(9)           Annual Incentive Plan amounts reported in 2013, 2012 and 2011 relate to the performance level achieved in each of those years against the AIC goals.

(10)       No long-term non-equity incentive plan payments were made to the NEOs in 2011, 2012 or 2013.

(11)       Amounts in column (g) are the sum of the compensatory amounts related to the Defined Contribution Pension Plan, and the defined benefit Supplemental Pension Plan.

(12)       Amounts in column (h) relate to car allowances and annual perquisite allowance.  For Mr. Taylor, column (h) includes the $500,000 retention incentive paid to him in 2012 and 2013 respectively and also includes the value of accommodations in Calgary, Alberta and Olympia, Washington as well as a living allowance.  Mr. Taylor received a one-time discretionary bonus of $50,000 in 2011 which is also reported under column (h).  Mr. Taylor’s relocation expenses of $29,166 relating to his move to Washington State in 2011 has been excluded.  For Mr. Kousinioris, column (h) also includes a sign-on bonus of $250,000 in 2013.

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OTHER REQUIRED DISCLOSURE

INCENTIVE PLAN AWARDS - OUTSTANDING SHARE AWARDS

The following table details all equity-based compensation which has been granted to the NEOs as at December 31, 2013 and that vests in future years.

	SHARE-BASED AWARDS
			Number of shares or units of shares that have not vested(1)		Market or payout value of share awards that have not vested(2 ($)		Market or Payout Value of Vested share-based awards that have not yet been paid out or distributed [aggregate market value or payout
Name	Grant Date	Vesting Date	PSOPs/PSUs	RSUs	PSOPs/PSUs	RSUs	value] ($)

D.L. Farrell	Jan. 1, 2013	Dec. 31, 2015	92,150	48,974	$1,242,182	$660,170	0
	Jan. 1, 2012	Dec. 31, 2014	110,750	38,625	$1,492,910	$520,665	0
Total			202,900	87,599	$2,735,092	$1,180,835	0

B.M. Gellner	Jan. 1, 2013	Dec. 31, 2015	63,380	46,859	$854,362	$631,659	0
	Jan. 1, 2012	Dec. 31, 2014	23,650	0	$318,802	$0	0
Total			87,030	46,859	$1,173,164	$631,659	0

K.S. Stickland	Jan. 1, 2013	Dec. 31, 2015	27,560	14,645	$371,509	$197,415	0
	Jan. 1, 2012	Dec. 31, 2014	23,650	0	$318,802	$0	0
Total			51,210	14,645	$690,311	$197,415	0

P.H.E Taylor(3)	Jan. 1, 2013	Dec. 31, 2015	0	0	$0	$0	0
	Jan. 1, 2012	Dec. 31, 2014	0	0	$0	$0	0
Total			0	0	$0	$0	0

J.H. Kousinioris	Jan. 1, 2013	Dec. 31, 2015	26,180	13,912	$352,906	$187,534	0
-	-	-	-				-
Total			26,180	13,912	$352,906	$187,534	0

Notes:

(1)                 This number shows PSU and RSU grants made to the NEOs in 2013 for the performance period 2013 to 2015 and PSOP grants made to the NEOs in 2012 for the performance period 2012 to 2014 assuming performance results at target level.  Actual PSU and PSOP awards may range from 0% to 200% based on actual performance.  The number of RSUs include accumulated dividend equivalents.  The 2012 numbers for Mrs. Farrell also include the one-time CEO promotion long-term incentive grant of $1,425,000 which was allocated 50% in the form of PSOP units and 50% in the form of RSUs.  The 2013 numbers for Mr. Gellner include a one-time retention long-term incentive grant of $750,000 which was allocated 50% in the form of PSUs and 50% in the form of RSUs.

(2)                 The values included in this table are calculated using the closing price of a TransAlta common share on the TSX on December 31, 2013 (the last trading day of 2013) of $13.48.

(3)                 Mr. Taylor’s fixed term employment agreement excludes the granting of equity or equity-based compensation awards.  All grants awarded to Mr. Taylor in prior years were relinquished upon execution of his fixed-term employment agreement.

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INCENTIVE PLAN AWARDS – VALUE VESTED DURING THE YEAR

The following table sets forth all variable compensation including equity-based and non-equity-based compensation that vested to the NEOs in 2013.

	Share Based Awards – value vested during the year		Non-equity Incentive Plan compensation – value earned during the year
Name	PSOPs(1) ($)	RSUs ($)	AIC(2) ($)	MTI ($)

D.L. Farrell	0	0	421,088	0

B.M. Gellner	0	0	188,500	0

K.S. Stickland	0	0	108,500	0

P.H.E. Taylor(3)	–	0	193,684	500,000 (3)

J.H. Kousinioris	–	0	150,575	250,000 (3)

Notes:

(1)                As the Company did not meet the metrics under the PSOP plan for the 2011 to 2013 grant, no amount was payable.

(2)                The amounts disclosed in this column relate to payments made with respect to 2013 under the AIC and are also included in column (f) of the “Summary Compensation Table”.

(3)                The amount in this column includes a $500,000 retention incentive award payable under Mr. Taylor’s fixed term employment agreement in lieu of MTI and LTIP awards and a $250,000 signing bonus for Mr. Kousinioris.

TOTAL VALUE OF EQUITY HOLDINGS AT MARCH 5, 2014

	Total Value of Equity Holdings
Name	Value of Shares Owned (1) ($)	Value of Vested (but unpaid) and Unvested RSUs (1,2) ($)	Value of DSUs (3) ($)	Total ($)

D.L. Farrell	1,431,980	1,832,114	0	3,264,094

B.M. Gellner	729,046	998,396	0	1,727,442

K.S. Stickland	1,073,459	394,695	0	1,468,154

P.H.E. Taylor(4)	5,452	0	0	5,452

J.H. Kousinioris	0	374,979	0	374,979

Notes:

(1)                Based on the closing price of the common shares of the Company on the TSX on March 5, 2014 of $12.98.

(2)                Value of Unvested RSUs includes the value of dividend equivalent units allocated under the terms of the plan.

(3)                This column does not include the value of Mrs. Farrell’s DSUs for her 2013 AIC which she elected to receive as DSUs.

(4)                As part of Mr. Taylor’s fixed term employment agreement, he does not participate in the Company’s equity incentive plan nor is he subject to the share ownership requirements plan for executives.

RETIREMENT PLAN BENEFITS

All employees, including the NEOs, participate in a defined contribution plan registered under the Income Tax Act (Canada) and the Alberta Employment Pension Plans Act.  All employees who have pensionable earnings over the Income Tax Act (Canada) ceiling of approximately $218,000 per year participate in our defined benefit, non-registered supplementary retirement program.  Retirement benefits provided by the defined contribution plan (the “DC Plan”) and the defined benefit plan (the “Supplemental Pension Plan”) are summarized below.

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Defined Contribution Plan

Our DC Plan is a non-contributory plan.  On behalf of employees, we contribute ten per cent of employees’ pensionable earnings (base pay and annual incentive payment) to the plan.  In 2013, the maximum annual contribution was $21,843 (90% of the CRA maximum).  Contributions are deposited to individual employee / member accounts and invested in accordance with their investment direction.  Account balances grow with investment earnings and contributions.  A member, who leaves the Company prior to age 55, and after completing two years of service, is eligible to transfer their account balance to a personal, locked-in account.  Members are eligible to retire after attaining age 55 and completing two years of service.

The following table details the accumulated value of each NEOs DC Plan contributions as at December 31, 2013:

Name	Accumulated value at start of year ($)	Compensatory ($)	Non- Compensatory ($)	Accumulated value at year end ($)

D.L. Farrell	143,752	21,843	28,180	193,775

B.M. Gellner	112,254	21,843	22,818	156,915

K.S. Stickland	292,294	21,843	59,156	373,293

P.H.E. Taylor	45,444	21,843	10,884	78,171

J.H. Kousinioris	3,979	21,843	3,405	29,227

Supplemental Pension Plan - Defined Benefit Plan (“SPP”)

To compensate employees who are affected by the pension limits imposed under the Income Tax Act (Canada), and by the cap on pensionable earnings under the DC Plan, we have adopted a SPP.  The SPP is a non-contributory plan and is funded by the Company.

The SPP provides a defined benefit pension for each year of credited service equal to two per cent of the final average pensionable earnings (base pay and annual incentive payment) in excess of the average DC Plan pensionable earnings limit.  Final average pensionable earnings are calculated as the highest five-year average in the member’s last ten years of employment.

Members are eligible to retire after attaining age 55 and completing two years of service.  Members who retire on or after the earlier of age 60 or attaining a combination of service years plus age totaling 85 receive an unreduced monthly pension.  Other retiring members receive a monthly pension that is reduced by 5/12 of 1% for each month that their early retirement date precedes their unreduced retirement date.  A member, who leaves the Company prior to age 55, and after completing two years of service, is eligible to receive a deferred monthly pension.  Pensions are payable for the member’s lifetime, and at least sixty monthly payments are guaranteed.  Members may select an optional form of payment.  If the member is a U.S. tax payer, he or she is required to select an optional form.

The SPP has a provision allowing for additional years of pensionable service to be credited to mid-career hires at the discretion of our pension committee.  Although the plan allows for this additional service to be granted, the HRC has determined not to exercise this discretion.  Our Chief Business Development Officer, Mr. Stickland, was granted eight additional years of pensionable service as part of the terms of employment at his time of hire in 2001.  No hires since that time have received this additional service upon hire.

Pension payments are increased by two per cent per annum every January 1 after a member is first eligible for an unreduced pension.  The first increase is prorated based on the number of months since the member reached the eligibility date, or the number of months the member has been retired, if less.

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The following table details the estimated value to the NEOs under the SPP as of December 31, 2013, and shows our accrued obligation as of that date.

		Annual Benefits Payable ($)
Name	Number of years credited service (#)	At year end	At age 65	Accrued obligation at start of year ($)	Compensatory ($)	Non- Compensatory ($)	Accrued obligation at year end ($)

D.L. Farrell	6.42	136,000	374,000	2,819,000	402,000	(29,000)	3,192,000

B.M. Gellner	5.33	43,000	161,000	709,000	130,000	(25,000)	814,000

K.S. Stickland	20.92	208,000	258,000	3,506,000	77,000	51,000	3,634,000

P.H.E. Taylor	2.42	24,000	83,000	249,000	198,000	13,000	460,000

J.H. Kousinioris	1.08	9,000	137,000	13,000	145,000	(6,000)	152,000

Assumptions:

·       An annual discount rate of 4.50% in measuring the accrued pension liability at December 31, 2013;

·       A rate of salary scale increase of 3.00% before taking into account the limits on final average earnings;

·       Assumed retirement rates reflecting TransAlta’s Pension Plan experience; and

·      A rate of escalation of DC earnings limits applied 2.50% used in determining final average pensionable earnings under the SPP.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Our NEOs are subject to the same terms and conditions as all other employees of the Company for voluntary termination, retirement or permanent disability, and termination for cause.  The terms are as follows:

Voluntary or Termination for Cause

In the event of termination for cause, an employee receives payment of any outstanding base pay and payment in lieu of any unused accrued vacation up to the last day of work.  No other compensation is paid.

Retirement or Permanent Disability or Death

In the event of retirement or permanent disability or death, in addition to receiving base pay, and payment in lieu of any unused accrued vacation, an employee receives the following:

·                  payment of AIC at target, prorated from the beginning of the year to the date of retirement, permanent disability or death;

·                  payment of MTI at target, prorated to the date of retirement, permanent disability or death;

·                  compensation in lieu of PSOPs, based on the last PSOP award performance, prorated to December 31 of the year prior to the year in which retirement, permanent disability or death takes place;

·                  compensation in lieu of RSUs, based on the number of RSUs held and prorated as to the percent of grant period elapsed on the date of retirement, permanent disability or death; and

·                  compensation in lieu of PSUs, based on the number of PSUs held and the last PSU award performance and prorated as to the percent of grant period elapsed on the date of retirement, permanent disability of death.

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EXECUTIVE ARRANGEMENTS

In keeping with market practice for senior-level positions within the Comparator Group, we have entered into individual agreements with the NEOs which provide payments over and above our standard policies in the event of involuntary termination and termination in the event of a change of control.  The agreements provide as follows:

Involuntary Termination

The following lump sum payments will be made to the Executive instead of our standard policies:

·	an amount equal to twenty four months base salary for the CEO, eighteen months for the CFO and Mr. Kousinioris and twelve months for Mr. Taylor;
·	an amount equal to twenty four months annual incentive compensation at target for the CEO, eighteen months for the CFO and Mr. Kousinioris and twelve months for Mr. Taylor;
·	an amount equal to twenty four months medium-term incentive compensation at target for the CEO and eighteen months for the CFO and Mr. Kousinioris;
·

PSOP compensation granted to the CEO to be vested and paid at maximum, Mr. Gellner is subject to the plan provisions while Mr. Taylor and Mr. Kousinioris do not participate in the PSOP plan. The PSOP was suspended not long following Mr. Kousinioris joining the Company and as for Mr. Taylor PSOP grants do not form part of his fixed term employment agreement;

·	MTIP compensation for the CEO vests at 100%, and MTIP compensation for Mr. Gellner and Mr. Kousinioris is based on the plan provisions. As for Mr. Taylor he does not participate in the plan; and
·

Mr. Taylor is entitled to full payment of the unpaid retention incentive award that would otherwise be due upon the expiry of his fixed term employment agreement with the Company on March 31, 2014, which payment is in lieu of any MTI or PSOP entitlement. Mr. Kousinioris would also have been entitled to the second tranche of his sign on bonus of $250,000, which was paid in January 2014.

Mr. Stickland does not have an agreement with respect to involuntary termination.

Under the agreements, following an involuntary termination, the Executive may not use or disclose any information about the Company that is confidential, without our consent except as required by law, and will not for one year after termination, directly or indirectly solicit or entice away any of our or our employees, consultants, clients or customers.

The following table outlines estimated payments to our Executives upon involuntary termination as at December 31, 2013:

Name	Severance Period (# of months)	Amount of Base Pay ($)	Annual Incentive Calculated at Target ($)	Benefits ($)	Additional Pension Value ($) (1)	PSOP/MTIP Value ($)(2)	Other ($) (3)	Total ($)
D.L. Farrell	24	1,900,000	1,710,000	418,000	1,504,000	6,878,844	2,534,402	14,945,246
B.M. Gellner	18	750,000	375,000	120,000	332,000	284,787	648,067	2,509,854
K.S. Stickland(4)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
P.H.E. Taylor	12	500,000	375,000	0	278,000	0	1,000,000	2,153,000
J.H. Kousinioris	18	712,500	356,250	114,000	217,000	0	250,000	1,649,750
Total		3,862,500	2,816,250	652,000	2,331,000	7,163,631	4,432,469	21,257,850

Notes:

(1)	Amounts in this column are the sum of the compensatory amount related to the DC Plan, and the SPP, and include the value of pensionable service credits for the severance period.
(2)

With the exception of Mrs. Farrell’s, and as defined in the PSOP, the number of PSOPs included in this column has been calculated using the relative TSR percentile achieved for the period 2011 to 2013 of less than 25th, and based on 66.7% of target award for the period 2012 to 2014. This column also includes PSUs, as defined in the Share Unit Plan, based on 33.3% of target award for the period 2013 – 2015. The amounts have been calculated using the closing price of the common shares of the Company on December 31, 2013 (the last trading day of 2013) of $13.48.

(3)	Includes compensation in lieu of MTI and RSU plan participation. The amounts in this column for Mr. Taylor and Mr. Kousinioris reflect the payment obligation for the unpaid retention incentive award.
(4)	Mr. Stickland does not have an agreement with respect to involuntary termination.

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Termination in the Event of a Change of Control

Change of Control agreements are in place with each of the NEOs.  The agreements incorporate a “double trigger”, whereby in the event of a Change of Control and upon termination of employment or constructive dismissal (as defined in the agreement), the NEO will have the right to receive the equivalent of twenty-four months of compensation.  This agreement applies to all NEOs with the exception of Messrs. Taylor and Stickland.  Under Mr. Taylor’s fixed term agreement, he will have the right to receive twelve months of compensation.  Mr. Stickland was granted a change of control agreement upon hire in 2001 which includes a “single trigger” and which provides for a mixture of base pay and certain of the variable compensation plans to provide for up to three years of compensation payable should he be subject to a change of control.  Mr. Stickland retired from the Company effective February 1, 2014.  No other single trigger agreement remains for any of the Company’s NEOs.

The Change of Control agreements in place for the CEO and other NEOs (which include a double trigger, a change of control and a termination without cause) are designed to compensate the individuals as they would be compensated at common-law upon a termination of employment without cause.  The agreements provide as follows:

·	an amount equal to two times base pay for all NEOs (one times base pay only for Mr. Taylor);
·	an amount equal to two times the annual incentive bonus payable at target performance (one times for Mr. Taylor);
·	outstanding MTI payout amounts in accordance with the MTI plan terms;
·	PSOP compensation calculated at the maximum number of units achievable under outstanding grants for those who participate in the plan;
·

full payment to Mr. Taylor of the unpaid retention incentive award that would otherwise be due upon the expiry of his fixed term employment agreement with the Company on March 31, 2014 as well as full payment of Mr. Kousinioris’ second portion of his sign on bonus, which was paid in January 2014.

·	a cash amount payable as a retiring allowance equal to two years of additional contributions to the Company’s DC Plan and two years’ service credit under the SPP;
·	reimbursement up to $10,000 for expenses incurred in obtaining financial or tax advice; and
·	payment for outplacement services if requested.

Under the agreements, following termination due to a change of control, the NEO may not use or disclose any information about the Company that is confidential, without our consent or as required by law, and will not for one year after termination, directly or indirectly solicit or entice away any of our or our subsidiaries’ employees, consultants, clients or customers.

The following table outlines illustrative payments payable to the NEO should a change of control have occurred on December 31, 2013:

Name	Severance Period (# of months)	Base Pay ($)	Annual Incentive at Target ($)	Benefits ($)	Pension Plan Amounts ($) (1)	Accelerated PSOP/MTIP Value ($) (2)	Other Payments ($) (3)	Total ($)
D.L. Farrell	24	1,900,000	1,710,000	418,000	1,504,000	6,878,844	2,534,402	14,945,246
B.M. Gellner	24	1,000,000	500,000	160,000	446,000	3,148,389	1,215,109	6,469,498
K.S. Stickland	36/24 (4)	1,500,000	500,000	240,000	481,000	1,279,252	0	4,000,252
P.H.E. Taylor	12	500,000	375,000	0	278,000	0	1,000,000	2,153,000
J.H. Kousinioris	24	950,000	475,000	152,000	287,000	201,448	250,000	2,315,448
Total		5,850,000	3,560,000	970,000	2,996,000	11,507,933	4,999,511	29,883,444

Notes:

(1)	Amounts in this column are the sum of the compensatory amount related to the DC Plan, and the SPP, and include the value of additional pensionable service credits for the severance period.
(2)	Amounts in this column have been calculated based on the terms of the executives’ agreements related to PSOP.
(3)

Includes compensation in lieu of MTI and RSU plan participation. Mr. Stickland’s Change of Control agreement does not provide for compensation under our MTI, PSU or RSU plans. The amounts in this column for Mr. Taylor and Mr. Kousinioris reflect the payment obligation for the unpaid retention incentive award.

(4)	In the case of a change of control, Mr. Stickland’s base pay compensation is payable over 36 months and his annual incentive compensation is payable over 24 months.

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EMPLOYEE SHARE OPTION PLAN

We have an employee share option plan which forms part of the incentive compensation program for employees below the level of manager.  The plan provides for grants of 500 options to full-time employees and 250 options to part-time employees from time to time.  Executives and directors do not participate in this plan.  The HRC approves the granting of stock options, and the aggregate number of options that may be issued pursuant to the plan which will not exceed the maximum number of shares the Company has allocated under the plan.  The term of each option is 10 years, and the options vest on a schedule of 25% per year over a period of four years.

No options have been granted under the share option plan since 2010.  The Company granted 500 options to each full-time employee and 250 options to each part-time employee, below the level of manager, in 2010 and 2008.  Options are granted to employees in Canada and the U.S. and are priced in accordance with the provisions of the plan in the currency where the employee works.

In the case of termination of employment for any other reason except for cause, the employee may continue to exercise any outstanding options; to the extent they were exercisable on the date of termination, for sixty days following termination or until the normal expiry date of the options, if earlier.  In the case of retirement, the employee may continue to exercise any outstanding options, to the extent they were exercisable on the date of termination, for one year following retirement or until the normal expiry date of the options, if earlier.

There were 500 options exercised in 2013 which comprises 0.000019% of total common shares issued and outstanding as at December 31, 2013.

EQUITY COMPENSATION PLAN INFORMATION AS AT DECEMBER 31, 2013

At December 31, 2013, there were 1.4 million options to purchase shares outstanding, of which 1.25 million were exercisable, as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders
Share Option Plan	1.40 million (1)	$25.35 (3)	5,003,975
PSOP	1.55 million (2)		4,891,820
Total	2.95 million		9,895,795

Notes:

(1)	Outstanding under the Option Plan for both Canadian and U.S. participants.
(2)	Outstanding under the PSOP for Period 16 (2012 – 2014) at a maximum payout level. There was no award for Period 15 (2011-2013).
(3)	Weighted-average exercise price of shares outstanding under the Share Option Plan.

EMPLOYEE SHARE PURCHASE PLAN

In April 2000 we implemented an Employee Share Purchase Plan, which provides an interest-free loan for employees(below the Vice-President level) the opportunity to purchase common shares of the Company on the open market.  Senior management, including all Executives, cannot participate in this plan.  Loans provided to employees under this plan cannot exceed 30% of their annual base salary.  In the case of a termination of employment, the employee has sixty days to settle his/her account.

As at December 31, 2013, 1.38 million shares had been purchased by employees under this plan.

LOANS TO DIRECTORS AND OFFICERS

We do not make loans to our directors and officers.  Therefore, no loans were outstanding to our directors and officers in 2013.

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DIRECTORS AND OFFICERS INSURANCE

We have directors and officers liability insurance, with an annual aggregate policy limit of US$150 million for all directors and officers of the Company and its subsidiaries.  In 2013, the annual cost of this coverage was approximately US$646,000 and was paid by the Company.  Directors and officers are not subject to any deductible in respect of amounts which may be paid on their behalf under this policy.  We are reimbursed for payments made under the corporate indemnity provisions, subject to a deductible of US$4 million with respect to those insured losses.

DIRECTOR APPROVAL

The contents of the Proxy Circular and the sending thereof to each shareholder, whose proxy is solicited, to Ernst & Young LLP and to the appropriate governmental agencies, have been approved by the Board.

By the order of the Board of Directors

Calgary, Alberta March 10, 2014	Maryse C. St.-Laurent Vice-President and Corporate Secretary

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APPENDIX “A”

TRANSALTA CORPORATION

(the “Corporation”)

AMENDED AND RESTATED BY-LAW No. 1

A By-law to regulate the business and affairs of TransAlta Corporation

ARTICLE 1
INTERPRETATION

1.1                               In this By-law and all other by-laws and resolutions of the Corporation, unless the context otherwise requires:

(a)                                 the following terms shall have the meanings specified:

(i)                                     “Act” means the Canada Business Corporations Act or any statute which may be substituted therefore, including the regulations thereunder, as amended from time to time;

(ii)                                  “Articles” means the Articles of Amalgamation of the Corporation as amended or restated from time to time;

(iii)                               “Board” means the Board of Directors of the Corporation;

(iv)                              “Corporation” means TransAlta Corporation;

(v)                                 “Director” means a member of the Board;

(vi)                              “meeting of shareholders” means any meeting of shareholders, including any meeting of holders of one or more classes of series of shares; and

(vii)                           “Officer” means an officer of the Corporation;

(b)                                 terms used herein that are defined in the Act shall have the meanings given to those terms in the Act; and

(c)                                words importing the masculine gender shall include the feminine and neuter genders, and words importing the singular number shall include the plural number, and vice versa.

1.2                               CONFLICT WITH THE ACT OR THE ARTICLES

To the extent of any conflict between the provisions of this By-law and the provisions of the Act or the Articles, the provisions of the Act or the Articles shall govern.

1.3                               HEADINGS AND SECTIONS

The headings used throughout this By-law are inserted for convenience of reference only and are not to be used as an aid in the interpretation of this By-law.  “Section” followed by a number means or refers to the specified section of this By-law.

1.4                               INVALIDITY OF ANY PROVISION OF BY-LAWS

The invalidity or unenforceability of any provision of this By-law shall not affect the validity or enforceability of the remaining provisions of this By-law.

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ARTICLE 2
MEETINGS OF SHAREHOLDERS

2.1                               ANNUAL AND SPECIAL MEETINGS

The Board shall call an annual meeting of shareholders not later than 15 months after the holding of the last preceding annual meeting. The Board may at any time call a special meeting of shareholders.

2.2                               PLACE OF MEETINGS

Each meeting of shareholders shall be held in the City of Calgary, in the Province of Alberta, or at such other place within or outside Canada as the Board may determine.

2.3                               NOTICE OF MEETINGS

Notice in writing (or by electronic means as permitted by, and in accordance with, the Act) of the time and place of each meeting of shareholders shall be sent to each shareholder entitled to vote at the meeting, to each Director and to the auditors of the Corporation. The accidental omission to give any notice to any shareholder or the non-receipt of any notice by any such shareholder or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon. The foregoing shall not be construed so as to limit the manner or effect of giving notice by any other means of communication otherwise permitted by law.

2.4                               QUORUM

At any meeting of shareholders, a quorum for the transaction of business shall consist of at least two persons holding or representing by proxy not less than 25 per cent of the outstanding shares of the Corporation entitled to be voted at the meeting. If a quorum is not present at the opening of any meeting of shareholders, the holders present in person or representing by proxy a majority of the shares represented at the meeting may adjourn the meeting to a fixed time and place, but no other business may be transacted. Those shareholders present at any duly adjourned meeting shall constitute a quorum.

2.5                               CHAIRMAN, SECRETARY AND SCRUTINEERS

The chairman of the Board or, if he is not present, the president or, in the absence of both of them, a Director designated by the Board shall act as chairman at each meeting of shareholders. If no such Officer or Director is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their members to be chairman. The secretary of the Corporation, or, in his absence, such other person as the chairman of the meeting may appoint, shall act as secretary of the meeting, if desired, one or more scrutineers who need not be shareholders, may be appointed by the chairman. The chairman of any meeting of shareholders may with the consent of the meeting adjourn the same from time to time and place to place.

2.6                               VOTING

Voting at any meeting of shareholders shall be by a show of hands except where, either before or after a show of hands, a ballot is required by the chairman of the meeting or is requested by any two persons present and entitled to vote at the meeting. On a show of hands, each person present and entitled to vote at the meeting shall have one vote. On a ballot, each shareholder present in person or represented by proxy at the meeting and entitled to vote thereafter shall have such vote as prescribed by the Articles. Any ballot shall be taken in such manner as the chairman of the meeting directs. In case of an equality of votes at any meeting of shareholders either upon a show of hands or upon a ballot, the chairman of the meeting shall not be entitled to a second or casting vote. A declaration by the chairman that a resolution has, either on a show of hands or on a ballot, been carried or carried by a particular majority or lost or not carried by a particular majority shall be conclusive and an entry to that effect in the minutes of the meeting shall be conclusive evidence thereof, and proof of the number or proportion of the votes, recorded in favour of or against such resolution shall not be necessary.

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2.7                               PARTICIPATION IN MEETING BY ELECTRONIC MEANS

Any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the Act, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility.  A person participating in a meeting by such means shall be deemed to be present at the meeting.

2.8                               ELECTRONIC VOTING

Notwithstanding Section 2.6, any vote referred to in Section 2.6 may be held, in accordance with the Act, partially or entirely by means of a telephonic, electronic or other communication facility, if the Corporation has made available such a facility.

Any person participating in a meeting of shareholders under Section 2.7 and entitled to vote at the meeting may vote, in accordance with the Act by means of the telephonic, electronic or other communication facility that the Corporation has made available for such purpose.

2.9                               DIVIDENDS

The mailing or other transmission to any shareholder of the Corporation, at his address as recorded in the Corporation’s share register, of a cheque payable to his order for the amount of any dividend payable in cash shall discharge the Corporation’s liability for the dividend to the extent of the amount of the cheque plus ,the amount of any tax which the Corporation has properly withheld, unless the cheque is not paid on due presentation.

2.10                        NON-RECEIPT OF CHEQUES

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Board may from time to time prescribe, whether generally or in any particular case.  No dividend shall bear interest against the Corporation.

2.11                        UNCLAIMED DIVIDENDS

No shareholder shall be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a cheque that has not been duly presented to a banker of the Corporation for payment or that otherwise remains unclaimed for a period of 6 years from the date on which it was payable and any such unclaimed dividend shall be forfeited and shall revert to the Corporation.

ARTICLE 3
DIRECTORS

3.1                               NUMBER OF DIRECTORS AND COMMITTEES THEREOF

The Board shall consist of the number of Directors provided in the articles, or, if a minimum number and a maximum number of Directors is so provided, the number of Directors of the Corporation shall be determined from time to time by resolution of the Directors.

Subject to the Act, the Board may appoint one or more committees of the Board, however designated, and delegate to any such committee any of the powers of the Board.  Notwithstanding the foregoing, the Board shall appoint an Audit Committee, shall, comply with the applicable legislation, rules, policies or regulations.

3.2                               CALLING AND NOTICE OF MEETINGS

Meetings of the Board or its Committees shall be held from time to time and at such place as, in the case of meetings of the Board, the chairman of the Board, the president, a vice-president who is a Director, any two Directors, or the secretary, on the direction of any of the foregoing, may determine and, in the case of meetings of committees, as the chairman of the committee or any

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two members of the committee or the secretary, on the direction of any of the foregoing, may determine. Notice of every meeting so called shall be given to each required Director not less than 48 hours before the time when the meeting is to be held: provided that meetings of the Board or its committees may be held without formal notice if all of the Directors required to be present are present and do not object to notice not having been given or if those absent waive notice in any manner before or after the meeting. In addition, the Board or the applicable committee may by resolution appoint a day or days in any month or months for regular meetings of the Board or the respective committee at a place and hour to be named. A copy of any resolution of the Board or the applicable committee fixing the place and time of regular meetings of the Board or the committee shall be sent to each applicable Director forthwith after being passed.

The powers of the Board or any committee of the Board may be exercised by resolution in writing signed by Directors or all the members of such committee who would have been entitled to vote on that resolution at a meeting.

3.3                               FIRST MEETING OF NEW BOARD OF DIRECTORS

Provided a quorum of Directors is present, each newly elected Board may hold its first meeting without notice immediately following the meeting of shareholders at which such Board is elected.

3.4                               PRESIDING OFFICER

The chairman of the Board or, if he is not present, the president, or in the absence of both of them, a Director designated by the Board shall act as chairman at each meeting of the Board.

3.5                               QUORUM AND VOTING

At meetings of the Board or its committees, a majority of the Directors shall form a quorum for the transaction of business. Every question shall be decided by a majority of the votes cast on the question and in the case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote.

Each committee shall have the power to appoint its chair and the rules for calling, holding, conducting and adjourning meetings of the committee which, unless otherwise determined, shall be the same as those governing the Board.  Each member of a committee shall serve during the pleasure of the Board of Directors and, in any event, only so long as such person shall be a Director.  The Directors may fill vacancies in a committee by appointment from among their members.  Provided that a quorum is maintained, the committee may continue to exercise its powers notwithstanding any vacancy among its members.

3.6                               MEETINGS BY TELEPHONIC, ELECTRONIC OR OTHER COMMUNICATION FACILITY

Subject to the Act, if all of the Directors consent, a Director may participate in a meeting of the Board or of a committee of the Board by means of telephonic, electronic or other communication facilities that permit all persons participating in the meeting to communicate adequately with each other during the meeting.  Any required consent of a Director to the participation in the meeting in such manner shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the Board while the Director holds office.  A Director participating in such a meeting in such manner shall be considered present at the meeting and at the place of the meeting and shall be deemed to have consented to such meeting.

ARTICLE 4
OFFICERS

4.1                               APPOINTMENT OF OFFICERS

The Board may from time to time appoint a chairman of the Board, a president, one or more vice-presidents, a secretary, a treasurer and such other Officers as the Board may determine, including one or more assistants to any of the Officers so appointed. The Board may specify the duties of and, subject to the provisions of the Act, delegate to such Officers powers to manage the business and affairs of the Corporation. Except for the chairman of the Board and the president, an Officer may but need not be a Director and one person may hold more than one office.

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ARTICLE 5
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

5.1                               APPOINTMENT OF OFFICERS

To the extent permitted by law, no Director or Officer for the time being of the Corporation shall be liable for

(a)                                 the acts, receipts, neglects or defaults of any other Director or Officers or employee;

(b)                                 joining in any receipt or act for conformity;

(c)                                  any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation;

(d)                               the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested;

(e)                                  any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited;

(f)                                   any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation; or

(g)                                  for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto,

unless the same shall happen by or through his failure to act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith failure to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, If any Director or Officer of the Corporation shall be employed by, or shall perform services for the Corporation otherwise than as a Director or Officer or shall be a member of a firm or a shareholder, Director or officer of a corporation which is employed by, or performs services for, the Corporation, the fact of his being a Director or Officer of the Corporation shall not disentitle such Director or Officer or such firm or corporation as the case may be, from receiving proper remuneration for such services.

5.2                               INDEMNITY

Subject to the limitations contained in the Act, but without limit to the right of the Corporation to indemnify any person under the Act or otherwise, the Corporation shall indemnify a Director or Officer, a former Director or Officer, or a person who acts or acted at the Corporation’s request as a Director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a Director or Officer or a Director or officer of such body corporate, if

(a)                                 he acted honestly and in good faith with a view to the best interests of the Corporation, and

(b)                                 in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

5.3                               ADVANCE OF COSTS

The Corporation shall, to the maximum extent permitted under the Act or otherwise by law, advance moneys to an individual referred to in Section 7.2 for the costs, charges and expenses of a proceeding referred to in Section 7.2 provided such individual shall repay the moneys advanced if the individual does not fulfil the conditions set forth in the Act.

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5.4          COURT APPROVAL

The Corporation shall use reasonable commercial efforts to obtain any court or other approvals necessary for any indemnification or advance of costs, charges and expenses pursuant to Sections 7.2 or 7.3.

5.5          INDEMNITIES NOT EXCLUSIVE

The rights of any person to indemnification granted by the Act or this By-law are not exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or Directors, at law or otherwise, and shall continue as to a person who has ceased to be a Director, officer, employee or agent and will enure to the benefit of the heirs and legal representatives of that person.

5.6          INSURANCE

Subject to the limitations contained in the Act, the Corporation may purchase and maintain for the benefit of Directors and Officers such insurance as the Board may from time to time determine.

ARTICLE 6
ADMINISTRATION

6.1          CORPORATE SEAL

The corporate seal of the Corporation, if any, shall be in such form as the Board may from time to time by resolution approve.

6.2          EXECUTION OF INSTRUMENTS

Contracts, documents or instruments in writing requiring execution by the Corporation may be signed by any two Directors or by any two of the chairman of the Board, the president, a vice-president and the treasurer or by any one of the foregoing together with the secretary or an assistant secretary. The secretary or an assistant secretary shall affix the corporate seal to such instruments as require the same. The Board is authorized from time to time by resolution to appoint any Officer or Officers or any other person or persons on behalf of the Corporation to affix the corporate seal and to sign and deliver contracts, documents or instruments in writing. The term “contracts, documents or instruments in writing” as used in this By-law shall include deeds, mortgages, charges, conveyances, transfers and assignments of property of all kinds including specifically but without limitation transfers and assignments of shares, warrants, bonds, debentures or other securities and all paper writings.

6.3          EXECUTION IN COUNTERPART, BY FACSIMILE AND BY ELECTRONIC SIGNATURE

(a)           Subject to the Act, any instrument or document required or permitted to be executed by one or more persons on behalf of the Corporation may be signed by electronic means in accordance with the Act or by facsimile or .pdf file;

(b)           Any instrument or document required or permitted to be executed by one or more persons may be executed in separate counterparts, each of which when duly executed by one or more of such persons shall be an original and all such counterparts together shall constitute one and the same such instrument or document; and

(c)           Subject to the Act, whenever a notice, document or other information is required under the Act or this By-law to be created or provided in writing, that requirement may be satisfied by the creation and/or provision of an electronic document.

6.4          FINANCIAL YEAR

Until changed by the Board, the financial year of the Corporation shall end on the 31st day of December in each year.

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6.5          BANKING ARRANGEMENTS

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the Board, Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the Board may from time to time prescribe or authorize.

6.6          VOTING RIGHTS IN OTHER BODIES CORPORATE

The signing officers of the Corporation may execute and deliver instruments of proxy and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the persons signing or arranging for them. In addition, the Board may direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

6.7          DIVISIONS

The Board may from time to time cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions upon such basis, including without limitation, types of business or operations, geographical territories, product lines or goods or services, as the Board may consider appropriate in each case.  From time to time the Board may authorize upon such basis as may be considered appropriate in each case:

(a)           the designation of any such division by, and the carrying on of the business and operations of any such division under, a name other than the name of the Corporation; provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation; and

(b)           the appointment of officers for any such division and the determination of their powers and duties, provided that any such officers shall not, as such, be officers of the Corporation.

ARTICLE 7
BORROWING

7.1          LOANS AND GUARANTEES

Without limiting the borrowing powers of the Corporation as set forth in the Act, the Board may from time to time:

(a)           borrow money upon the credit of the Corporation;

(b)           issue, reissue, sell or pledge bonds, debentures, notes or other evidence of indebtedness of the Corporation whether secured or unsecured;

(c)           give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(d)           mortgage, hypothecate, pledge or otherwise create an interest in or charge upon all or any property (including the undertaking and rights) of the Corporation, owned or subsequently acquired, by way of mortgage, hypothec, pledge, or otherwise, to secure payment of any such evidence of indebtedness or guarantee of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted, or endorsed by or on behalf of the Corporation.

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7.2          DELEGATION

The Board may from time to time delegate to such one or more of the Directors and Officers of the Corporation as may be designated by the Board all or any of the powers conferred on the Board by subsection 7.01 or by the Act to such extent and in such manner as the Board shall determine at the time of each such delegation.

ARTICLE 8
EFFECTIVE DATE

8.1          EFFECTIVE DATE

This By-law shall come into force when made by the Board in accordance with the Act.

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APPENDIX “B”

TRANSALTA CORPORATION

(the “Corporation”)

ADVANCE NOTICE BY-LAW No. 2

INTRODUCTION

The Corporation is committed to: (i) facilitating an orderly and efficient annual or, where the need arises, special, meeting process; (ii) ensuring that all shareholders, including those voting by proxy, receive adequate notice of director nominations and sufficient information with respect to all nominees; (iii) allowing the Corporation, it shareholders and appropriate regulatory bodies to evaluate all nominees’ qualifications and suitability as a director of the Corporation; and (iv) allowing shareholders to cast an informed vote.

The purpose of this Advance Notice By-law (the “By-law”) is to provide shareholders, directors and management of the Corporation with guidance on the nomination of directors. This By-law is the framework by which the Corporation seeks to fix a deadline by which holders of record of common shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form.

It is the position of the Corporation that this By-law is beneficial to shareholders and other stakeholders.  This By-law will be subject to an annual review, and will reflect changes as required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

NOMINATIONS OF DIRECTORS

1.         Nomination procedures - Subject only to the Canada Business Corporations Act (the “Act”) and the articles of the Corporation (the “Articles”), only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation (the “Board”) may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors:

a.     by or at the direction of the Board, including pursuant to a notice of meeting;

b.     by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

c.     by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided for below in this By-law and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this By-law.

2.         Timely notice - In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Corporation at the principal executive offices of the Corporation.

3.         Manner of timely notice - To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must be made:

a.     subject to paragraph (b) below, in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders;

b.     notwithstanding paragraph (a) above, if the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

c.     in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

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4.         Proper form of timely notice - To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must set forth:

a.     as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of  directors pursuant to the Act and Applicable Securities Laws (as defined below); and

b.     as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

The Corporation may require any proposed nominee to furnish such other information, including a written consent to act, as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

5.         Eligibility for nomination as a director - No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-law; provided, however, that nothing in this By-law shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

6.         Terms - For purposes of this By-law:

a.     “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

b.     “Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each relevant province and territory of Canada.

7.         Delivery of Notice - Notwithstanding any other provision of this By-law, notice given to the Corporate Secretary of the Corporation pursuant to this By-law may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Corporate Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the aforesaid address) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

8.         Board Discretion - Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this By-law.

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APPENDIX “C”

CHECKLIST OF CORPORATE GOVERNANCE DISCLOSURE – FORM 58-101F1

1(a)	Identity of directors who are independent (all except for President and CEO)	Majority 10 of 11
1(b)	Identity of non-independent directors	President and CEO
1(c)	Majority of independent directors	Yes
1(d)	Identify directors who are also directors of other issuers and name the issuers (none involving our President and CEO, none involving compensation committees)	See table on page 33
1(e)	Independent directors hold regularly scheduled meetings at which non-independent directors and management are not in attendance	Yes
1(f)	Independent chair of the board	Yes
1(g)	Attendance record for each director	See table on page 22
2	Disclose text of board’s written mandate	Appendix “D” and at www.transalta.com
3(a)	Written position descriptions for chair and chair of each board committee	Yes and at www.transalta.com
3(b)	Written position description for CEO	Yes
4(a)	New director orientation	Yes
4(b)	Continuing education program for directors	Yes
5(a)	Written code of conduct for directors, officers and employees	Yes
5(b)	Board ensures directors exercise independent judgment	Yes
5(c)	Board promotes a culture of ethical business conduct	Yes
6(a)	Board has process to identify new candidates for board nomination	Yes
6(b)	Nominating committee composed of entirely independent directors	Yes
6(c)	Describe responsibilities, powers and operation of nominating committee	See GEC on page
7(a)	Process by which board determines compensation for directors and officers	See page 42
7(b)	Compensation committee composed of entirely independent directors	Yes
7(c)	Describe responsibilities, powers and operation of compensation committee	See HRC on page
7(d)	Identify advisors retained to assist in determining compensation for directors or officers and summarize mandate for which they were retained and nature of any other work requested	See page 63
8	Identify standing committees other than audit, compensation and nominating and describe their function	None

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9	Disclose whether or not the board, committees and individual directors are regularly assessed and describe the process	See page 34

NEW YORK STOCK EXCHANGE – SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES

Compliance with NYSE Standards

TransAlta’s corporate governance practices do not differ from those of the NYSE.  We did during the year have one audit committee member sit on more than three public companies due to an unexpected resignation of one of our directors from the Board and our Audit and Risk Committee for personal reasons.  As a result, Mr. Kanovsky, an experienced audit committee member, was asked to take on the role on a temporary basis while the Company searched and nominated another Director for election to its Board.  Mr. Alan Fohrer, an experienced director and an individual with accounting and related financial management expertise, was elected to the Company’s Board of Directors on April 23, 2013 and to the Audit and Risk Committee on that date.

Based on the rules of the NYSE, the Company must assess the simultaneous service of its audit committee members who sit on the audit committees of more than three public companies. TransAlta has not adopted a policy with respect to this simultaneous service but instead reviews each situation on its own merits.  The Board considered, in this situation, Mr. Kanovsky’s other professional responsibilities prior to this appointment and determined that his responsibilities were not so substantial as to preclude the attention and focus necessary for him to fulfill his duties and responsibilities to the ARC and to the Board.  The Board affirmatively determined that the simultaneous audit committee service of Mr. Kanovsky on more than three public companies did not impair his ability to effectively serve on the ARC.

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APPENDIX “D”

TRANSALTA CORPORATION

(the “Corporation”)

GENERAL GOVERNANCE GUIDELINES FOR THE BOARD

A.                                    INTRODUCTION

The Board of Directors (the “Board”) is responsible for overseeing the successful management of TransAlta Corporation (the “Company”) by establishing key policies and standards, including policies for the assessment and management of the Corporation’s principal risks, for reviewing and approving the Company’s strategic plans and for the hiring of its President and Chief Executive Officer (“CEO”).  The Board has the statutory authority and obligation to act honestly and in good faith with a view to the best interests of the Company, including all shareholders and other stakeholders.  Although the Board is responsible for the stewardship of the Company, it has delegated to the CEO and the senior management team the day-to-day leadership and management of the Company.  The Board monitors and assesses the performance and progress of the Company’s goals through candid and timely reports from the CEO and the senior management team.

The Board has adopted the following guidelines to meet its governance responsibilities.

B.                                    BOARD ORGANIZATION AND MEMBERSHIP

1)                                     Independent Chair of the Board

The Board has chosen to separate the positions of chair of the Board (“Chair”) and CEO.  The Chair is independent from management and the Company.  The Chair is appointed for a three-year term, contingent upon being elected to the Board annually by the shareholders.  The Chair will normally serve no more than two three-year terms, subject to special circumstances arising.

2)                                     Chair Position Description

The Chair’s responsibilities are set out in a position description that encompasses the Chair’s role as it relates to the Board, committees and the CEO.

3)                                    Size of the Board

It is the view of the Board that 10 to 12 directors are sufficient to provide a diversity of expertise and knowledge, permitting effective committee organization and is appropriate for efficient meetings and decision-making.

The Governance and Environment Committee (the “Committee”) reviews the size of the Board annually and recommends changes in size to the Board when appropriate.

4)                                     Independence of Directors

The Board annually affirmatively determines the independence status of each director, based on the recommendation of the Committee.  An independent director is a director who is independent of management and who has no direct or indirect material relationship or any other relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.  In making this determination the Board adheres to the requirements of Canadian and U.S. securities and stock exchange rules and regulations.  Each director is required to complete an annual declaration of interest identifying all executive and board positions held by that director and whether any relationships exist with the Company or any of its subsidiaries and affiliates. The Committee reviews these declarations annually to ensure the majority of directors are independent.  The Board also undertakes this determination upon the appointment of any new director to the Board.

Any former officer of the Company serving on the Board is considered to be non-independent for purposes of corporate governance until such time as the applicable regulatory cooling off period has been met and the independent directors determine that no direct or indirect material relationship exists, taking into consideration the former executive’s duties and relationships for and with the Company.

As a matter of policy, the Board is comprised of a majority of independent directors.  Decisions on matters of corporate governance and executive compensation are reviewed and made by the independent directors.

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5)                                     Majority Voting for Directors and Form of Proxy

The Board believes that each of its members should carry the confidence and support of its shareholders.  Directors stand for election each year at the annual meeting of shareholders.  Shareholders are given the opportunity to vote in favour of, or to withhold from voting for, each director nominee individually.

In an uncontested election of directors at a shareholders’ meeting, the votes cast in favour of the election of a director nominee must represent a majority of the shares voted and withheld for the election of the director.  If that is not the case, the director nominee is required to promptly tender his or her resignation for consideration by the balance of the Board.  In the absence of extenuating circumstances, it is expected that the Board will accept the resignation in a time frame consistent with the interest of the Company.  Should the Board determine not to accept the resignation, it will issue a press release setting forth the reasons for that decision.

6)                                     Criteria for Board Membership

Each year the Committee reviews the composition of the Board in order to ensure that it has the best mix of skills and experience to guide the long-term strategy and ongoing business operations of the Company.  This review takes into account diversity of background, skills and experience of each director currently on the Board, any upcoming retirements, succession needs, specialized committee membership requirements, industry, market and strategic direction of the Company’s business.  The information is compiled through the use of a questionnaire which identifies the skills, education and experience of each director which is then compiled into a matrix.

If a vacancy or a particular need arises, the Committee, together with the Chair, identifies potential nominees through the assistance of a professional search firm, or its evergreen candidate list, screens their qualifications and fit for the Board following which the Committee makes a recommendation to the Board for appointment or election.  The Board is responsible for nominating candidates to the Board for election by the shareholders and to appoint directors as the number of positions warrants on an interim basis between annual meeting if required.

7)                                    Change in a Director’s Principal Occupation

A director who makes a significant change in principal occupation must advise the Board in order to give the Board the opportunity to review, through the Committee, whether such change may have an impact on their status on the Board.

8)                                     New Director Orientation

New directors are provided with an orientation and education program that includes written information about the duties and responsibilities of directors, the business and operations of the Company, minutes and material from recent Board and committee meetings, one-on-one meetings with senior management and Board members and site tours.    A comprehensive director’s manual is also provided to each new director.  The orientation of each new director is tailored to that director’s individual needs and areas of interest.  Specialized and independent training is also available from professional organizations if required or requested.

9)                                     Ongoing Director Education

Each director is responsible for keeping informed about the business of the Company and developments in the industry.  Management assists directors by providing regular updates at each in-person board meeting on various topics relating to the business, developments in the industry, political and economic developments in the geographical areas in which the Company is active and in the general market place.  The Board also receives regular communications from the CEO on developments in the business, progress of the Company towards the achievement of its established goals / strategy and updates on relevant topics of interest.

In addition, management engages external speakers from time to time to make presentations to the Board and management on matters affecting the Company, the industry or the market place.  Directors also take part in tours of the Company’s assets or its suppliers and participate in management presentations relating to different aspects of the Company’s business.  These presentations, discussions and tours facilitate increased discussion between management and the Board and provide members of the Board with additional knowledge and context for exercising their duties.

Directors are also encouraged to participate in professional development courses and to maintain membership in professional associations that provide continuing education to directors.  All costs associated with such memberships or development courses are reimbursed by the Company.

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10)                              Retirement Age, Tenure and Succession

The retirement age for Board directors is 72.  In addition, to ensure the renewal of skills, expertise and personal attributes on the Board, the Board has adopted a maximum tenure of 15 years for all non-management directors appointed to the Board.  The Board may, at its discretion, extend the term of a director beyond the limitations provided if it is deemed that the Company and the Board would benefit from the continued service of the director.

The Committee reviews annually the retirement dates of directors.  In this review, the Committee considers the size and composition of the Board and addresses the succession planning needs associated with both the loss of skills and experience created by retiring directors, the need for continuity on the Board balanced against the need for new skills to address the direction of the Company.

11)                              Director Compensation

The Committee annually reviews the Chair and directors’ compensation and makes recommendations to the Board for consideration when it believes that changes in compensation are warranted.  In making this determination the Committee considers the market competitiveness of its compensation against companies of similar size and scope in Canada and which form part of the Company’s Comparator Group.  The Committee also reviews the compensation data compiled by independent firms in assessing the competitiveness of its compensation.

The Board has determined that ownership of the Company’s shares or Deferred Share Units (“DSUs”) by directors is desirable as one way of aligning the interests of directors with those of the shareholders.  A portion of the director’s annual retainer fee is paid in shares or DSUs of the Company.  The Company has established a minimum share and/or DSUs holding requirement, which requires each director of the Company to acquire and hold a minimum value of three times the director’s annual retainer fee within three years of their appointment to the Board.  In addition, newly appointed directors are required to acquire and hold the equivalent of one time their annual retainer fee within one year of their appointment to the Board.

C.                                    BOARD MEETINGS AND MATERIALS

1)                                     Agendas and Materials

The Chair and the CEO, together with the Vice-President and Corporate Secretary, establish the agenda for each Board meeting, ensuring that all matters to be addressed as provided in these guidelines form part of the scheduled agendas for the year.  In advance of each meeting, management distributes to the Board written information and data necessary for the Board’s understanding of the business to be conducted at the meeting.  Any Board member may suggest the inclusion of additional items on the agenda.

2)                                     Quorum

A majority of the members of the Board, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

3)                                     Meetings and In Camera Meetings

Members of senior management are invited to attend Board meetings as required.

The independent directors meet without management present as a standing agenda item at each regularly scheduled, in-person Board meeting.  The Chair discusses with the CEO any matters which may have risen during these meetings that are relevant for the CEO or management.

D.                                    COMMITTEE ORGANIZATION AND MEETINGS

1)                                     Board Committees

Each committee operates according to an approved charter. The standing committees are: Audit and Risk, Human Resources and Governance and Environment.  The Board may form a new committee or disband a current committee if, in its view, it is appropriate to do so, provided that the Board will always have an audit committee.

2)                                     Assignment of Committee Members

The Board, based on a recommendation of the Committee, appoints committee members and committee chairs.  The Committee’s recommendation is derived from consultations with the Chair, with individual directors and with the objective of utilizing particular expertise while recognizing and balancing the need for renewal of ideas and continuity of knowledge.

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3)                                     Committee Meetings

Committee chairs, in consultation with committee members, determine the frequency (consistent with the committee’s Charter) of the meetings of the committees.  The Audit and Risk Committee meets at least quarterly.  Each committee reports to the full Board with respect to the proceedings of each meeting.  The independent directors meet without management present as a standing agenda item at each regularly scheduled, in-person committee meeting.

4)                                     Committee Agendas

The chair of each committee, in consultation with the appropriate members of management and the Vice-President and Corporate Secretary, develops the committee’s agendas.  Through the use of a checklist linked to its Charter, each committee ensures that all matters to be addressed, as set out in its Charter, form part of its schedule of agendas for the year.

E.                                    BOARD AND MANAGEMENT RESPONSIBILITIES

1)                                     Board Relationship with Management

Board members have open access to management for relevant information and management is encouraged to make appropriate use of the Board’s skills.  Open discussions between the Board and members of management about issues facing the Company are encouraged.  The Board also encourages senior management to bring employees who have potential as future senior leaders, and who would benefit from exposure to the Board, into Board meetings from time to time.

2)                                     Appointment of Chief Executive Officer and Senior Management

The Board, at the recommendation of the Human Resources Committee (the “HRC”), is responsible for the hiring and appointment of the Chief Executive Officer, including the approval of his/her compensation and any employment agreement.

The Board also approves, at the recommendation of the HRC, the appointment of the senior management team.

3)                                     Evaluation of the Chief Executive Officer

The HRC conducts an annual review of the performance of the CEO as measured against objectives mutually established by the HRC and the CEO, and approved by the Board.  The Chair of the Board and the chair of the HRC communicate the performance evaluation to the CEO and to the Board.  The HRC utilizes this evaluation to make recommendations to the Board with respect to the CEO’s variable compensation for the year.

4)                                     Corporate Strategy

Management is responsible for the development of the Company’s strategic direction and plans.  It is the role of the Board to review, question, contribute to, and approve the strategic plans of the Company and to oversee its execution.  The Board dedicates time annually to review, discuss and approve the Company’s strategic plans, receives updates at each regularly scheduled Board meeting and receives periodic updates from the CEO.

5)                                     Limits to Management Authority

The Board has established general authority guidelines that identify areas of responsibility that require the involvement of the Board, including material organizational changes, policy development, budgets, material financial plans and commitments, corporate and certain personnel matters.  These guidelines place limits on management’s authority based upon the nature and size of the proposed action.

6)                                     Succession Planning and Management Development

The CEO presents annually a detailed report on management development and the succession planning process to the HRC.  The CEO also recommends, on a continuing basis, a successor in the event of the unexpected incapacity of the CEO.  The HRC reviews and approves management’s succession plans and reports to the full Board on these plans annually.

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7)                                     Risk Assessment

The Board is responsible for understanding the principal risks associated with the Company’s business and for ensuring that management has implemented appropriate strategies to manage these risks.  It is the responsibility of management to ensure that the Board is kept well informed of these changing risks on a timely basis.

i)                 Enterprise Risk Management

The Board has delegated to its Audit and Risk Committee (the “ARC”) the oversight of management’s assessment of the Company’s principal risks.  Management has adopted a comprehensive Enterprise Risk Management system which focuses on risk identification, risk classification, mitigation plans and identification of residual risks; all of which must be construed within the risk appetite approved by the Board.  Management reviews quarterly with the ARC the Company’s risk scorecard and residual risks including the identification of risk profile changes if applicable.  The ARC reports to the Board quarterly on this review.  The Board undertakes a comprehensive review of management’s assessment annually and its response plan.

Management also undertakes a comprehensive risk-reward analysis of all projects / opportunities brought to the Board for approval.

ii)                                      Compensation Risk Assessment

The Board has delegated to its HRC the oversight of risks related to compensation.  Management has adopted a risk review framework, as part of its overall Enterprise Risk Management review, which assesses the Company’s risks relating to compensation, focusing on the areas in which the Company would be most vulnerable.  In addition, the Board has adopted a clawback policy in order to deter inappropriate risk-taking activities.  The Board undertakes an annual comprehensive review of compensation risk as part of its annual Enterprise Risk Management review.

8)                                     Internal Controls

The Company continually seeks to establish controls relating to financial or other matters that give the Board appropriate assurances that its responsibilities are discharged.  The Company has adopted a framework for the assessment of internal controls and together with the internal and external auditors provide regular reports to the ARC which then reports to the full Board.

The Company has also adopted a Code of Conduct that sets out the key principles and policies governing the organization and has adopted a separate code of conduct for employees engaged in financial reporting.  The Board, through the ARC, reviews the report of employees with respect to their compliance with these codes, the key financial policies of the Company, and is informed of any exceptions arising.

9)                                     Insider Trading and Disclosure Practices

The Company has adopted an Insider Trading Policy, which is reviewed annually by the ARC and reported to the Board.  The policy requires, among other things, that directors and officers adhere to a trading blackout when in possession of material non-public information.  All directors and officers, who are considered insiders of the Company, must consult with the Vice-President and Corporate Secretary or the Chief Legal and Compliance Officer before trading in TransAlta securities and provide confirmation immediately following any trade.

To facilitate and foster relations with shareholders and other stakeholders, the Company has adopted a disclosure policy which addresses the timely dissemination of all material information.  The policy also prohibits any employee in possession of material undisclosed information from trading in the Company’s securities prior to such information being disclosed to the public.  The policy also requires that the chair of the ARC review and approve the release of financial information derived from the Company’s financial statements.  This policy is reviewed annually by the ARC and reported to the Board.

10)                              Outside Advisors for Individual Directors

If any individual director requires the services of an independent advisor to assist him/her with matters involving his/her responsibilities as a Board member, he/she may engage such an advisor at the expense of the Company provided that he/she has first obtained the authorization of the Chair.  The director shall adhere to the principles enunciated in the Charter of the HRC in determining the independence of the advisor.

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F.                                    EVALUATION OF THE BOARD AND THE BOARD-MANAGEMENT RELATIONSHIP

1)                                     Assessing the Chair’s Performance

In each year of the Chair’s term, the Chair of the Committee, as a component of the Board evaluation questionnaire and through one-on-one interviews with each director, performs an evaluation of the Chair’s performance, measured against the Chair’s position description.  The Chair of the Committee summarizes the results, discusses the assessment with the Chair and reviews the results of this assessment during an in camera discussion with the Board.  The results of this review form the basis for objectives for the Chair for the upcoming year.  In addition, prior to the expiry of the Chair’s first term, these reviews form the basis for the Committee’s recommendation to the Board with respect to the renewal of the Chair’s term.

2)                                     Assessing the Board, Committee, Individual Director Performance and Board-Management Relationship

The Chair meets annually with each director to obtain their views on the effectiveness of the Board, Board committees, the Board-management relationship, individual director contributions and performance, management contributions and overall workings of the Board.  To facilitate these one-on-one meetings, questionnaires relating to Board and individual committee assessments are provided to each Director for completion on an anonymous basis.  The questionnaires address specific topics and questions for discussion, including (among others) an overall assessment of the Board’s performance in the discharge of its duties and responsibilities, whether the Board is satisfied with the strategic initiatives of the Company, the Company’s risk management processes, the Company’s disclosure processes, the management succession plan, the Board’s relationship with management, the quality and timeliness of information provided to the Board in preparation for meetings, the operation of the Board and its committees and the contributions of each director.

The Chair also utilizes the information obtained during this evaluation to identify areas of improvement and objectives for the upcoming year and communicates this information to the Board during an in camera discussion.  In addition, the Chair provides individual directors feedback on the evaluation conducted by their peers and provides direction on areas for improvement if necessary.  The information is also utilized by the Chair to provide feedback to the CEO on his/her performance and for communication to the senior management team for improvements in areas that will assist the Board in the discharge of its responsibilities.

G.                                   COMMUNICATION AND SHAREHOLDER AND STAKEHOLDER RELATIONS

1)                                     Board Communications Policy

The Board, or the appropriate committee thereof, reviews and approves the content of the Company’s major communications to shareholders, other stakeholders and the investing public, including the quarterly and annual reports, the proxy circular, the annual information form and any prospectuses and supplements that may be issued.

The Board believes that it is generally the function of management to communicate with the investment community, the media, customers, suppliers, employees, governments and the general public on management and operational matters.

2)                                     Shareholder and other Stakeholder Communication

The Board believes that it is important to have constructive engagement with its shareholders and other stakeholders and has established means for the shareholders of the Company and other stakeholders to communicate with the Board through the use of a confidential Help Line or by writing directly to the Board.  The contact information for communicating with the Board is published annually in the Company’s annual report.  Shareholders and other stakeholders may, at their option, communicate with the Board on an anonymous basis.

In addition, the Board has adopted an annual non-binding advisory vote on the Company’s approach to executive compensation.  The Company is committed to ensuring continued good relations and communications with its shareholders and other stakeholders and will continue to evaluate its practices in light of any new governance initiatives or developments.

D-6	TransAlta Corporation 2014 Management Proxy Circular

SOLICITATION OF PROXIES

The solicitation will be made primarily by mail and the cost will be borne by the Company. Officers and employees of the Company may solicit proxies without compensation by telephone, facsimile or in person. TransAlta has also retained the services of Kingsdale Shareholder Services, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, M5X 1E2, as its proxy solicitation agent, to assist with the solicitation of proxies on behalf of management.

They may be reached at:

Phone:	North American Toll Free: 1.877.659.1820
Outside North America, Banks and Brokers Call Collect: 416.867.2272
Email:	contactus@kingsdaleshareholder.com
Facsimile:	416.867.2271 or 1.866.545.5580 (toll free)

TransAlta Corporation
110 - 12th Avenue SW
Box 1900, Station "M"
Calgary, Alberta
Canada T2P 2M1
403.267.7110
www.transalta.com